SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
Dated: June 1, 2010
Commission File No. 001-33311
NAVIOS MARITIME HOLDINGS INC.
85 Akti Miaouli Street, Piraeus, Greece 185 38
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):
Yes ☐       No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐       No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑

          The information contained in this Report is hereby incorporated by reference into the Registration Statements on Form F-3, File Nos. 333-136936, 333-129382 and 333-165754 and on Form S-8, File No. 333-147186.
Operating and Financial Review and Prospects
          The following is a discussion of the financial condition and results of operations of Navios Maritime Holdings Inc. (“Navios Holdings” or the “Company”) for the three month periods ended March 31, 2010 and 2009. All of these financial statements have been prepared in accordance with Generally Accepted Accounting Principles in the United States of America (U.S. GAAP). You should read this section together with the consolidated financial statements and the accompanying notes included in Navios Holdings’ 2009 annual report filed on Form 20-F with the Securities and Exchange Commission.
          This report contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Reform Act of 1995. These forward-looking statements are based on Navios Holdings’ current expectations and observations. Included among the factors that, in our view, could cause actual results to differ materially from the forward looking statements contained in this report are changes in any of the following: (i) charter demand and/or charter rates, (ii) production or demand for the types of dry bulk products that are transported by Navios Holdings’ vessels, (iii) operating costs including but not limited to changes in crew salaries, insurance, provisions, repairs, maintenance and overhead expenses, or (iv) changes in interest rates.
Recent Developments
Navios Maritime Holdings Inc.
Vessel Acquisitions
          On January 20, 2010, Navios Holdings took delivery of Navios Antares, a 169,059 deadweight ton (“dwt”), Capesize vessel, built in 2009 in a South Korean shipyard for an acquisition price of $115.7 million, of which $30.8 million was paid in cash, $10.0 million through the issuance of shares (698,812 common shares at $14.31 per share based on the closing price on the acquisition date), $64.4 million was financed through a loan facility and the remaining amount was funded through the issuance of 1,780 shares of Preferred Stock.
          On January 27, 2010, Navios Holdings agreed to acquire a new build 180,000 dwt Capesize vessel for a purchase price of $55.5 million, of which $52.5 million is payable in cash and $3.0 million has been paid in the form of shares of Preferred Stock. The vessel is under construction with a South Korean shipyard and is scheduled for delivery in the first quarter of 2011. The vessel is subject to a 12-year charter to a quality counter party for $27,431 (net) daily rate.
          On March 8, 2010, pursuant to a memorandum of agreement, Navios Holdings purchased the Navios Vector, a 50,296 dwt, 2002-built Ultra Handymax, which was previously a long-term chartered-in vessel, for an acquisition cost of approximately $30.0 million. On March 12, 2010, Navios Holdings paid a 10% deposit of $3.0 million for the acquisition of this vessel, which was delivered on April 28, 2010 and its acquisition cost was financed through the $18.0 million release of restricted cash kept for investing activities and the balance through existing cash.
          In April 2010, Navios Holdings agreed to acquire a new build 180,000 dwt Capesize vessel for a price of $54.0 million. The vessel is under construction with a South Korean Shipyard and is scheduled for delivery in January 2011. The vessel has been chartered out for ten years charter to a quality counter party for $24,674 (net) daily rate.
Sale of vessels
          On January 8, 2010, Navios Holdings sold the Navios Hyperion, a Panamax vessel, and the rights to time charter to Navios Maritime Partners L.P (“Navios Partners”) for $63.0 million in cash.
          On March 18, 2010, Navios Holdings sold the Navios Aurora II, a 2009 South Korean-built Capesize vessel, and the rights to time charter to Navios Partners for $110.0 million. Out of the $110.0 million purchase price, $90.0 million was paid in cash and the remaining of $20.0 million through the receipt of 1,174,219 common units of Navios Partners.
          On May 21, 2010, Navios Holdings sold the Navios Pollux, a 2009 South-Korean-built Capesize vessel, and the rights to time charter to Navios Partners for $110.0 million.
Dividend Policy
          On May 17, 2010, the Board of Directors declared a quarterly cash dividend for the first quarter of 2010 of $0.06 per share of common stock. This dividend is payable on July 7, 2010 to stockholders of record on June 15, 2010. The declaration and payment of any further dividend remains subject to the discretion of the Board, and will depend on, among other things, Navios Holdings’ cash requirements as measured by market opportunities, debt obligations and restrictions under its credit agreements.
Navios Partners
          On February 8, 2010, Navios Partners completed its public offering of 4,025,000 common units at $15.51 per unit and raised gross proceeds of approximately $62.4 million or approximately $59.6 million net proceeds (excluding $0.2 million offering costs). Pursuant to this offering, Navios Partners issued 82,143 additional general partnership units to its general partner Navios G.P. LLC (the “General Partner”) for $1.3 million.
          On May 5, 2010, Navios Partners completed its public offering of 5,175,000 common units at $17.84 per unit and raised gross proceeds of approximately $92.3 million or approximately $88.2 million net proceeds (excluding $0.3 million offering costs). Pursuant to this offering, Navios Partners issued 105,613 additional general partnership units to the General Partner for $1.9 million. Following this offering Navios Holdings’ interest in Navios Partners decreased to 31.3% as of April 2010 (including GP interest).
          On May 13, 2010, Navios Holdings received an amount of $5.4 million as a dividend distribution from its affiliate Navios Partners.
Navios Logistics
          On February 3, 2010, Navios South American Logistics Inc. (“Navios Logistics”) took delivery of the Sara H, a 9,000 dwt, double-hulled product oil tanker vessel, which is chartered-out for three years, beginning in March 2010. The purchase price of the vessel (including direct costs) amounted to approximately $18.0 million. The vessel will be financed through a long-term loan with terms similar to those relating to the Makenita H and the Estefania H previously delivered to Navios Logistics.
          In May 2010, Navios Logistics agreed to charter-in two new product tankers M/T Stavroula and M/T Jiujiang, 16,871 dwt each, with expected delivery in the second quarter of 2010, including an option to be acquired.
Navios Acquisition
          On April 8, 2010, pursuant to the terms and conditions of the Acquisition Agreement by and between Navios Maritime Acquisition Corporation (“Navios Acquisition”) (NYSE: NNA) and Navios Holdings, Navios Acquisition agreed to acquire 13 vessels (11 product tankers and two chemical tankers) plus options to purchase two additional product tankers, for an aggregate purchase price of $457.7 million. Each vessel will be commercially and technically managed under a management agreement with a subsidiary of Navios Holdings.
          On May 25, 2010, after its special meeting, Navios Acquisition announced the approval of the acquisition of 13 vessels (11 product tankers and two chemical tankers) for an aggregate purchase price of $457.7 million, of which $123.4 million will be from existing cash and the $334.3 million balance from debt financing pursuant to the terms and conditions of the Acquisition Agreement by and between Navios Acquisition and Navios Holdings and (b) certain amendments to Navios Acquisition’s amended and restated articles of incorporation.
          Following the consummation of the transactions described in the Acquisition Agreement, Navios Holdings will be released from all debt and equity commitments for the above vessels and Navios Acquisition will reimburse Navios Holdings for the $38.8 million equity payments made prior to the stockholders meeting under the purchase contracts for the vessels plus all associated payments previously made by Navios Holdings.
          Navios Holdings has purchased 6,337,551 shares of Navios Acquisition common stock for $63.2 million in open market purchases. As of May 25, 2010, following these purchases, Navios Holdings owns 12,372,551 shares (including 6,035,000 shares) or 57.3% of the outstanding common stock of Navios Acquisition.
Changes in Capital Structure
          Issuance of Common Stock: During the three months ended March 31, 2010, 15,652 restricted shares of common stock were issued to Navios Holdings’ employees following the vesting of restricted stock units. In addition, on February 26, 2010, 200 shares of restricted common stock were forfeited.
          Issuance of Preferred Stock: During the three months ended March 31, 2010, Navios Holdings issued 1,780 shares of Preferred Stock (fair value $10,550) at $10,000 nominal value per share to partially finance the acquisition of the Navios Antares on January 20, 2010 and on January 27, 2010, Navios Holdings issued an additional 300 shares of Preferred Stock (fair value $1,651) at $10,000 nominal value per share to partially finance the acquisition of one newbuild Capesize vessel.

          Following the issuances and cancellation of the shares described above, Navios Holdings had as of March 31, 2010, 100,889,651 shares of common stock and 10,281 shares of Preferred Stock outstanding.
          Share Repurchase Program: On November 14, 2008, the Board of Directors approved a share repurchase program authorizing the purchase of up to $25.0 million of Navios Holdings’ common stock pursuant to a program adopted under Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The program does not require any minimum purchase or any specific number or amount of shares and may be suspended or reinstated at any time in Navios Holdings’ discretion and without notice. During the three month period ended March 31, 2010, no shares were repurchased under this program. Since the initiation of the program and through December 31, 2009, 907,480 shares have been repurchased for a total consideration of $1.7 million.
Overview
General
          Navios Holdings is a global, vertically integrated seaborne shipping and logistics company focused on the transport and transshipment of dry bulk commodities, including iron ore, coal and grain. We technically and commercially manage our owned fleet (except for one of Kleimar’s initial owned vessels which is managed by an unrelated third party), and Navios Partners’ fleet, and commercially manage our chartered-in fleet. Navios Holdings has in-house ship management expertise that allows it to oversee every step of technical management of the owned fleet and Navios Partners’ fleet including the shipping operations throughout the life of the vessels and the superintendence of maintenance, repairs and drydocking.
          On August 25, 2005, pursuant to a Stock Purchase Agreement dated February 28, 2005, as amended, by and among International Shipping Enterprises, Inc., Navios Holdings and all the shareholders of Navios Holdings, ISE acquired Navios Holdings through the purchase of all of the outstanding shares of common stock of Navios Holdings. As a result of this acquisition, Navios Holdings became a wholly owned subsidiary of ISE. In addition, on August 25, 2005, simultaneously with the acquisition of Navios Holdings, ISE effected a reincorporation from the State of Delaware to the Republic of the Marshall Islands through a downstream merger with and into its newly acquired wholly owned subsidiary, whose name was and continues to be Navios Maritime Holdings Inc.
          On February 2, 2007, Navios Holdings acquired all of the outstanding share capital of Kleimar for a cash consideration of $165.6 million (excluding direct acquisition costs), subject to certain adjustments. Kleimar is a Belgian maritime transportation company established in 1993, an owner and operator of Capesize and Panamax vessels used in the transportation of dry cargoes and has an extensive contract of affreightment (“COA”) business.
          On August 7, 2007, Navios Holdings formed Navios Partners under the laws of Marshall Islands. Its General Partner, a wholly owned subsidiary of Navios Holdings, was also formed on that date to act as the general partner of Navios Partners and received a 2% general partner interest in Navios Partners.
          On January 1, 2008, pursuant to a share purchase agreement, Navios Holdings contributed (a) $112.2 million in cash and (b) the authorized capital stock of its wholly owned subsidiary CNSA in exchange for the issuance and delivery of 12,765 shares of Navios Logistics, representing 63.8% (67.2% excluding 1,007 shares of contingent consideration) of its outstanding stock. Navios Logistics acquired all ownership interests in Horamar in exchange for (a) $112.2 million in cash, of which $5.0 million was placed in escrow ($2,500 as of March 31, 2010) payable upon the attainment of certain EBITDA targets during specified periods through December 2008 (the “EBITDA Adjustment”) and (b) the issuance of 7,235 shares of Navios Logistics representing 36.2% (32.8% excluding 1,007 shares of contingent consideration) of Navios Logistics outstanding stock, of which 1,007 shares were placed in escrow (504 shares still kept as of March 31, 2010) pending the EBITDA Adjustment.
          In November 2008, part of the contingent consideration for the acquisition of Horamar was released, as Horamar achieved the interim EBITDA target. Following the resolution of the contingency, $2.5 million in cash and 503 shares of Navios Logistics were released to the shareholders of Horamar. Following this release, Navios Holdings owns 65.5% (excluding 504 shares that remained in escrow at March 31, 2010, pending achievement of final EBITDA target) of the outstanding common stock of Navios Logistics. In accordance with the amended share purchase agreement, the final EBITDA target may be resolved until June 30, 2010.
          On July 1, 2008, Navios Holdings completed the IPO of units in its subsidiary, Navios Acquisition, a blank check company. In this offering, Navios Acquisition sold 25,300,000 units for an aggregate purchase price of $253.0 million. Simultaneously with the completion of the IPO, Navios Holdings purchased Private Placement Warrants of Navios Acquisition for an aggregate purchase price of $7.6 million. Prior to the IPO, Navios Holdings had purchased 8,625,000 Sponsor Units for a total consideration of $25,000, of which an aggregate of 290,000 units were transferred to Navios Holdings’ officers and directors and an aggregate of 2,300,000 Sponsor Units were returned to Navios Acquisition and cancelled upon receipt. Each unit consists of one share of Navios Acquisition’s common stock and one warrant. Navios Holdings has purchased 6,337,551 shares of Navios Acquisition common stock for $63.2 million in open market purchases. Currently, following these purchases, Navios Holdings owns 12,372,551 shares (including 6,035,000 shares) or 57.3% of the outstanding common stock of Navios Acquisition. Navios Acquisition is no longer a wholly owned subsidiary of Navios Holdings but accounted for under the equity method due to Navios Holdings’ significant influence over Navios Acquisition.

Fleet
          The following is the current “core fleet” employment profile (excluding Navios Logistics), including the newbuilds to be delivered. The current “core fleet” consists of 59 vessels totaling 6.4 million dwt. The employment profile of the fleet as of May 24, 2010 is reflected in the tables below. The 42 vessels in current operation aggregate approximately 4.1 million dwt and have an average age of 4.9 years. Navios Holdings has currently fixed 96.0%, 69.7% and 56.4% of its 2010, 2011 and 2012 available days, respectively, of its fleet (excluding vessels, which are utilized to fulfill COAs), representing contracted fees (net of commissions), based on contracted charter rates from its current charter agreement of $299.4 million, $292.5 million and $265.0 million, respectively. Although these fees are based on contractual charter rates, any contract is subject to performance by the counterparties and us. Additionally, the level of these fees would decrease depending on the vessels’ off-hire days to perform periodic maintenance. The average contractual daily charter-out rate for the core fleet (excluding vessels, which are utilized to fulfill COAs) is $27,222, $31,230 and $32,876 for 2010, 2011 and 2012, respectively. The average daily charter-in rate for the active long-term charter-in vessels (excluding vessels, which are utilized to fulfill COAs) for 2010 is $10,095.
Owned Vessels

				Charter-out		Profit	Expiration
Vessels	Type	Built	DWT	Rate (1)		Share	Date (2)
Navios Ionian	Ultra Handymax	2000	52,067	11,970		No	04/07/2011
Navios Celestial	Ultra Handymax	2009	58,063	17,550		No	01/24/2012
Navios Vector(8)	Ultra Handymax	2002	50,296	9,975		No	10/17/2010
Navios Horizon	Ultra Handymax	2001	50,346	36,100		No	08/31/2011
Navios Herakles	Ultra Handymax	2001	52,061	21,850		No	04/28/2011
Navios Achilles	Ultra Handymax	2001	52,063	26,864		70%/$39,800	11/17/2013
				13,609		70%/$14,250	12/17/2013
Navios Meridian	Ultra Handymax	2002	50,316	23,700		No	10/08/2012
Navios Mercator	Ultra Handymax	2002	53,553	22,800		60%/$24,000	08/01/2011
				31,350		60%/$33,000	01/12/2014
				31,350		60%/$15,000	02/20/2015
Navios Arc	Ultra Handymax	2003	53,514	10,450		No	02/26/2011
Navios Hios	Ultra Handymax	2003	55,180	12,588		No	06/19/2010
Navios Kypros	Ultra Handymax	2003	55,222	34,024		No	01/28/2011
				20,778		50%/$19,000	01/28/2014
Navios Ulysses	Ultra Handymax	2007	55,728	31,281		No	10/12/2013
Navios Vega	Ultra Handymax	2009	58,792	12,350		No	02/18/2011
Navios Magellan	Panamax	2000	74,333	22,800		No	03/26/2012
Navios Star	Panamax	2002	76,662	19,000		No	12/05/2010
Navios Asteriks	Panamax	2005	76,801				—
Navios Orbiter	Panamax	2004	76,602	38,052		No	04/01/2014
Navios Bonavis	Capesize	2009	180,022	47,400		No	06/29/2014
Navios Happiness	Capesize	2009	180,022	55,100		No	07/23/2014
Navios Lumen	Capesize	2009	186,661	37,500	(5)	Yes	12/10/2011
				39,830	(5)	Yes	12/10/2013
				39,330	(5)	Yes	12/09/2017
Navios Stellar	Capesize	2009	169,001	35,874	(7)	No	12/22/2016
Navios Phoenix	Capesize	2009	180,242	36,575		No	12/20/2010
Navios Antares	Capesize	2010	169,059	38,000		60/40 above $40,000 years 1&2-65/35 years 3&4-50/50 above $50,000 for option years	01/19/2015
				47,500	(6)	Yes	01/19/2018
Vanessa	Handysize	2002	19,078				—

Long-term Chartered-in Vessels

				Purchase	Charter-out	Expiration
Vessels	Type	Built	DWT	Option (3)	Rate (1)	Date (2)
Navios Astra	Ultra Handymax	2006	53,468	Yes	14,012	10/15/2010
Navios Primavera	Ultra Handymax	2007	53,464	Yes	22,138	05/27/2011
Navios Armonia	Ultra Handymax	2008	55,100	No	23,700	06/07/2013
Navios Cielo	Panamax	2003	75,834	No	14,773	06/12/2010
Navios Orion	Panamax	2005	76,602	No	49,400	12/14/2012
Navios Titan	Panamax	2005	82,936	No	27,100	11/24/2010
Navios Altair	Panamax	2006	83,001	No	19,238	10/19/2010
Navios Esperanza	Panamax	2007	75,200	No	14,513	02/19/2013
Torm Antwerp	Panamax	2008	75,250	No		—
Golden Heiwa	Panamax	2007	76,662	No		—
Grand Challenger	Panamax	2006	82,900	No		—
SA Fortius	Capesize	2001	171,595	No		—
Beaufiks	Capesize	2004	180,181	Yes		—
Phoenix Beauty	Capesize	2010	169,150	No		—
Rubena N	Capesize	2006	203,233	No		—
SC Lotta (Phoenix Grace)	Capesize	2009	170,500	No		—
Formosabulk Brave	Capesize	2001	170,000	No		—
King Ore	Capesize	2010	176,800	No		—
Vessels to be Delivered
Long-term Chartered-in

		Delivery	Purchase
Vessels	Type	Date	Option	DWT
Navios TBN	Handysize	02/2011	Yes (4)	35,000
Navios TBN	Handysize	04/2011	Yes (4)	35,000
Navios TBN	Capesize	09/2011	Yes	180,200
Kleimar TBN	Capesize	07/2012	Yes	180,000
Navios TBN	Capesize	06/2013	Yes	180,000
Navios TBN	Ultra Handymax	03/2012	Yes	61,000
Navios TBN	Ultra Handymax	08/2013	Yes	61,000
Navios TBN	Panamax	01/2013	Yes	82,100
Navios TBN	Panamax	09/2011	Yes	80,000
Owned Vessels

				Charter-
		Delivery		out	Profit	Expiration
Vessels	Type	Date	DWT	Rate (1)	Share	Date (2)
Navios Melodia	Capesize	07/2010	180,000	29,356	50/50 in excess of $37,500	07/2022
Navios Fulvia	Capesize	08/2010	180,000	50,588	No	08/2015
Navios Buena Ventura	Capesize	09/2010	180,000	29,356	50/50 in excess of $38,500	09/2020
Navios Luz	Capesize	10/2010	180,000	29,356	50/50 in excess of $38,500	10/2020
Navios Etoile	Capesize	10/2010	180,000	29,356	50/50 in excess of $38,500	10/2020
Navios Azimuth	Capesize	03/2011	180,000	27,431	No	03/2023
Navios Bonheur	Capesize	11/2010	180,000	29,356	50/50 in excess of $37,500	11/2022
Navios TBN	Capesize	01/2011	180,000	24,674	No	01/2021

(1)	Net Time Charter-out Rate per day (net of commissions).

(2)	Estimated dates assuming midpoint of redelivery by charterers.

(3)	Generally, Navios Holdings may exercise its purchase option after three to five years of service.

(4)	Navios Holdings holds the initial 50% purchase option on each vessel.

(5)	The net daily charter out rate is $37,500 for years 1 and 2, $39,830 for years 3 and 4, $39,330 for years 5, 6, 7, plus option (Navios Holdings) year 8.The optional year is included in the exhibit above. Profit sharing is 100% to Navios Holdings until the net daily rate of $44,850 and 50%/50% thereafter.

(6)	The net daily charter out rate is $38,000 until expiration of the five-year charter; $47,500 net daily rate thereafter for three one-year (Navios Holdings) options. The optional year is included in the exhibit above. Profit sharing is 60% (Navios Holdings) / 40% (charterer) above $40,000 gross for years 1 and 2; 65% (Navios Holdings) / 35% (charterer) for years 3, 4 and 5 above $40,000 gross and 50%/50% above $50,000 gross for the three one-year (Navios Holdings) options.

(7)	Amount represents daily rate of insurance proceeds following the default of the original charterer.

(8)	Charterer has right to extend period at similar day rate.
Charter Policy and Industry Outlook
          Navios Holdings’ policy has been to take a portfolio approach to managing operating risks. This policy led Navios Holdings to time charter-out many of the vessels that it is presently operating (i.e. vessels owned by Navios Holdings or which it has taken into its fleet under charters having a duration of more than 12 months) during 2008, 2009 and 2010 for various periods ranging between one to 12 years to various shipping industry counterparties, considered by Navios Holdings to have appropriate credit profiles. By doing this, Navios Holdings aimed to lock in, subject to credit and operating risks, favorable forward cash flows which it believes will cushion it against unfavorable market conditions. In addition, Navios Holdings actively trades additional vessels taken in on shorter term charters of less than 12 months duration as well as COAs and forward freight agreements (“FFAs”).
          In 2008 and so far through 2010, this policy had the effect of generating Time Charter Equivalents (“TCE”) that, while high by the average historical levels of the dry bulk freight market over the last 30 years, were below those which could have been earned had the Navios Holdings fleet been operated purely on short-term and/or spot employment. In 2009, this chartering policy has had the effect of generating TCE which are higher than spot employment.
          The average daily charter-in vessel cost for the Navios Holdings long-term charter-in fleet (excluding vessels, which are utilized to serve COAs) was $10,068 per day for the three month period ended March 31, 2010. The average long-term charter-in hire rate per vessel was included in the amount of long-term hire included elsewhere in this document and was computed by (a) multiplying the (i) daily charter-in rate for each vessel by (ii) number of days the vessel is in operation for the year and (b) dividing such product by the total number of vessel days for the year. These rates exclude gains and losses from FFAs. Furthermore, Navios Holdings has the ability to increase its owned fleet through purchase options at favorable prices relative to the current market exercisable in the future.
          Long-term dry bulk fundamentals remain attractive. Navios Holdings believes that demand for commodities in Asia will remain robust on the back of continued economic growth. Chinese and Indian demand for natural resources for steel and energy production and food products continues to be driven primarily by urbanization and industrialization. Significant commodities purchases by Asian countries, especially China and India, combined with favorable changing trading patterns and the growth in the Chinese coastal trade should support freight rates for the foreseeable future. Additionally, new longer haul trade routes have developed that Navios Holdings anticipates should serve to stimulate ton-mile demand, while port congestion continues to absorb global fleet tonnage.
          Navios Holdings believes that a decrease in global commodity demand from its current level, and the delivery of dry bulk carrier new buildings into the world fleet, would have an adverse impact on future revenue and profitability. However, the operating cost advantage of Navios Holdings’ owned vessels and long-term chartered fleet, which is chartered-in at historically favorable fixed rates, will continue to help mitigate the impact of the current decline in freight rates. A reduced freight rate environment may also have an adverse impact on the value of Navios Holdings’ owned fleet and any purchase options that are in the money. In reaction to a decline in freight rates, available ship financing is also negatively impacted.
          Navios Holdings also owns 63.8% (65.5% excluding 504 shares still kept in escrow at March 31, 2010, pending the achievement of the final EBITDA target) of Navios Logistics. Navios Logistics owns and operates vessels, barges and push boats located mainly in Argentina, the largest bulk transfer and storage port facility in Uruguay, and an upriver liquid port facility located in Paraguay. Operating results for Navios Logistics are highly correlated to South American (i) grain production and export, in particular Argentinean, Brazilian, Paraguayan, Uruguayan and Bolivian production and export, (ii) iron ore production and export, mainly from Brazil, and (iii) sales (and logistic services) of petroleum products in the Paraguayan market. Navios Holdings believes that the continuing development of these businesses will foster throughput growth and therefore increase revenues at Navios Logistics. Should this development be delayed, grain harvests or upriver loading drafts to be reduced, or the market experience an overall decrease in the demand for grain or iron ore, the operations in Navios Logistics would be adversely affected.

Navios Logistics Operations
          Navios Logistics, an end-to-end logistics business which leverages Navios Holdings’ transshipment facility in Uruguay with an upriver port facility in Paraguay and dry and wet barge capacity, represents the successful completion of an effort Navios Holdings commenced in June 2006, when Navios Holdings announced its intention to develop a South American logistics business. Navios Holdings intends to continue growing its South American logistics business by opportunistically acquiring assets complementary to its port terminal and storage facilities.
          Navios Logistics operates different types of tanker vessels, push boats and wet and dry barges for the delivery of a large range of products meeting the needs of the market between Buenos Aires, Argentina, and all the ports of the Paraná, Paraguay and Uruguay River System in South America, commonly known as the “Hidrovia” (meaning “waterway”). The Hidrovia passes through five countries,(Argentina, Bolivia, Brazil, Paraguay and Uruguay) along its over 2,000 miles and to maritime facilities of the South American coastline. Navios Logistics also owns and operates an up-river port terminal and tank storage for petroleum products, oil and gas in the region San Antonio, Paraguay as well as the largest bulk transfer and storage port terminal in Uruguay located in an international tax-free trade zone in the port of Nueva Palmira. (See “Navios South American Logistics Inc.” under “Statement of Operations Breakdown by Segment”).
Factors Affecting Navios Holdings’ Results of Operations
          We believe the principal factors that will affect our future results of operations are the economic, regulatory, political and governmental conditions that affect the shipping industry generally and that affect conditions in countries and markets in which our vessels engage in business. Please read “Risk Factors” included in Navios Holdings’ 2009 annual report filed on Form 20-F with the Securities and Exchange Commission for a discussion of certain risks inherent in our business.
          Navios Holdings actively manages the risk in its operations by: (i) operating the vessels in its fleet in accordance with all applicable international standards of safety and technical ship management; (ii) enhancing vessel utilization and profitability through an appropriate mix of long-term charters complemented by spot charters (time charters for short term employment) and COAs; (iii) monitoring the financial impact of corporate exposure from both physical and FFAs transactions; (iv) monitoring market and counterparty credit risk limits; (v) adhering to risk management and operation policies and procedures; and (vi) requiring counterparty credit approvals.
          Navios Holdings believes that the important measures for analyzing trends in its results of operations consist of the following:
•	Market Exposure: Navios Holdings manages the size and composition of its fleet, by chartering and owning vessels, to adjust to anticipated changes in market rates. Navios Holdings aims at achieving an appropriate balance between owned vessels and long and short term chartered-in vessels and controls approximately 6.6 million dwt in dry bulk tonnage. Navios Holdings’ options to extend the duration of vessels it has under long-term time charter (durations of over 12 months) and its purchase options on chartered vessel permits Navios Holdings to adjust the cost and the fleet size to correspond to market conditions.

•	Available days: Available days is the total number of days a vessel is controlled by a company less the aggregate number of days that the vessel is off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.

•	Operating days: Operating days is the number of available days in a period less the aggregate number of days that the vessels are off-hire due to any reason, including lack of demand or unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

•	Fleet utilization: Fleet utilization is obtained by dividing the number of operating days during a period by the number of available days during the period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or vessel positioning.

•	TCE rates: TCE rates are defined as voyage and time charter revenues plus gains or losses on FFA less voyage expenses during a period divided by the number of available days during the period. Navios Holdings includes the gains or losses on FFA in the determination of TCE rates as neither voyage and time charter revenues nor gains or losses on FFA are evaluated in isolation. Rather, the two are evaluated together to determine total earnings per day. The TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts, while charter hire rates for vessels on time charters generally are expressed in such amounts.

•	Equivalent vessels: Equivalent vessels data is the available days of the fleet divided by the number of the calendar days in the respective period.
Voyage and Time Charter
          Revenues are driven primarily by the number of vessels in the fleet, the number of days during which such vessels operate and the amount of daily charter hire rates that the vessels earn under charters, which, in turn, are affected by a number of factors, including:
•	the duration of the charters;

•	the level of spot market rates at the time of charters;

•	decisions relating to vessel acquisitions and disposals;

•	the amount of time spent positioning vessels;

•	the amount of time that vessels spend in drydock undergoing repairs and upgrades;

•	the age, condition and specifications of the vessels; and

•	the aggregate level of supply and demand in the dry bulk shipping industry.
          Time charters are available for varying periods, ranging from a single trip (spot charter) to long-term which may be many years. In general, a long-term time charter assures the vessel owner of a consistent stream of revenue. Operating the vessel in the spot market affords the owner greater spot market opportunity, which may result in high rates when vessels are in high demand or low rates when vessel availability exceeds demand. Vessel charter rates are affected by world economics, international events, weather conditions, strikes, governmental policies, supply and demand, and many other factors that might be beyond the control of management.
          Consistent with industry practice, Navios Holdings uses TCE rates, which consist of revenue from vessels operating on time charters and voyage revenue less voyage expenses from vessels operating on voyage charters in the spot market, as a method of analyzing fluctuations between financial periods and as a method of equating revenue generated from a voyage charter to time charter revenue.
          TCE revenue also serves as industry standard for measuring revenue and comparing results between geographical regions and among competitors.
          The cost to maintain and operate a vessel increases with the age of the vessel. Older vessels are less fuel efficient, cost more to insure and require upgrades from time to time to comply with new regulations. The average age of Navios Holdings’ owned fleet is 5.3 years. But as such fleet ages or if Navios Holdings expands its fleet by acquiring previously owned and older vessels the cost per vessel would be expected to rise and, assuming all else, including rates, remains constant, vessel profitability would be expected to decrease.
Spot Charters, Contracts of Affreightment (COAs), and Forward Freight Agreements (FFAs)
          Navios Holdings enhances vessel utilization and profitability through a mix of voyage charters, short term charter-out contracts, COAs and strategic backhaul cargo contracts, as follows:
•	The operation of voyage charters or spot charter-out fixtures for the carriage of a single cargo between load and discharge port;

•	The use of COAs, under which Navios Holdings contracts to carry a given quantity of cargo between certain load and discharge ports within a stipulated time frame; and

•	The use of FFAs both as economic hedges in reducing market risk on specific vessels, freight commitments or the overall fleet and in order to increase or reduce the size of its exposure to the dry bulk shipping market.
          In addition, Navios Holdings, through selecting COAs on what would normally be backhaul or ballast legs, attempts to enhance vessel utilization and profitability. The cargoes are used to position vessels at or near major loading areas (such as the Gulf of Mexico) where spot cargoes can readily be obtained. This enables ballast time to be reduced as a percentage of the round voyage. This strategy is referred to as triangulation.
          Navios Holdings enters into COAs with major industrial end users of bulk products, primarily in the steel, energy and grain sectors. These contracts are entered into not only with a view to making profit but also as a means of maintaining relationships, obtaining market information and continuing a market presence in this market segment. Navios Holdings has adopted a strategy of entering into COAs to carry freight into known loading areas, such as the Gulf of Mexico and the Gulf of St. Lawrence, where subsequent spot or voyage charters can be obtained.
          Navios Holdings enters into dry bulk shipping FFAs as economic hedges relating to identifiable ship and or cargo positions and as economic hedges of transactions the Company expects to carry out in the normal course of its shipping business. By utilizing certain derivative instruments, including dry bulk shipping FFAs, the Company manages the financial risk associated with fluctuating market conditions. In entering into these contracts, the Company has assumed the risk that might arise from the possible inability of counterparties to meet the terms of their contracts.
          As of March 31, 2010 and December 31, 2009, none of Navios Holdings’ FFAs qualified for hedge accounting treatment. Drybulk FFAs traded by Navios Holdings that do not qualify for hedge accounting are shown at fair value through the statement of operations.
          FFAs cover periods generally ranging from one month to one year and are based on time charter rates or freight rates on specific quoted routes. FFAs are executed either over-the-counter, between two parties, or through NOS ASA, a Norwegian clearing house, and LCH the London clearing house. FFAs are settled in cash monthly based on publicly quoted indices.
          NOS ASA and LCH call for both base and margin collaterals, which are funded by Navios Holdings, and which in turn substantially eliminates counterparty risk. Certain portions of these collateral funds may be restricted at any given time as determined by NOS ASA and LCH.
          At the end of each calendar quarter, the fair value of dry bulk shipping FFAs traded over-the-counter are determined from an index published in London, United Kingdom and the fair value of those FFAs traded with NOS ASA and LCH are determined from the NOS ASA and LCH valuations accordingly. Navios Holdings has implemented specific procedures designed to respond to credit risk associated with over-the-counter trades, including the establishment of a list of approved counterparties and a credit committee which meets regularly.
Statement of Operations Breakdown by Segment
          Navios Holdings reports financial information and evaluates its operations by charter revenues and not by vessel type, length of ship employment, customers or type of charter. Navios Holdings does not use discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for these types of charters, management does not identify expenses, profitability or other financial information for these charters. As a result, Navios Holdings reviews operating results solely by revenue per day and operating results of the owned and chartered-in fleet and, thus, the Company has determined that it has two reportable segments, Vessel Operations and Logistics Business. The reportable segments reflect the internal organization of Navios Holdings and strategic businesses that offer different products and services. The Vessel Operations business consists of transportation and handling of bulk cargoes through ownership, operation, and trading of vessels, freight and FFAs. The Logistics Business consists of operating ports and transfer station terminals, handling of vessels, barges and push boats as well as upriver transport facilities in the Hidrovia region. Navios Holdings measures segment performance based on net income.
          For a more detailed discussion about Navios Logistics Segment, refer to the section “Navios South American Logistics Inc.” further below.
Period over Period Comparisons
For the Three Month Period ended March 31, 2010 compared to the Three Month Period ended March 31, 2009
          The following table presents consolidated revenue and expense information for the three month periods ended March 31, 2010 and 2009. This information was derived from the unaudited consolidated revenue and expense accounts of Navios Holdings for the respective periods.

	Three Month	Three Month
	Period ended	Period ended
	March 31, 2010	March 31, 2009
	(unaudited)	(unaudited)
Revenue	$154,369	$147,168
Time charter, voyage and logistics business expenses	(87,237)	(91,799)
Direct vessel expenses	(9,308)	(7,170)
General and administrative expenses	(12,193)	(10,431)
Depreciation and amortization	(24,941)	(15,540)
Interest income/expense and finance cost, net	(21,409)	(14,364)
Loss from derivatives	(1,838)	(26)
Gain on sale of assets	24,383	—
Other expense, net	(3,799)	(1,209)

Income before equity in net earnings of affiliate companies	18,027	6,629
Equity in net earnings of affiliated companies	11,584	5,100

Income before taxes	$29,611	$11,729
Income taxes	768	632

Net income	30,379	12,361
Less: Net loss/(income) attributable to the noncontrolling interest	922	(368)

Net income attributable to Navios Holdings common stockholders	$31,301	$11,993

          Set forth below are selected historical and statistical data for Navios Holdings for each of the periods ended March 31, 2010 and 2009 that the Company believes may be useful in better understanding the Company’s financial position and results of operations.

	Three month period ended
	March 31,
	2010	2009
FLEET DATA
Available days	4,194	3,880
Operating days	4,178	3,867
Fleet utilization	99.6%	99.7%
Equivalent vessels	47	43
AVERAGE DAILY RESULTS
Time Charter Equivalents	$24,484	$28,227
          During the three month period ended March 31, 2010, there were 314 more available days as compared to the same period of 2009. This was mainly due to an increase of 699 days of owned fleet available days following the delivery of 10 owned vessels during 2009 and the first quarter of 2010 partially mitigated by a decrease in short and long-term fleet activity by 306 days and by 79 days, respectively. Navios Holdings can increase or decrease its fleet’s size by chartering-in vessels for long or short-term periods (less than one year).
          The average Time Charter Equivalent (TCE) rate for three month period ended March 31, 2010 was $24,484 per day, $3,743 per day lower than the rate achieved in the same period of 2009.
          Revenue: Revenue from vessel operations for the three months ended March 31, 2010 was $118.2 million as compared to $117.9 million for the same period during 2009. The increase in revenue was mainly attributable to the increase in the available days of the fleet in 2010 as compared to 2009. The available days of the fleet increased by 8.1% to 4,194 in the first quarter of 2010 compared to 3,880 days for the same period of 2009. This increase was partially offset by the decrease in TCE rate per day by 13.3% from $28,227 per day in the first quarter of 2009 to $24,484 per day the same period of 2010.
          Revenue from the logistics business was approximately $36.2 million for the three months ended March 31, 2010 as compared to $29.3 million during the same period of 2009. This increase was mainly attributable due to the acquisition of the Makenita H, which was fully operational during the last six moths of 2009, to the increase in product sales and volumes in port terminal and to the increase in storage capacity due to construction of the new silo at its ports facilities in Uruguay.
          Time Charter, Voyage and Logistics Business Expenses: Time charter, voyage and logistic business expenses decreased by

$4.6 million or 5.0% to $87.2 million for the three month period ended March 31, 2010 as compared to $91.8 million for same period in 2009. This was primarily due to a decrease in the short term and long-term fleet activity (which also negatively affected the available days of the fleet, discussed above) mitigated by an increase of $6.9 million in Logistics Business expenses.
          Direct Vessel Expenses: Direct vessel expenses for operation of the owned fleet increased by $2.1 million to $9.3 million or 29.2% for the three month period ended March 31, 2010 as compared to $7.2 million for the same period in 2009. Direct vessel expenses include crew costs, provisions, deck and engine stores, lubricating oils, insurance premiums and maintenance and repairs. The increase resulted primarily from the increase of the operating fleet by 10 vessels until the first quarter of 2010 compared to the same period in 2009 and the increase in crew costs, spares and lubricating oils.
          General and Administrative Expenses: General and administrative expenses of Navios Holdings are composed of the following:

	Three month period	Three month period
	ended	ended
	March 31, 2010	March 31, 2009
	(unaudited)	(unaudited)
Payroll and related costs(1)	4,192	3,464
Professional, legal and audit fees(1)	1,304	1,204
Navios Logistics	3,397	2,145
Other(1)	640	932

Sub-total	9,533	7,745

Credit risk insurance(1)	2,660	2,686

General and administrative expenses	12,193	10,431

(1)	Excludes the logistics business
          The increase in general and administrative expenses by $1.8 million to $12.2 million or 17.3% for the three month period ended March 31, 2010 as compared to $10.4 million for the same period of 2009 is mainly attributable to a (a) $0.7 million increase in payroll and related costs, (b) $0.1 million increase in professional, legal and audit fees and (c) $1.3 million increase in general and administrative expenses attributable to the Logistics Business. This overall increase was partially offset by a $0.3 million decrease in other general and administrative expenses.
          Depreciation and Amortization: For the three month period ended March 31, 2010, depreciation and amortization increased by $9.4 million compared to the same period in 2009 due to (a) $7.8 million increase in depreciation of vessels due to the increase in the owned fleet by 10 vessels, (b) $0.3 million increase in depreciation and amortization from the Logistics Business mainly due to the acquisition of the Makenita H at the end of the second quarter of 2009 and (c) $1.3 million increase in amortization of favorable and unfavorable leases.
          Interest Income/Expense and Finance Cost, Net: Interest income/expense and finance cost, net for the three month period ended March 31, 2010 increased to $21.4 million as compared to $14.4 million in the same period of 2009. This increase was mainly due to an increase in interest expense and finance cost of $7.4 million following the issuance of $400.0 million first priority ship mortgage notes in November 2009. This increase was partially offset by (a) a decrease in average LIBOR rate to 0.37% for the three month period ended March 31, 2010 as compared to 2.31% for the same period in 2009 and (b) a decrease in average outstanding loan balance from $442.2 million in the first quarter of 2009 to $380.4 million in the same period of 2010 (excluding the drawdown relating to facilities for the construction of the Capesize vessels). Interest income increased by $0.4 million to $0.7 million for the three month period ended March 31, 2010, as compared to $0.3 million for the same period of 2009. This is mainly attributable to the increase in the average cash balances from $108.3 million in the first quarter of 2009 (excluding the $110.0 million drawdown of the Marfin Egnatia Bank loan facility in March 2009) to $187.6 million in the same period of 2010, and the increase in interest rates.
          Loss from Derivatives: Loss from derivatives increased to a loss of $1.8 million during the three month period ended March 31, 2010 as compared to $0 for the same period in 2009. The increase in loss was $1.3 million loss from FFA derivatives, $0.1 million increase in loss from interest rate swaps and $0.4 million increase from warrants during 2010 compared to the same period in 2009. Navios Holdings records the change in the fair value of derivatives at each balance sheet date. The FFAs market has experienced significant volatility in the past few years and, accordingly, recognition of the changes in the fair value of FFAs has, and can, cause significant volatility in earnings. The extent of the impact on earnings is dependent on two factors: market conditions and Navios Holdings’ net position in the market. Market conditions were volatile in both periods. As an indicator of volatility, selected Baltic Exchange Panamax time charter average rates are shown below.

	Baltic
	Exchange’s
	Panamax Time
	Charter
	Average Index
February 15, 2010	$24,249	(a)
March 22, 2010	$35,007	(b)
March 31, 2010	$29,566	(*)
January 19, 2009	$3,917	(c)
March 10, 2009	$19,387	(d)
March 31, 2009	$11,001	(*)

(a)	Low for Q1 — 2010

(b)	High for Q1 — 2010

(c)	Low for Q1 — 2009

(d)	High for Q1 — 2009

(*)	End of period rate
          Gain on Sale of Assets: The gain on sale of assets for three month period ended March 31, 2010 was $24.4 million, which resulted from a gain of $23.8 million from the sale of the Navios Hyperion and a gain of $0.6 million from the sale of the Navios Aurora II to Navios Partners on January 8, 2010 and March 18, 2010, respectively. There was no gain on sale of assets for the same period in 2009.
          Other Expense, Net: Other expense, net increased by $2.6 million to $3.8 million for the three month period ended March 31, 2010, from $1.2 million for the same period in 2009. This increase was mainly due to (a) a $3.3 million increase in provision for losses on accounts receivable, (b) a $0.7 million increase in taxes other than income taxes in the Logistics Business and (c) $0.4 million of additional net losses relating to miscellaneous income/expenses. This increase was partially offset by $1.8 million increase in other income realized due to the settlement of a legal case.
Navios South American Logistics Inc.
          The following is a discussion of the financial condition and results of operations for the three month periods ended March 31, 2010 and 2009 of Navios Logistics. These financial statements have been prepared in accordance with U.S. GAAP.
Recent developments
          In February 2010, HS South Inc., one of our majority owned subsidiaries, took delivery of the Sara H, a 9,000 dwt, double-hulled product oil tanker vessel, which is chartered-out for three years, beginning March 2010. The purchase price of the vessel (including direct costs) amounted to approximately $18.0 million. The vessel will be financed through a long-term loan.
FINANCIAL HIGHLIGHTS
          The following table presents consolidated revenue and expense information for each of the three month periods ended March 31, 2010 and 2009.

	Three month period ended
	March 31,
	2010	2009
(Expressed in thousands of U.S. dollars )	(unaudited)	(unaudited)
Revenue	$36,205	$29,345
Time charter, voyage and port terminal expenses	(27,602)	(20,715)
General and administrative expenses	(3,397)	(2,145)
Depreciation and amortization	(5,708)	(5,431)
Interest income/expense and finance cost, net	(908)	(750)
Other income/expense	(1,519)	(501)

Income before taxes	$(2,929)	$(197)
Income taxes	842	678

Net (loss)/income	(2,087)	481
Noncontrolling interest	307	(292)

Net (loss)/income attributable to Navios Holdings	$(1,780)	$189

          The following table presents consolidated balance sheets of Navios Logistics as of March 31, 2010 and December 31, 2009.

	March 31,	December 31,
	2010	2009
(Expressed in thousands of U.S. dollars )	(unaudited)
ASSETS
Current assets
Cash and cash equivalents	$19,932	$26,927
Restricted cash	1,028	1,674
Accounts receivable, net	23,495	15,578
Prepaid expenses and other current assets	13,980	13,598

Total current assets	58,435	57,777

Noncurrent assets
Vessels, port terminal and other fixed assets, net	285,095	265,850
Deferred financing costs, net	1,312	870
Deferred dry-dock and special survey costs, net	1,901	1,673
Other long-term assets	9,457	9,436
Intangible assets other than goodwill	71,666	77,185
Goodwill	91,681	91,681

Total noncurrent assets	461,112	446,695

Total assets	$519,547	$504,472

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$23,727	$17,953
Accrued expenses	7,002	7,520
Due to affiliate companies	146	94
Current portion of long-term debt	4,320	5,829

Total current liabilities	35,195	31,396

Noncurrent liabilities
Long-term debt, net of current portion	112,914	114,564
Deferred tax liability	21,655	22,778
Long-term liabilities	22,879	6,199

Total noncurrent liabilities	157,448	143,541

Total liabilities	192,643	174,937
Commitments and contingencies
STOCKHOLDERS’ EQUITY
Common stock — $1 par value: 50,000 authorized shares; 20,000 shares issued and outstanding in March 31, 2010 and December 31, 2009	20	20
Additional paid-in capital	284,761	284,761
Retained earnings	6,998	8,779

Total Navios Logistics stockholders’ equity	291,779	293,560

Noncontrolling interest	35,125	35,975

Total equity	326,904	329,535

Total liabilities and equity	$519,547	$504,472

Period over Period Comparisons
For the Three Month Period ended March 31, 2010 compared to the Three Month Period ended March 31, 2009
          Revenue: For the three month period ended March 31, 2010, Navios Logistics revenue increased by $6.9 million or 23.5% to $36.2 million as compared to $29.3 million for the same period during 2009. Revenue from dry port terminal business increased by $1.9 million or 105.5% to $3.7 million for the three month period ended March 31, 2010, as compared to $1.8 million for the same period during 2009. The increase was mainly attributable to (a) an increase in volumes in the dry port terminal and (b) an increase in storage capacity due to construction of the new silo at its port facilities in Uruguay, which had been fully operational since August 2009. Revenue from the Logistics Business increased by $5.0 million or 18.2% to $32.5 million for the three months period ended March 31, 2010, as compared to $27.5 million for the same period during 2009. This increase was mainly attributable to (a) the acquisition of the Makenita H on June 2, 2009, which was fully operational for six months during 2009, and (b) the increase in product sales in Petrosan.
          Time Charter, Voyage and Port Terminal Expenses: Time charter, voyage and port terminal expenses for the three months period ended March 31, 2010, increased by $6.9 million or 33.3% to $27.6 million as compared to $20.7 million for the same period during 2009. Dry port terminal business expenses for the three months period ended March 31, 2010 increased by $0.5 million or 45.5% to $1.6 million, as compared to $1.1 million for the same period during 2009. This is attributable to an increase in its activities and to the additional cost of operations of the new silo constructed at Navios Logistics port facilities in Uruguay. Time charter and voyage expenses of logistics business increased by $6.4 million or 32.5% to $26.1 million for the three months period ended March 31, 2010, as compared to $19.7 million for the same period in 2009. The increase was mainly attributable to an increase in costs of products sold in Petrosan and the balance to an increase in other operating costs, mainly fuels and lubricants, payroll and related costs and repairs and maintenance expenses. Such increase was partially offset by a decrease in docking and general expenses.
          General and Administrative Expenses: General and administrative expenses increased by $1.3 million or 61.9% to $3.4 million for the three month period ended March 31, 2010 as compared to $2.1 million for the same period during 2009. General and administrative expenses relating to dry port terminal business was $0.1 million in both periods ended March 31, 2010 and 2009. General and administrative expenses relating to logistics business increased by $1.2 million or 60.0% to $3.2 million for the three month period ended March 31, 2010, as compared to $2.0 million for the same period during 2009. The increase was mainly attributable to an increase in salaries, professional fees and other administrative costs.
          Depreciation and Amortization: Depreciation and amortization expense increased by $0.3 million or 5.6% to $5.7 million for the three month period ended March 31, 2010 as compared to $5.4 million for the same period of 2009. Depreciation of tangible and amortization of intangible assets for the three month period ended March 31, 2010, amounted to $4.6 million and $1.1 million, respectively. This increase was mainly attributable to the acquisition of the Makenita H and the Sara H on June 2, 2009 and on February 3, 2010, respectively.
          Interest Income/Expense and Finance Costs, Net: Interest expense and finance costs, net increased by $0.1 million or 12.5% to $0.9 million for the three month period ended March 31, 2010 as compared to $0.8 million for the same period of 2009. Interest expense amounted to $0.8 million and the remaining $0.1 million to various finance costs. The main reason was the increase in the outstanding loans used to finance the vessel acquisitions, partially mitigated by a decrease in the interest rates.
          Net Other Income/Expense, Net: Net other expense increased by $1.0 million or 200.0% to $1.5 million for the three month period ended March 31, 2010 as compared to $0.5 million for the same period of 2009. This increase was mainly attributable to an increase in taxes other than income taxes and a decrease in income from exchange differences.
          Income Taxes: Income taxes, net increased by $0.1 million or 14.3% for the three month period ended March 31, 2010 to $0.8 million as compared to $0.7 million for the same period in 2009. Income taxes consist of income taxes calculated for certain subsidiaries of Navios Logistics, which are subject to corporate income tax.
          EBITDA represents net income before interest, taxes, depreciation and amortization. Navios Logistics uses EBITDA because Navios Logistics believes that EBITDA is a basis upon which operational performance can be assessed and because it is used by certain investors to measure a company’s ability to service and/or incur indebtedness, pay capital expenditures and meet working capital requirements. EBITDA is also used: (i) by prospective and current lessors as well as potential lenders to evaluate potential transactions; and (ii) to evaluate and price potential acquisition candidates. Navios Logistics’ calculation of EBITDA may not be comparable to that reported by other companies due to differences in methods of calculation.
          EBITDA has limitations as an analytical tool, and should not be considered in isolation or as a substitute for analysis of Navios Logistics’ results as reported under U.S. GAAP. Some of these limitations are: (i) EBITDA does not reflect changes in, or cash requirements for, working capital needs; and (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and EBITDA does not reflect any cash requirements for such capital expenditures. Because of these limitations, EBITDA should not be considered as a principal indicator of Navios Logistics’ performance.

EBITDA Reconciliation to Net Income

	Three month	Three month
	period ended	period ended
	March 31,	March 31,
(expressed in thousands of U.S. dollars)	2010	2009
Net income	$(1,780)	$189
Depreciation and amortization	5,708	5,431
Amortization of deferred drydock costs	79	60
Interest income/expense and financing costs, net	908	750
Income taxes	(842)	(678)

EBITDA	$4,073	$5,752

          EBITDA decreased by $1.7 million or 29.3% to $4.1 million for the three months period ended March 31, 2010 as compared to $5.8 million for the same period of 2009. The decrease is mainly attributable to (a) the increase in time charter, voyage expenses and port terminal expenses by $6.9 million; (b) the increase in general and administrative expenses by $1.3 million; and (c) the increase in net other income and expense by $1.0 million. The above was mitigated by (a) the increase in revenue by $6.9 million and (b) the decrease in minority interest expense by $0.6 million.
Balance Sheet highlights
Investing activities
          In February 2010, HS South Inc., one of our majority owned subsidiaries, took delivery of the the Sara H, a 9,000 dwt, double-hull product oil tanker vessel, which is chartered-out for three years, beginning March 2010. The purchase price of the vessel (including direct costs) amounted to approximately $18.0 million. The vessel will be financed through a long-term loan.
Liquidity and Capital Resources
          Navios Holdings has historically financed its capital requirements with cash flows from operations, equity contributions from stockholders and bank loans. Main uses of funds have been capital expenditures for the acquisition of new vessels, new construction and upgrades at the port terminals, expenditures incurred in connection with ensuring that the owned vessels comply with international and regulatory standards, repayments of bank loans and payments of dividends. Navios Holdings anticipates that cash on hand, internally generated cash flows and borrowings under the existing credit facilities will be sufficient to fund the operations of the fleet and the logistics business, including working capital requirements. However, see “Exercise of Vessel Purchase Options”, “Working Capital Position” and “Long-term Debt Obligations and Credit Arrangements” for further discussion of Navios Holdings’ working capital position.
          In November 2008, the Board of Directors approved a share repurchase program of up to $25.0 million of Navios Holdings’ common stock pursuant to a program adopted under Rule 10b5-1 under the Securities Exchange Act of 1934. The program does not require any minimum purchase or any specific number or amount of shares and may be suspended or reinstated at any time in Navios Holdings’ discretion and without notice. Repurchases are subject to restrictions under the terms of Navios Holdings’ credit facilities and senior notes. During the three month period ended March 31, 2010, no shares were repurchased under this program. Since the initiation of the program, 907,480 shares have been repurchased for a total consideration of $1.7 million.
          The following table presents cash flow information derived from the unaudited consolidated statements of cash flows of Navios Holdings for the three month periods ended March 31, 2010 and 2009.

	Three Month Period	Three Month Period
	ended March 31,	ended March 31,
	2010	2009
	(Expressed in thousands of U.S. dollars)
	(unaudited)	(unaudited)
Net cash provided by operating activities	$24,032	$49,987
Net cash provided by/(used in) investing activities	58,736	(69,698)
Net cash (used in)/provided by financing activities	(45,781)	106,504

Increase in cash and cash equivalents	36,987	86,793
Cash and cash equivalents, beginning of the period	173,933	133,624

Cash and cash equivalents, end of period	$210,920	$220,417

Cash provided by operating activities for the three month period ended March 31, 2010 as compared to the three month period ended March 31, 2009:
          Net cash provided by operating activities decreased by $26.0 million to $24.0 million for the three month period ended March 31, 2010 as compared to $50.0 million for the same period of 2009. In determining net cash provided by operating activities, net income is adjusted for the effects of certain non-cash items including depreciation and amortization and unrealized gains and losses on derivatives.
          The cumulative effect of the adjustments to reconcile net income to net cash provided by operating activities was a $11.1 million gain for the three month period ended March 31, 2010, which consisted mainly of the following adjustments: $24.9 million of depreciation and amortization, $0.6 million of amortization of deferred drydock expenses, $1.6 million of amortization of deferred finance fees, $4.1 million provision for losses on accounts receivable, $5.8 million of unrealized losses on FFAs, $0.6 million relating to share-based compensation. These adjustments were partially offset by $24.4 million gain from sale of the Navios Hyperion and the Navios Aurora II to Navios Partners, a $0.8 million movement in income taxes, $0.2 million of unrealized gain on interest rate swaps and $1.1 million movement in earnings in affiliates net of dividends received.
          The negative change in operating assets and liabilities of $17.4 million for the three month period ended March 31, 2010 resulted from $2.6 million increase in accounts receivable, $2.0 million increase in prepaid expenses and other assets, $6.5 million increase in due from affiliates, $1.7 million relating to payments for drydock and special survey costs, $12.6 million decrease in accounts payable, $0.7 million decrease in deferred income and $6.0 million decrease in other long-term liabilities. These were offset by $0.3 million increase in restricted cash, $11.5 million increase in accrued expenses and $2.9 million increase in derivative accounts.
          The cumulative effect of the adjustments to reconcile net income to net cash provided by operating activities was a $21.0 million gain for the three month period ended March 31, 2009, which consisted mainly of the following adjustments: $15.6 million of depreciation and amortization, $0.6 million of amortization of deferred dry-dock expenses, $0.6 million of amortization of deferred finance fees, $0.6 million provision for losses on accounts receivable, $2.9 million of unrealized losses on FFAs, and $1.1 million of unrealized losses on interest rate swaps. These were offset by $0.4 million of unrealized gain on Navios Acquisition Warrants.
          The positive change in operating assets and liabilities of $16.9 million for the three month period ended March 31, 2009 resulted from $20.5 million decrease in accounts receivable, $2.7 million decrease in prepaid expenses and other current assets, $4.8 million increase in accrued expenses, $18.0 million increase in derivative accounts, $3.3 million decrease in restricted cash and $0.4 million increase in other long-term liabilities. This positive change was offset by $3.0 million increase in due from affiliates, $24.0 million decrease in accounts payable, $4.2 million decrease in deferred income, and $1.6 million relating to payments for drydock and special survey costs.
Cash provided by investing activities for the three month period ended March 31, 2010 as compared to the cash used in investing activities for the three month period ended March 31, 2009:
          Cash provided by investing activities was $58.7 million for the three month period ended March 31, 2010, while for the same period of 2009 cash used in investing activities was $69.7 million.
          Cash provided by investing activities was the result of (a) proceeds of $63.0 million and $90.0 million from the sale of the Navios Hyperion and the Navios Aurora II to Navios Partners, respectively and (b) $0.1 million received in connection with the capital lease receivable. The above was offset by (a) the deposits for acquisitions of Capesize vessels under construction amounting to $64.7 million, (b) $26.6 million movement in cash which are kept in a pledged account and may be released to the Company subject to nominations of substitute vessels agreed by the bank, and (c) the purchase of other fixed assets amounting to $3.0 million mainly relating to Navios Logistics.
          Cash used in investing activities was $69.7 million for the three month period ended March 31, 2009. This was the result of (a) the payment of $25.6 million cash portion for the acquisition of the Navios Vega in February 2009, (b) the deposits for acquisitions of Capesize vessels to be delivered in various dates until the fourth quarter of 2009 amounting to $42.9 million, and (c) the purchase of other fixed assets amounting to $1.3 million mainly relating to the construction of the new silo of Navios Logistics. The above was offset by $0.1 million received in connection with the capital lease receivable.
Cash used in financing activities for the three month period ended March 31, 2010 as compared to the cash provided by financing activities for the three month period ended March 31, 2009:
          Cash used in financing activities was $45.8 million for the three month period ended March 31, 2010, while for the same period of 2009 cash provided by financing activities was $106.5 million.
          Cash used in financing activities was the result of (a) $78.6 million installments paid in connection with the Navios Holdings’ outstanding indebtedness, (b) $7.0 million of dividends paid in the three months ended March 31, 2010, (c) $0.5 million contributions to noncontrolling shareholders relating to the Logistics Business and (d) $1.1 million increase in restricted cash required under the amendment in one of its facility agreement. This was offset by $41.4 million of loan proceeds (net of relating finance fees of $0.5 million) in connection with the drawdown of $9.3 million from the loan facility with Marfin Egnatia Bank, $14.8 million drawdown from Emporiki Bank to finance the purchase of Navios Antares, $17.5 million drawdown from Commerzbank for the construction of one Capesize vessel and $0.3 million loan proceeds relating to the Logistics Business.
          Cash provided by financing activities was $106.5 million for the three month period ended March 31, 2009. This was the result of $125.4 million of loan proceeds (net of relating finance fees of $2.6 million) in connection with the drawdown from the loan facility with DNB NOR BANK ASA for the construction of two Capesize vessels and $110.0 million drawdown from the Marfin Egnatia Bank loan facility. This was offset by (a) the acquisition of treasury stock amounting to $0.7 million, (b) the $2.9 million installments paid in connection with the Navios Holdings’ outstanding indebtedness, (c) the $6.2 million increase in restricted cash required under the amendment in one of its facility agreements and (d) $9.1 million of dividends paid in the three months ended March 31, 2009 in connection with the third quarter of 2008.
          Adjusted EBITDA: EBITDA represents net income before interest, taxes, depreciation, and amortization. Adjusted EBITDA in this document represents EBITDA before stock based compensation. Navios Holdings uses Adjusted EBITDA because Navios Holdings believes that Adjusted EBITDA is a basis upon which liquidity can be assessed and presents useful information to investors regarding Navios Holdings’ ability to service and/or incur indebtedness, pay capital expenditures, meet working capital requirements and pay dividends. Navios Holdings also uses Adjusted EBITDA: (i) by prospective and current lessors as well as potential lenders to evaluate potential transactions; and (ii) to evaluate and price potential acquisition candidates.
          Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation or as a substitute for analysis of Navios Holdings’ results as reported under U.S. GAAP. Some of these limitations are: (i) Adjusted EBITDA does not reflect changes in, or cash requirements for, working capital needs; and (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such capital expenditures. Because of these limitations, Adjusted EBITDA should not be considered as a principal indicator of Navios Holdings’ performance. Our calculation of Adjusted EBITDA may not be comparable to that reported by other companies due to differences in methods of calculation.
          Because of these limitations, EBITDA should not be considered as a principal indicator of Navios Holdings’ performance.
Adjusted EBITDA Reconciliation to Cash from Operations

Three Months Ended	March 31,	March 31,
(in thousands of U.S.dollars)	2010	2009
Net cash provided by operating activities	$24,032	$49,987
Net increase/(decrease) in operating assets	10,819	(23,636)
Net decrease in operating liabilities	4,938	5,086
Net interest cost	21,409	14,364
Deferred finance charges	(1,614)	(709)
Provision for losses on accounts receivable	(4,066)	—
Unrealized loss on FFA derivatives, warrants and interest rate swaps	(5,530)	(3,613)
Earnings/(loss) in affiliates and joint ventures, net of dividends received	1,094	(321)
Payments for drydock and special survey	1,663	1,587
Noncontrolling interest	922	(368)
Gain on sale of assets	24,383	—

Adjusted EBITDA	$78,050	$42,377

          Adjusted EBITDA for the first quarter of 2010 and 2009 was $78.1 million and $42.4 million, respectively. The $35.7 million increase in Adjusted EBITDA was primarily due to (a) an increase in revenue by $7.2 million to $154.4 million in the first quarter of 2010 from $147.2 million in the same period of 2009, (b) a decrease in time charter, voyage and logistics business expenses by $4.6 million from $91.8 million in the first quarter of 2009 to $87.2 million in the same period in 2010, (c) an increase in equity in net earnings from affiliated companies by $6.4 million, (d) an increase in gain on sale of assets by $24.4 million and (e) an increase in noncontrolling interest by $1.3 million. This overall variance of $43.9 million was mitigated by (a) an increase in losses from derivatives by $1.8 million, (b) an increase in direct vessel expenses (excluding the amortization of deferred drydock and special survey costs) by $2.1 million, (c) an increase in general and administrative expenses by $1.7 million (excluding share based compensation expenses), and (d) an increase in net other expenses by $2.6 million.
Long-term Debt Obligations and Credit Arrangements
          Senior Notes: In December 2006, the Company issued $300.0 million senior notes at a 9.5% fixed rate due on December 15, 2014. The senior notes are fully and unconditionally guaranteed, jointly and severally and on an unsecured senior basis, by all of Company’s subsidiaries, other than a subsidiary of Kleimar, Navios Logistics and its subsidiaries and the general partner of Navios Partners. In addition, the Company has the option to redeem the notes in whole or in part, at any time (1) before December 15, 2010, at a redemption price equal to 100% of the principal amount plus a make whole price which is based on a formula calculated using a discount rate of treasury bonds plus 50 bps, and (2) on or after December 15, 2010, at a fixed price of 104.75%, which price declines ratably until it reaches par in 2012. Furthermore, upon occurrence of certain change of control events, the holders of the notes may require the Company to repurchase some or all of the notes at 101% of their face amount. Under a registration rights agreement the Company and the guarantors filed a registration statement no later than June 25, 2007 which became effective on July 5, 2007, enabling the holders of notes to exchange the privately placed notes with publicly registered notes with identical terms. The senior notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering in transactions with affiliates, merging or consolidating or selling all or substantially all of Company’s properties and assets and creation or designation of restricted subsidiaries. Pursuant to the covenant regarding asset sales, the Company has to repay the senior notes at par plus interest with the proceeds of certain asset sales if the proceeds from such asset sales are not reinvested in the business within a specified period or used to pay secured debt.
          Ship Mortgage Notes: In November 2009, the Company issued $400.0 million first priority ship mortgage notes due on November 1, 2017 at an 8.875% fixed rate. The ship mortgage notes are senior obligations of Navios Holdings and are secured by first priority ship mortgages on 15 vessels owned by certain subsidiary guarantors and other related collateral securities. The ship mortgage notes are fully and unconditionally guaranteed, jointly and severally by all of our direct and indirect subsidiaries that guarantee the 9.5% senior notes. The guarantees of our subsidiaries that own mortgage vessels are senior secured guarantees and the guarantees of our subsidiaries that do not own mortgage vessels are senior unsecured guarantees. Concurrently with the issuance of the ship mortgage notes, Navios Holdings has deposited $105.0 million from the proceeds of the issuance into an escrow account. In December 2009, this amount was released to partially finance the acquisition of two designated Capesize vessels. At any time before November 1, 2012, Navios Holdings may redeem up to 35% of the aggregate principal amount of the ship mortgage notes with the net proceeds of a public equity offering at 108.875% of the principal amount of the ship mortgage notes, plus accrued and unpaid interest, if any, so long as at least 65% of the originally issued aggregate principal amount of the ship mortgage notes remains outstanding after such redemption. In addition, the Company has the option to redeem the ship mortgage notes in whole or in part, at any time (1) before November 1, 2013, at a redemption price equal to 100% of the principal amount plus a make whole price which is based on a formula calculated using a discount rate of treasury bonds plus 50 bps, and (2) on or after November 1, 2013, at a fixed price of 104.438%, which price declines ratably until it reaches par in 2015. Furthermore, upon occurrence of certain change of control events, the holders of the ship mortgage notes may require the Company to repurchase some or all of the notes at 101% of their face amount. Under a registration rights agreement, the Company and the guarantors have agreed to file a registration statement no later than five business days following the first year anniversary of the issuance of the ship mortgage notes enabling the holders of ship mortgage notes to exchange the privately placed notes with publicly registered notes with identical terms. The ship mortgage notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering into certain transactions with affiliates, merging or consolidating or selling all or substantially all of Company’s properties and assets and creation or designation of restricted subsidiaries.
Loan Facilities:
          The majority of our senior secured credit facilities include maintenance covenants, including loan-to-value ratio covenants, based on either charter-adjusted valuations, or charter-free valuations. As of March 31, 2010, we were in compliance with all of the covenants under each of our senior secured credit facilities.
          HSH/Commerzbank Facility: In February 2007, Navios Holdings entered into a secured loan facility with HSH Nordbank and Commerzbank AG maturing on October 31, 2014. The facility composed of a $280.0 million term loan facility and a $120.0 million reducing revolving facility. In April 2008, the Company entered into an agreement for the amendment of the facility due to a prepayment of $10.0 million. After such amendment the term loan facility was repayable in 19 quarterly payments of $2.6 million, seven quarterly payments of $5.7 million and a balloon payment of $166.4 million. In March 2009, Navios Holdings further amended its facility agreement, effective as of November 15, 2008, as follows: (a) to reduce the Security Value Maintenance ratio (“SVM”) (ratio of the charter-free valuations of the mortgaged vessels over the outstanding loan amount) from 125% to 100%; (b) to obligate Navios Holdings to accumulate cash reserves into a pledged account with the agent bank of $14.0 million ($5.0 million in March 2009 and $1.1 million on each loan repayment date during 2009 and 2010, starting from January 2009); and (c) to set the margin at 200 bps. The amendment was effective until January 31, 2010. The loan facility requires compliance with the covenants contained in the senior notes. The loan facility also requires compliance with financial covenants including, specified Security Value Maintenance to total debt percentage and minimum liquidity.
          It is an event of default under the credit facility if such covenants are not complied with or if Angeliki Frangou, the Company’s Chairman and Chief Executive Officer, beneficially owns less than 20% of the issued stock.
          The revolving credit facility is available for future acquisitions and general corporate and working capital purposes.
          Following the sale of the Navios Apollon on October 29, 2009, Navios Holdings prepaid $13.5 million of the loan facility and permanently reduced its revolving credit facility by $4.8 million.
          Following the issuance of the Ship Mortgage Notes in November 2009, the mortgages and security interests on 10 vessels previously secured by the loan and the revolving facility were fully released in connection with the partial prepayment of the facility with approximately $197.6 million, of which $195.0 million was funded from the issuance of the ship mortgage notes and the remaining $2.6 million from available cash. The Company permanently reduced the revolving facility by an amount of $26.7 million and the term loan facility by $80.1 million. Following the loan amendment in April 2010, an amount of $117.5 million was kept in a pledged account and may be released to the Company to finance substitute vessels agreed to by the bank.
          As of March 31, 2010, the amount available under the revolving facility was $21.6 million and the amount drawn was $23.9 million.
          In April 2010, Navios Holdings further amended its facility agreement with HSH/Commerzbank as follows: (a) the bank to release certain pledge deposits amounting to $117.5 million and accept additional securities of substitute vessels; and (b) to set margin ranging from 115 bps to 175 bps depending on the specified security value.
          Emporiki Facility: In December 2007, Navios Holdings entered into a facility agreement with Emporiki Bank of Greece of up to $154.0 million in order to partially finance the construction of two Capesize bulk carriers. In July 2009, following an amendment of the above-mentioned agreement, the amount of the facility has been changed to up to $130.0 million. The principal amount is available for partial drawdown according to terms of the payment of the shipbuilding contracts.
          On March 18, 2010, following the sale of Navios Aurora II to Navios Partners, Navios Holdings repaid $64.4 million. Following the delivery of Navios Antares on January 2010, an additional amount of $14.8 million was drawn and the outstanding amount of the facility $64.4 million. The amended facility is repayable, in 10 semi-annual installments of $3.0 million and 10 semi-annual installments of $2.0 million with a final balloon payment of $16.8 million on the last payment date. The interest rate of the amended facility is based on a margin of 175 bps. The loan facility requires compliance with the covenants contained in the senior notes.
          DNB Facility: In June 2008, Navios Holdings entered into a facility agreement with DNB NOR BANK ASA of up to $133.0 million in order to partially finance the construction of two Capesize bulk carriers. In June 2009, following an amendment of the above-mentioned agreement, one of the two tranches amounting to $66.5 million was cancelled following the cancellation of construction of one of the two Capesize bulk carriers. As of March 31, 2010, the total available amount of $66.5 million was drawn. The amended facility is repayable six months following the delivery of the Capesize vessel in 11 semi-annual installments of $2.9 million, with a final payment of $34.6 million on the last payment date. The interest rate of the amended facility is based on a margin of 225 bps as defined in the amended facility.
          Marfin Revolving Facility: In December 2008, Navios Holdings entered into a $90.0 million revolving credit facility with Marfin Egnatia Bank for general corporate purposes. The loan was repayable in one installment in December 2010 and bears interest based on a margin of 275 bps. The facility contained customary covenants and required compliance with certain of the covenants contained in the indenture governing the existing senior notes. Following the issuance of the ship mortgage notes in November 2009, the ship mortgage previously secured by this revolving facility was fully released in connection with the partial repayment of the facility with approximately $83.4 million and the remaining balance amount of $6.6 million was fully repaid in December 2009.
          Dekabank Facility: In February 2009 (amended in May 2009), Navios Holdings entered into a facility of up to $120.0 million with Dekabank Deutsche Girozentrale to finance the acquisition of two Capesize vessels. The loan is repayable upon delivery of the Capesize vessels in 20 semi-annual installments and bears an interest rate based on a margin of 190 bps. The loan facility requires compliance with the covenants contained in the senior notes. The loan also requires compliance with certain financial covenants. As of December 31, 2009, both Capesize vessels, the Navios Happiness and the Navios Pollux had been delivered and the full amount was drawn. As of March 31, 2010, $112.0 million was outstanding under this facility. Following an amendment to this facility in connection with the sale of Navios Pollux to Navios Partners in May 2010, an amount of $58.6 million was kept in a pledged account pending the delivery of a substitute vessel as collateral to this facility.
          Convertible Debt: In February 2009, Navios Holdings issued a $33.5 million convertible debt at a fixed rate of 2% exercisable at a price of $11.00 per share, exercisable until February 2012, in order to partially finance the acquisition of the Navios Vega. Interest is payable semi-annually. Unless previously converted, the amount is payable in February 2012. The Company has the option to redeem the debt in whole or in part in multiples of a thousand dollars, at any time after February 2010 at a redemption price equal to 100% of the principal amount to be redeemed. The convertible debt was recorded at fair market value on issuance at a discounted face value of 94.5%. The fair market value was determined using a binomial stock price tree model that considered both the debt and conversion features. The model used takes into account the credit spread of the Company, the volatility of its stock, as well as the price of its stock at the issuance date.
          Marfin Facility: In March 2009, Navios Holdings entered into a loan facility with Marfin Egnatia Bank of up to $110.0 million to be used to finance the pre-delivery installments for the construction of two Capesize vessels and for general corporate purposes. Originally, $57.2 million of the facility was repayable upon delivery of two Capesize vessels during 2009 and the remaining amounts due in one installment in February 2011. Following the refinancing of this facility in October 2009, as a result of which one subsidiary that is a guarantor of the ship mortgage notes issued in November 2009 was replaced as borrower with another, the facility was extended to October 2011. It bears interest at a rate based on a margin of 275 bps. As of March 31, 2010, an additional amount of $9.4 million was drawn and $43.4 million was outstanding under this facility.
          Commerzbank Facility: In June 2009, Navios Holdings entered into a new facility agreement of up to $240.0 million (divided into four tranches of $60.0 million) with Commerzbank AG in order to partially finance the acquisition of a Capesize vessel and the construction of three Capesize vessels. The principal amount for the three Capesize vessels under construction is available for partial drawdown according to the terms of the payment of the shipbuilding contracts. Each tranche of the facility is repayable starting three months after the delivery of each Capesize vessel in 40 quarterly installments of $0.9 million with a final payment of $24.7 million on the last payment date. It bears interest at a rate based on a margin of 225 bps. As of March 31, 2010, the outstanding amount was $190.6 million. The loan facility requires compliance with the covenants contained in the senior notes. The loan also requires compliance with certain financial covenants.
          Unsecured Bond: In July 2009, Navios Holdings issued a $20.0 million unsecured bond due in July 2012 as a partial payment for the acquisition price of a Capesize vessel. Interest will accrue on the principal amount of the unsecured bond at the rate of 6% per annum. All accrued interest (which will not be compounded) will be first due and payable in July 2012, which is the maturity date. The unsecured bond may be prepaid by Navios Holdings at any time without prepayment penalty.
          Emporiki Facility: In August 2009, Navios Holdings entered into a loan agreement with Emporiki Bank of Greece of up to $75.0 million (divided into two tranches of $37.5 million) to partially finance the acquisition costs of two Capesize vessels. Each tranche of the facility is repayable in 20 semi-annual installments of $1.4 million with a final payment of $10.0 million on the last payment date. The repayment of each tranche starts six months after the delivery date of the respective Capesize vessel. It bears interest at a rate of LIBOR plus 175 bps. As of March 31, 2010, $61.7 million was drawn under this facility. The loan facility requires compliance with certain covenants contained in the senior notes. After the delivery of the vessels the loan also requires compliance with certain financial covenants.
          DVB Facility: On August 4, 2005, Kleimar entered into a $21.0 million loan facility with DVB Bank for the purchase of a vessel. The loan was assumed upon acquisition of Kleimar and is repayable in 20 quarterly installments of $0.3 million each with a final balloon payment of $15.4 million in August 2010. The loan is secured by a mortgage on a vessel together with assignment of earnings and insurances. As of March 31, 2010, $16.0 million was outstanding under this facility.
          Navios Logistics loans:
          On March 31, 2008, Nauticler S.A. entered into a $70.0 million loan facility for the purpose of providing Nauticler S.A. with investment capital to be used in connection with one or more investment projects. The loan was initially repayable in one installment by March 2011 and was bearing interest at LIBOR plus a margin of 175 bps. In March 2009, Navios Logistics transferred its loan facility of $70.0 million to Marfin Popular Bank Public Co. Ltd. The loan provided for an additional one year extension and an increase in margin to 275 bps. On March 23, 2010, the loan was extended for one additional year, providing an increase in margin to 300 bps. The loan is repayable in one payment in March 2012. As of March 31, 2010, the amount outstanding under this facility was $70.0 million.
          In connection with the acquisition of Horamar, the Company assumed a $9.5 million loan facility that was entered into by HS Shipping Ltd. Inc. in 2006, in order to finance the building of a 8,974 dwt double-hulled tanker (the Malva H). Since the vessel’s delivery, the interest rate has been LIBOR plus 150 bps. The loan is repaid in installments that shall not be less than 90% of the amount of the last hire payment due to be paid to HS Shipping Ltd. Inc. The repayment date shall not extend beyond December 31, 2011. The loan can be pre-paid before such date, with two days written notice. Borrowings under the loan are subject to certain financial covenants and restrictions on dividend payments and other related items. As of March 31, 2010, the amount outstanding under this facility was $6.8 million.
          In connection with the acquisition of Horamar, the Company assumed a $2.3 million loan facility that was entered into by Thalassa Energy S.A. in October 2007, in order to finance the purchase of two self-propelled barges (Formosa and San Lorenzo). The loan bears interest at LIBOR plus 150 bps. The loan will be repaid by five equal installments of $0.5 million, two of which were made in November 2008 and June 2009, a third was made in January 2010 and the remaining two will be repaid in August 2010 and March 2011. Borrowings under the loan are subject to certain financial covenants and restrictions on dividend payments and other related items. The loan is secured by a first priority mortgage over the two self-propelled barges (Formosa and San Lorenzo). As of March 31, 2010, the amount outstanding under this facility was $0.9 million.
          On September 4, 2009, HS Navigation Inc. entered into a loan facility for an amount of up to $18.7 million that bears interest at LIBOR plus 225 bps in order to finance the acquisition cost of the Estefania H. The loan will be repaid by installments that shall not be less than 90% of the amount of the last hire payment due to be paid to HS Navigation Inc. The repayment date shall not extend beyond May 15, 2016. As of March 31, 2010, the amount outstanding under this facility was $16.1 million. Borrowings under the loan are subject to certain financial covenants and restrictions on dividend payments and other related items.
          On December 15, 2009, HS Tankers Inc. entered into a loan facility in order to finance the acquisition cost of the Makenita H for an amount of $24.0 million which bears interest at LIBOR plus 225 bps. The loan will be repaid by installments. The amount of each installment (a) shall not be less than 90% of the amount of the last hire payment due to be paid to HS Tankers Inc. prior to the repayment date and (b) $0.3 million, inclusive of any interest accrued in relation to the loan at that time. The repayment date shall not extend beyond March 24, 2016. As of March 31, 2010, the amount outstanding under this facility was $22.6 million. Borrowings under the loan are subject to certain financial covenants and restrictions on dividend payments and other related items.
          In connection with the acquisition of Hidronave S.A. in October 29, 2009, the Company assumed a $0.8 million loan facility that was entered into by Hidronave S.A. in 2001, in order to finance the building of a pushboat (the Nazira). As of March 31, 2010, the outstanding loan balance was $0.8 million. The loan facility bears interest at a fixed rate of 600 bps. The loan is repaid by installments of $6,000 each and the final repayment date can not extend beyond August 10, 2021. Borrowings under the loan are subject to certain financial covenants and restrictions on dividend payments and other related items.

March 31,
2010
Amounts in
Long-Term Debt Obligations:	millions of
Year	U.S. dollars
2010	43.2
2011	89.5
2012	174.7
2013	54.6
2014	465.2
2015	65.1
2016 and thereafter	702.0

Total	$1,594.3

Contractual Obligations:

	March 31, 2010
	Payment due by period (Amounts in millions of U.S. Dollars)
		Less than			More than
Contractual Obligations	Total	1 year	1-3 years	3-5 years	5 years
Long-term debt(1)(2)	1,594.3	58.0	266.4	510.6	759.3
Operating Lease Obligations (Time Charters)	910.9	88.3	198.1	187.9	436.6
Operating lease obligations push boats and barges	3.9	2.1	1.8	—	—
Vessel deposits(3)	221.6	221.6	—	—	—
Rent Obligations(4)	14.6	2.0	3.1	3.2	6.3

(1)	The amount identified does not include interest costs associated with the outstanding credit facilities, which are based on LIBOR or applicable interest rate swap rates, plus the costs of complying with any applicable regulatory requirements and a margin ranging from 1.5% to 3.0% per annum.

(2)	The long-term debt contractual obligations includes in the amount shown for more than five years future principal payments of the drawn portion of credit facilities associated with the financing of the construction of Capesize vessels scheduled to be delivered on various dates throughout March 2011.

(3)	Future remaining contractual deposits for the eight owned Capesize vessels to be delivered in various dates until March 2011.

(4)	In October 2006, the Company signed an agreement with a third party to sublease approximately 2,000 square feet of its Norwalk office. Navios Corporation also leases approximately 11,923 square feet of space at 825 3rd Avenue, New York,New York pursuant to a lease that expires on April 29, 2019. Kleimar has leased approximately 387 square meters for its offices. Navios Logistics has several lease agreements for its offices. The table above incorporates only the lease obligation of the offices indicated in this footnote.
Working Capital Position
          On March 31, 2010, Navios Holdings’ current assets totaled $487.4 million, while current liabilities totaled $192.1 million, resulting in a positive working capital position of $295.3 million. Navios Holdings’ cash forecast indicates that it will generate sufficient cash during 2010 and 2011 to make the required principal and interest payments on its indebtedness, provide for the normal working capital requirements of the business and remain in a positive cash position during 2010 and 2011.
          While projections indicate that existing cash balances and operating cash flows will be sufficient to service the existing indebtedness, Navios Holdings continues to review its cash flows with a view toward increasing working capital.

Capital Expenditures
          Since 2007, the Company has entered into agreements for the acquisition of a total of 18 newbuild Capesize vessels. In November 2008, the Company terminated three of the above contracts. All Capesize vessels were scheduled for delivery on various dates throughout 2009 until March 2011. The Company took delivery during 2009 and the first quarter of 2010 of nine Capesize vessels (the Navios Bonavis, the Navios Happiness, the Navios Pollux, the Navios Aurora II, the Navios Lumen, the Navios Phoenix, the Navios Stellar, the Navios Celestial and the Navios Antares). The remaining capital obligations at March 31, 2010 amounted to approximately $221.6 million.
Dividend Policy
          Currently, Navios Holdings intends to retain most of its available earnings generated by operations for the development and growth of its business. In addition, the terms and provisions of our current secured credit facilities and the indenture governing its senior notes limit its ability to pay dividends in excess of certain amounts or if certain covenants are not met. However, subject to the terms of its credit facilities, the Board of Directors may from time to time consider the payment of dividends and on May 17, 2010, the Board of Directors declared a quarterly cash dividend with respect to the first quarter of 2010 of $0.06 per share of common stock payable on July 7, 2010 to stockholders on record as of June 15, 2010. The declaration and payment of any dividend remains subject to the discretion of the Board, and will depend on, among other things, Navios Holdings’ cash requirements as measured by market opportunities, debt obligations, and restrictions by credit agreements and market conditions.
Concentration of Credit Risk
          Concentrations of credit risk with respect to accounts receivables are limited due to Navios Holdings’ large number of customers, who are internationally dispersed and have a variety of end markets in which they sell. Due to these factors, management believes that no additional credit risk beyond amounts provided for collection losses is inherent in Navios Holdings’ trade receivables. For the three month period ended March 31, 2010, no customer accounted for revenue higher than 10% of the Company’s revenue and for the year ended December 31, 2009, one customer accounted for 13.2% of the Company’s revenue.
Off-Balance Sheet Arrangements
          Charter hire payments to third parties for chartered-in vessels are treated as operating leases for accounting purposes. Navios Holdings is also committed to making rental payments under operating leases for its office premises. With the exception of payments made during the three months ended March 31, 2010, future minimum rental payments under Navios Holdings’ non-cancelable operating leases are analyzed in the contractual obligations above. As of March 31, 2010, Navios Holdings was contingently liable for letters of guarantee and letters of credit amounting to $1.4 million issued by various banks in favor of various organizations of which $1.4 million are collateralized by cash deposits which are included as a component of restricted cash. Navios Holdings issued no guarantees to third parties at March 31, 2010 and 2009.
          As of March 31, 2010, the Company’s subsidiaries in South America were contingently liable for various claims and penalties towards the local tax authorities amounting to $6.1 million. The respective provision for such contingencies is included in “Other long-term liabilities”. According to the acquisition agreement, if such cases materialize against the Company, the amounts involved will be reimbursed by the previous shareholders, and, as such, the Company has recognized a respective receivable (included in “Other long-term assets”) against such liability. The contingencies are expected to be resolved in the next five years. In the opinion of management, the ultimate disposition of these matters and will not adversely affect the Company’s financial position, results of operations or liquidity. In August 2009, Navios Logistics issued a performance guarantee of up to $4.0 million plus interest and costs in favor of a customer of its subsidiary, Petrolera San Antonio S.A., covering sales of gas oil contracted between the parties.
Related Party Transactions
          Office rent: On January 2, 2006, Navios Corporation and Navios ShipManagement Inc., two wholly-owned subsidiaries of Navios Holdings, entered into two lease agreements with Goldland Ktimatiki-Ikodomiki-Touristiki and Xenodohiaki Anonimos Eteria, a Greek corporation which is partially owned by relatives of Angeliki Frangou, Navios Holdings’ Chairman and Chief Executive Officer. The lease agreements provide for the leasing of two facilities located in Piraeus, Greece, of approximately 2,034.3 square meters and houses the operations of most of the Company’s subsidiaries. The total annual lease payments are €0.5 million (approximately $0.6 million) and the lease agreements expire in 2017. These payments are subject to annual adjustments starting from the third year which are based on the inflation rate prevailing in Greece as reported by the Greece at the end of each year.
          On October 31, 2007, Navios ShipManagement Inc., a wholly owned subsidiary of Navios Holdings, entered into a lease agreement with Emerald Ktimatiki-Ikodomiki-Touristiki and Xenodohiaki Anonimos Eteria, a Greek corporation that is partially owned by relatives of Angeliki Frangou, Navios Holdings’ Chairman and Chief Executive Officer. The lease agreement provides for the leasing of one facility in Piraeus, Greece of approximately 1,367.5 square meters and houses part of the operations of the Company. The total annual lease payments are €0.4 million (approximately $0.6 million) and the lease agreement expires in 2019. These payments are subject to annual adjustments starting from the third year, which are based on the inflation rate prevailing in Greece as reported by the Greek State at the end of each year.

          Purchase of services: The Company utilizes Acropolis Chartering and Shipping Inc. (“Acropolis”) a brokerage firm for freight and shipping charters as a broker. Navios Holdings has a 50% interest in Acropolis. Although Navios Holdings owns 50% of the stock, the two shareholders have agreed that the earnings and amounts declared by way of dividends will be allocated 35% to the Company with the balance to the other shareholder. Commissions paid to Acropolis for each of the periods ended March 31, 2010 and 2009, were $0.1 million and $0.1 million, respectively. The Company owns 50% of the common stock of Acropolis. During the three month period ended March 31, 2010 and the year ended December 31, 2009, the Company received dividends of $0.6 million and $0.9 million, respectively. Included in the trade accounts payable at March 31, 2010 and December 31, 2009 is an amount of $0.1 million and $0.1 million, respectively, which is due to Acropolis.
          Management fees: Pursuant to a management agreement dated November 16, 2007, Navios Holdings provides commercial and technical management services to Navios Partners’ vessels for a daily fee of $4,000 per owned Panamax vessel and $5,000 per owned Capesize vessel. This daily fee covers all of the vessels’ operating expenses, including the cost of drydock and special surveys. The daily rates are fixed for a period of two years whereas the initial term of the agreement is five years commencing from November 16, 2007. Total management fees for the periods ended March 31, 2010 and 2009 amounted to $4.1 million and $2.6 million, respectively. In October 2009, the fixed fee period was extended for two years and the daily fees were increased to $4,500 per owned Ultra Handymax vessel, $4,400 per owned Panamax vessel and $5,500 per owned Capesize vessel.
          General and administrative expenses: Pursuant to the administrative services agreement dated November 16, 2007, Navios Holdings provides administrative services to Navios Partners which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees charged for the periods ended March 31, 2010 and 2009 amounted to $0.6 million and $0.4 million, respectively.
          Balance due from affiliate: Amounts due from affiliate as of March 31, 2010 amounted to $8.5 million (2009: $2.0 million) which includes the current amounts of $8.4 million due from Navios Partners (2009: $2.0 million). The balance mainly consists of management fees, administrative fees and other expenses.
          Omnibus agreement: Navios Holdings entered into an omnibus agreement with Navios Partners in connection with the closing of Navios Partners’ IPO governing, among other things, when Navios Holdings and Navios Partners may compete against each other as well as rights of first offer on certain dry bulk carriers. Pursuant to the omnibus agreement, Navios Partners generally agreed not to acquire or own Panamax or Capesize dry bulk carriers under time charters of three or more years without the consent of an independent committee of Navios Partners. In addition, Navios Holdings agreed to offer to Navios Partners the opportunity to purchase vessels from Navios Holdings when such vessels are fixed under time charters of three or more years. The omnibus agreement was amended in June 2009 to release Navios Holdings for two years from restrictions on acquiring Capesize and Panamax vessels from third parties.
          Sale of the Navios Hope: On July 1, 2008, the Navios Hope was sold to Navios Partners in accordance with the terms of the omnibus agreement. The sale price consisted of $35.0 million in cash and $44.9 million in common units (3,131,415 common units) of Navios Partners. The investment in the 3,131,415 common units is classified as “Investments in available for sale securities”. The gain from the sale of the Navios Hope was $51.5 million of which $24.9 million was recognized at the time of sale in the statements of income under “Gain on sale of assets”. The remaining $26.6 million which represents profit to the extent of Navios Holdings’ ownership interest in Navios Partners had been deferred under “Long-term liabilities and deferred income” and amortized over the remaining life of the vessel or until it is sold. Following Navios Partners’ public equity offerings of (a) 3,500,000 common units in May 2009; (b) 2,800,000 common units in September 2009 and the completion of the exercise of the overallotment option previously granted to the underwriters in connection with this offering in October 2009; and (c) 4,000,000 common units in November 2009, Navios Holdings’ interest in Navios Partners decreased to 44.6% in May 2009, to 42.3% in September 2009, to 41.8% in October 2009 after the exercise of the overallotment option and further to 37.0% in November 2009. As a result of this decrease, $3.5 million, $1.1 million and $2.6 million respectively of the deferred gain has been recognized in the statements of income of 2009 under “Equity in net earnings of affiliated companies”. Following Navios Partners’ public equity offering of 3,500,000 common units in February 2010 and the completion of the exercise of the overallotment option previously granted to the underwriters, Navios Holdings’ interest in Navios Partners decreased to 33.2%, recognizing an additional $1.8 million of the deferred gain in the statements of income of the three months ended March 31, 2010, under “Equity in net earnings of affiliated companies”. As of March 31, 2010, the unamortized portion of the gain was $15.0 million.
          Navios Bonavis: On June 9, 2009, Navios Holdings relieved Navios Partners from its obligation to purchase the Capesize vessel theNavios Bonavis for $130.0 million and with the delivery of the Navios Bonavis to Navios Holdings, Navios Partners was granted a
12-month option to purchase the vessel for $125.0 million. In return, Navios Partners issued to Navios Holdings 1,000,000 subordinated Series A units. Navios Holdings recognized in its results a non-cash compensation income amounting to $6.1 million. The 1,000,000 subordinated Series A units are included in “Investments in affiliates”.
          Sale of rights of Navios Sagittarius: On June 10, 2009, Navios Holdings sold to Navios Partners the rights of the Navios Sagittarius, a 2006 Japanese-built Panamax vessel with a capacity of 75,756 dwt, for a cash consideration of $34.6 million. The book value assigned to the vessel was $4.3 million, resulting in a gain from her sale of $30.3 million, of which, $16.8 million had been recognized at the time of sale in the statements of income under “Gain on sale of assets” and the remaining $13.5 million representing profit of Navios Holdings’ 44.6% interest in Navios Partners has been deferred under “Long-term liabilities and deferred income” and is being recognized to income based on the remaining term of the vessel’s contract rights or until the vessel’s rights are sold. Following Navios Partners’ public equity offering of 2,800,000 common units in September 2009, Navios Holdings’ interest in Navios Partners decreased to 42.3% and to 41.8% in October 2009 after the exercise of the overallotment option and $0.7 million of the deferred gain has been recognized in the statements of income of 2009 under “Equity in net earnings of affiliated companies”. In November 2009, following Navios Partners’ public equity offering of 4,000,000 common units, Navios Holdings’ interest in Navios Partners decreased to 37.0% and $1.5 million of the deferred gain has been also recognized in the statements of income of 2009 under “Equity in net earnings of affiliated companies”. Following Navios Partners’ public equity offering of 3,500,000 common units in February 2010 and the completion of the exercise of the overallotment option previously granted to the underwriters, Navios Holdings’ interest in Navios Partners decreased to 33.2%, and $1.1 million of the deferred gain has been recognized in the statements of income under “Equity in net earnings of affiliated companies”. As of March 31, 2010, the unamortized portion of the gain was $9.1 million.
          Sale of Navios Apollon: On October 29, 2009, Navios Holdings sold the Navios Apollon to Navios Partners. The sale price of the Navios Apollon was $32.0 million received entirely in cash. The book value assigned to the vessel was $25.1 million, resulting in gain from her sale of $6.9 million, of which, $4.0 million had been recognized at the time of sale in the statements of income under “Gain on sale of assets” and the remaining $2.9 million representing profit of Navios Holdings’ 41.8% interest in Navios Partners has been deferred under “Long-term liabilities and deferred income” and is being amortized over the remaining life of the vessel or until it is sold. Following Navios Partners’ public equity offering of 4,000,000 common units in November 2009 and 3,500,000 common units in February 2010 and the completion of the exercise of the overallotment option previously granted to the underwriters, Navios Holdings’ interest in Navios Partners decreased to 37% and 33.2%, respectively, recognizing an additional $0.3 million in 2009 and $0.2 million for the three months ended March 31, 2010, respectively, of the deferred in the statements of income under “Equity in net earnings of affiliated companies”. As of March 31, 2010, the unamortized portion of the gain was $1.7 million.
          Sale of Navios Hyperion: On January 8, 2010, Navios Holdings sold the Navios Hyperion, a 2004 built Panamax vessel to Navios Partners for $63.0 million in cash. The book value assigned to the vessel was $25.2 million, resulting in gain from her sale of $37.8 million, of which, $23.8 million had been recognized at the time of sale in the statements of income under “Gain on sale of assets” and the remaining $14.0 million representing profit of Navios Holdings’ 37.0% interest in Navios Partners has been deferred under “Long-term liabilities and deferred income” and is being amortized over its remaining useful life or until it is sold. Following Navios Partners’ public equity offering of 3,500,000 common units in February 2010 and the completion of the exercise of the overallotment option previously granted to the underwriters in connection with this offering, Navios Holdings’ interest in Navios Partners decreased to 33.2% and $1.4 million of the deferred gain has been recognized in the statements of income of the three months period ended March 31, 2010, under “Equity in net earnings of affiliated companies”. As of March 31, 2010, the unamortized portion of the gain was $11.9 million.
          Sale of Navios Aurora II: On March 18, 2010, Navios Holdings sold the Navios Aurora II, a 2009 South Korean-built Capesize vessel with a capacity of 169,031 dwt to Navios Partners for $110.0 million. Out of $110.0 million purchase price, $90.0 million is paid in cash and the remaining amount was paid through the receipt of 1,174,219 common units of Navios Partners. The book value assigned to the vessel was $109.5 million, resulting in gain from her sale of $0.8 million, of which, $0.5 million had been recognized at the time of sale in the statements of income under “Gain on sale of assets” and the remaining $0.3 million representing profit of Navios Holdings’ 33.2% interest in Navios Partners has been deferred under “Deferred income”. As of March 31, 2010, the unamortized portion of the gain was $0.2 million.
          Sale of Navios Pollux: On May 21, 2010, Navios Holdings sold the Navios Pollux, a 2009 South-Korean-built Capesize vessel with a capacity of 180,727 dwt, to Navios Partners for $110.0 million.
          Navios Acquisition: On July 1, 2008, Navios Holdings purchased 7,600,000 warrants from Navios Acquisition for a total consideration of $7.6 million ($1.00 per warrant) in the private placement that occurred simultaneously with the completion of its IPO. Each Sponsor Warrant will entitle the holder to purchase from Navios Acquisition one share of common stock at an exercise price of $7.00. Prior to the IPO, Navios Holdings had purchased 8,625,000 Sponsor Units for a total consideration of $25.0 million, of which an aggregate of 290,000 units were transferred to the Company’s officers and directors and an aggregate of 2,300,000 Sponsor Units were returned to Navios Acquisition and cancelled upon receipt. Each unit consists of one share of Navios Acquisition’s common stock and one Sponsor Warrant.
          Navios Acquisition presently occupies office space provided by Navios Holdings. Navios Holdings has agreed that, until the consummation of a business combination, it will make such office space available for use by Navios Acquisition, as well as certain office and secretarial services, as may be required from time to time. Navios Acquisition has agreed to pay Navios Holdings $10 per month for such services and the charge is included in general and administrative expenses. Total general and administrative fees charged for the period ended March 31, 2010 amounted to $0.03 million (2009: $0.03 million). As of March 31, 2010 and December 31, 2009, the balance due from Navios Acquisition was $0.1 million and $0.03 million, respectively.
          On April 8, 2010, pursuant to the terms and conditions of the Acquisition Agreement by and between Navios Acquisition and Navios Holdings, Navios Acquisition will acquire 13 vessels (11 product tankers and two chemical tankers) plus options to purchase two additional product tankers, for an aggregate purchase price of $457.7 million, of which $334.3 million will be financed with debt and the remaining $123.4 million with existing cash. Each vessel will be commercially and technically managed under a management agreement with a subsidiary of Navios Holdings.
          On May 25, 2010, after the special meeting, Navios Acquisition announced that Navios Acquisition stockholders approved the acquisition transaction of 13 vessels (11 product tankers and two chemical tankers) for an aggregate purchase price of $457.7 million, of which $123.4 million will be from existing cash and the $334.3 million balance from debt financing pursuant to the terms and conditions of the Acquisition Agreement by and between Navios Acquisition and Navios Holdings and (b) certain amendments to Navios Acquisition’s amended and restated articles of incorporation.
          Following the consummation of the transactions described in the Acquisition Agreement, Navios Holdings will be released from all debt and equity commitments for the above vessels and Navios Acquisition will reimburse Navios Holdings for the $38.8 million equity payments made prior to the stockholders meeting under the purchase contracts for the vessels plus all associated payments previously made by Navios Holdings.
          Navios Holdings has purchased 6,337,551 shares of Navios Acquisition common stock for $63.2 million in open market purchases. As of May 25, 2010, following these purchases, Navios Holdings owns 12,372,551 shares (including 6,035,000 shares) or 57.3% of the outstanding common stock of Navios Acquisition.
Quantitative and Qualitative Disclosures about Market Risks
          Navios Holdings is exposed to certain risks related to interest rate, foreign currency and charter rate risks. To manage these risks, Navios Holdings uses interest rate swaps (for interest rate risk) and FFAs (for charter rate risk).
Interest Rate Risk:
          Debt Instruments — On March 31, 2010 and December 31, 2009, Navios Holdings had a total of $1,594.3 million and $1,630.9 million, respectively, in long-term indebtedness. The debt is dollar denominated and bears interest at a floating rate, except for the senior notes, the ship mortgage notes and certain Navios Logistics’ loans discussed “Liquidity and Capital Resources” that bears interest at fixed rate.
          For a detailed discussion on Navios Holdings’ debt instruments refer to section “Long-term Debt Obligations and Credit Arrangements” included elsewhere in this document.
          The interest on the loan facilities is at a floating rate and, therefore changes in interest rates would have effect on their value. The interest rate on the senior notes and the ship mortgage notes is fixed and, therefore, changes in interest rates do not affect their value which as of March 31, 2010 was $721.3 million. Amounts drawn under the facilities and the ship mortgage notes are secured by the assets of Navios Holdings and its subsidiaries. A change in the LIBOR rate of 100 basis points would change interest expense for 2010 by $3.8 million.
          Interest Rate Swaps — Navios Holdings has entered into interest rate swap contracts to hedge its exposure to variability in its floating rate long-term debt. Under the terms of the interest rate swaps Navios Holdings and the banks agreed to exchange, at specified intervals, the difference between a paying fixed rate and floating rate interest amount calculated by reference to the agreed principal amounts and maturities. The interest rate swaps allow Navios Holdings to convert long-term borrowings issued at floating rates into equivalent fixed rates.
          At March 31, 2010, Navios Holdings had the following swaps outstanding:
a)	One swap with the Royal Bank of Scotland and one swap with Alpha Bank with a total notional principal amount of $20.4 million. The swaps were entered into at various points in 2001 and mature in 2010. Navios Holdings estimates that it would have to pay $0.6 million to terminate these agreements as of March 31, 2010. As a result of the swaps, Navios Holdings’ net exposure is based on total floating rate debt less the notional principal of floating to fixed interest rate swaps. A 100 basis points change in interest rates would have increased or decreased interest expense by $0.06 million as of March 31, 2010, so long as the relevant LIBOR did not exceed the caps described below. The swaps are set by reference to the difference between the three month LIBOR (which is the base rate under Navios Holdings’ long-term borrowings) and the yield on the U.S. ten year treasury bond. The swaps effectively fix interest rates at 5.55% to 5.65%. However, each of the foregoing swaps is subject to a cap of 7.5%; to the extent the relevant LIBOR exceeds the cap, Navios Holdings would remain exposed.

b)	One swap with Dexia Bank Belgium with a notional amount of $21.0 million. The swap was entered into at August 2005 and matures in 2010. Navios Holdings estimates that it would have to pay $0.3 million to terminate these agreements as of March 31, 2010. The swap exchange LIBOR with fixed rate 4.525%.

Foreign Currency Risk
          Foreign Currency: In general, the shipping industry is a U.S. dollar dominated industry. Revenue is set mainly in U.S. dollars, and approximately 78.4% of Navios Holdings’ revenue is also incurred in U.S. dollars. Certain of our expenses are paid in foreign currencies and a one percent change in the exchange rates of the various currencies at March 31, 2010 would increase or decrease net income by approximately $0.2 million.
FFAs Derivative Risk:
          Forward Freight Agreements (FFAs) — Navios Holdings enters into FFAs as economic hedges relating to identifiable ship and/or cargo positions and as economic hedges of transactions that Navios Holdings expects to carry out in the normal course of its shipping business. By using FFAs, Navios Holdings manages the financial risk associated with fluctuating market conditions. The effectiveness of a hedging relationship is assessed at its inception and then throughout the period of its designation as a hedge. If an FFA qualifies for hedge accounting, any gain or loss on the FFA, as accumulated in “Accumulated Other Comprehensive Income/(Loss),” is first recognized when measuring the profit or loss of related transaction. For FFAs that qualify for hedge accounting, the changes in fair values of the effective portion representing unrealized gains or losses are recorded in “Accumulated Other Comprehensive Income/(Loss)” in the stockholders’ equity while the unrealized gains or losses of the FFAs not qualifying for hedge accounting together with the ineffective portion of those qualifying for hedge accounting are recorded in the statement of income under “Gain/(Loss) on Forward Freight Agreements.” The gains/(losses) included in “Accumulated Other Comprehensive Income/(Loss)” will be reclassified to earnings under “Revenue” in the statement of income in the same period or periods during which the hedged forecasted transaction affects earnings The reclassification to earnings commenced in the third quarter of 2006 and extended until December 31, 2008, depending on the period or periods during which the hedged forecasted transactions will affect earnings. For the three month period ended March 31, 2010 and for the year ended December 31, 2009, no losses/gain for both periods were included in “Accumulated Other Comprehensive Income/ (Loss)”, and none were reclassified to earnings.
          At March 31, 2010 and December 31, 2009, none of the “mark to market” positions of the open dry bulk FFA contract, qualified for hedge accounting treatment. Dry bulk FFAs traded by the Company that do not qualify for hedge accounting are shown at fair value through the statement of operations.
          Navios Holdings is exposed to market risk in relation to its FFAs and could suffer substantial losses from these activities in the event expectations are incorrect. Navios Holdings trades FFAs with an objective of both economically hedging the risk on the fleet, specific vessels or freight commitments and taking advantage of short term fluctuations in market prices. As there was no position deemed to be open as of March 31, 2010, any change in underlying freight market indices would have no effect on the net income.
Critical Accounting Policies
          The Navios Holdings’ interim consolidated financial statements have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires Navios Holdings to make estimates in the application of its accounting policies based on the best assumptions, judgments and opinions of management. Following is a discussion of the accounting policies that involve a higher degree of judgment and the methods of their application that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of its financial statements. Actual results may differ from these estimates under different assumptions or conditions.
          Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. Navios Holdings has described below what it believes are its most critical accounting policies that involve a high degree of judgment and the methods of their application. For a description of all of Navios Holdings’ significant accounting policies, see Note 2 to the Consolidated Financial Statements, included in Navios Holdings’ 2009 annual report on Form 20-F file with the Securities and Exchange Commission.
          Use of estimates: The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an on-going basis, management evaluates the estimates and judgments, including those related to uncompleted voyages, future drydock dates, the carrying value of investments in affiliates, the selection of useful lives for tangible assets, expected future cash flows from long-lived assets to support impairment tests, provisions necessary for accounts receivables, provisions for legal disputes, pension benefits, and contingencies. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates under different assumptions and/or conditions.
          Accounting for derivative financial instruments and hedge activities: The Company enters into dry bulk shipping FFAs as economic hedges relating to identifiable ship and or cargo positions and as economic hedges of transactions the Company expects to carry out in the normal course of its shipping business. By utilizing certain derivative instruments, including dry bulk shipping FFAs, the Company manages the financial risk associated with fluctuating market conditions. In entering into these contracts, the Company has assumed the risk that might arise from the possible inability of counterparties to meet the terms of their contracts.

          The Company also trades dry bulk shipping FFAs which are cleared through NOS ASA, a Norwegian clearing house and LCH the London clearing house. NOS ASA and LCH call for both base and margin collaterals, which are funded by Navios Holdings, and which in turn substantially eliminate counterparty risk. Certain portions of these collateral funds may be restricted at any given time as determined by NOS ASA and LCH.
          At the end of each calendar quarter, the fair value of dry bulk shipping FFAs traded over-the-counter are determined from an index published in London, United Kingdom and the fair value of those FFAs traded with NOS ASA and LCH are determined from the NOS ASA and LCH valuations accordingly.
          Pursuant to the accounting for derivative financial instruments, the Company records all of its derivative financial instruments and hedges as economic hedges except for those qualifying for hedge accounting. Gains or losses of instruments qualifying for hedge accounting as cash flow hedges are reflected under “Accumulated Other Comprehensive Income/(Loss)” in stockholders’ equity, while those instruments that do not meet the criteria for hedge accounting are reflected in the statement of operations. For FFAs that qualify for hedge accounting the changes in fair values of the effective portion representing unrealized gain or losses are recorded under “Accumulated Other Comprehensive Income/(Loss)” in the stockholders’ equity while the unrealized gains or losses of the FFAs not qualifying for hedge accounting together with the ineffective portion of those qualifying for hedge accounting, are recorded in the statement of operations under “Gain/(Loss) on Derivatives”. The gains/(losses) included in “Accumulated Other Comprehensive Income/(Loss)” are being reclassified to earnings under “Revenue” in the statement of operations in the same period or periods during which the hedged forecasted transaction affects earnings. The reclassification to earnings commenced in the third quarter of 2006 and extended until December 31, 2008, depending on the period or periods during which the hedged forecasted transactions affected earnings. All of the amount included in “Accumulated Other Comprehensive Income/(Loss)” had been reclassified to earnings as of December 31, 2008. For the three month period ended March 31, 2010 and for the year ended December 31, 2009, no losses/gain for both periods were included in “Accumulated Other Comprehensive Income/ (Loss)”, and nothing were reclassified to earnings.
          The Company classifies cash flows related to derivative financial instruments within cash provided by operating activities in the consolidated statement of cash flows.
          Stock-based compensation: On October 18, 2007 and December 16, 2008, the Compensation Committee of the Board of Directors authorized the issuance of shares of restricted stock, restricted stock units and stock options in accordance with the Company’s stock option plan for its employees, officers and directors. The Company awarded shares of restricted stock and restricted stock units to its employees, officers and directors and stock options to its officers and directors, based on service conditions only, which vest over two years and three years, respectively. On December 17, 2009, the Company authorized the issuance of shares of restricted stock, restricted stock units and stock options in accordance with the Company’s stock option plan for its employees, officers and directors. Restricted stock and restricted stock units amounted on December 17, 2009 to its employees, officers and directors, vest over three years.
          The fair value of stock option grants is determined with reference to option pricing models, principally adjusted Black-Scholes models. The fair value of restricted stock and restricted stock units grants is determined by reference to the quoted stock price on the date of grant. Compensation expense, net of estimated forfeitures, is recognized based on a graded expense model over the vesting period.
          Impairment of long-lived assets: Vessels, other fixed assets and other long lived assets held and used by Navios Holdings are reviewed periodically for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular asset may not be fully recoverable. In accordance with “Impairment of Long Lived Assets”, Navios Holdings’ management evaluates the carrying amounts and periods over which long-lived assets are depreciated to determine if events or changes in circumstances have occurred that would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, certain indicators of potential impairment, are reviewed such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions. Undiscounted projected net operating cash flows are determined for each vessel and compared to the vessel carrying value. In the event that impairment occurred, the fair value of the related asset is determined and a charge is recorded to operations calculated by comparing the asset’s carrying value to the estimated fair market value. Fair market value is estimated primarily through the use of third-party valuations performed on an individual vessel basis.
          Although management believes the underlying indicators supporting this assessment are reasonable, if charter rate trends and the length of the current market downturn, vary significantly from our forecasts, management may be required to perform impairment analysis in the future that could expose Navios Holdings to material impairment charges in the future.
          No impairment loss was recognized for any of the periods presented.
          Vessels, Port Terminal, Tanker Vessels, Barges, Push boats and Other Fixed Assets, net: Vessels, port terminal, tanker vessels, barges, push boats and other fixed assets acquired as parts of business combination would be recorded at fair market value on the date of acquisition. Vessels acquired as asset acquisitions would be stated at historical cost, which consists of the contract price, any material expenses incurred upon acquisition (improvements and delivery expenses). Subsequent expenditures for major improvements and upgrading are capitalized, provided they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. The cost and related accumulated depreciation of assets retired or sold are removed from the accounts at the time of sale or retirement and any gain or loss is included in the accompanying consolidated statements of operations.
          Expenditures for routine maintenance and repairs are expensed as incurred.
          Depreciation is computed using the straight line method over the useful life of the vessels, after considering the estimated residual value. Management estimates the useful life of the Company’s vessels to be 25 years from the vessel’s original construction. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is re-estimated to end at the date such regulations become effective.
          Deferred Drydock and Special Survey Costs: The Company’s vessels, barges and push boats are subject to regularly scheduled drydocking and special surveys which are carried out every 30, 60, and 84 months for vessels and barges and push boats, respectively to coincide with the renewal of the related certificates issued by the Classification Societies, unless a further extension is obtained in rare cases and under certain conditions. The costs of drydocking and special surveys is deferred and amortized over the above periods or to the next drydocking or special survey date if such has been determined. Unamortized drydocking or special survey costs of vessels, barges and push boats sold are written off to income in the year the vessel, barge or push boat is sold. When vessels are acquired the portion of the vessels’ capitalized cost that relates to drydocking or special survey is treated as a separate component of the vessels’ cost and is deferred and amortized as above. This cost is determined by reference to the estimated economic benefits to be derived until the next drydocking or special survey.
          Goodwill and Other Intangibles: As required by the accounting for goodwill and other intangible assets, goodwill acquired in a business combination initiated after June 30, 2001 is not to be amortized. Similarly, intangible assets with indefinite lives are not amortized. Rather, the guidance requires that goodwill be tested for impairment at least annually and written down with a charge to operations if the carrying amount exceeds the estimated fair value.
          The Company evaluates impairment of goodwill using a two-step process. First, the aggregate fair value of the reporting unit is compared to its carrying amount, including goodwill. The Company determines the fair value based on a combination of discounted cash flow analysis and an industry market multiple.
          If the fair value exceeds the carrying amount, no impairment exists. If the carrying amount of the reporting unit exceeds the fair value, then the Company must perform the second step in order to determine the implied fair value of the reporting unit’s goodwill and compare it with its carrying amount. The implied fair value is determined by allocating the fair value of the reporting unit to all the assets and liabilities of that unit, as if the unit had been acquired in a business combination and the fair value of the unit was the purchase price. If the carrying amount of the goodwill exceeds the implied fair value, then goodwill impairment is recognized by writing the goodwill down to the implied fair value.
          No impairment loss was recognized for any of the periods presented.
          The fair value of the trade name was determined based on the “relief from royalty” method which values the trade name based on the estimated amount that a company would have to pay in an arms length transaction in order to use that trade name. The asset is being amortized under the straight line method over 32 years. The fair value of customer relationships was determined based on the “excess earnings” method, which relies upon the future cash flow generating ability of the asset. The asset is amortized under the straight line method over 20 years. Other intangibles that are being amortized, such as the amortizable portion of favorable leases, port terminal operating rights, backlog assets and liabilities, would be considered impaired if their fair market value could not be recovered from the future undiscounted cash flows associated with the asset. Vessel purchase options, which are included in favorable lease terms, are not amortized and would be considered impaired if the carrying value of an option, when added to the option price of the vessel, exceeded the fair market value of the vessel.
          Investment in available for sale securities: The Company classifies its existing marketable equity securities as available-for-sale in accordance with guidance on Accounting for Certain Investments in Debt and Equity Securities. These securities are carried at fair market value, with unrealized gains and losses excluded from earnings and reported directly in stockholders’ equity as a component of other comprehensive income (loss) unless an unrealized loss is considered “other-than-temporary,” in which case it is transferred to the statement of income. Management evaluates securities for other than temporary impairment (“OTTI”) on a quarterly basis. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the investee, and (3) the intent and ability of the Company to retain its investment in the investee for a period of time sufficient to allow for any anticipated recovery in fair value.
          For the three month period ended March 31, 2010 and for the year ended December 31, 2009, the Company’s unrealized holding gains on available-for-sale securities were $9.0 million and $15.2 million, respectively. Based on the Company’s OTTI analysis, management considers the decline in market valuation of these securities to be temporary. However, there is the potential for future impairment charges relative to these equity securities if their fair values do not recover and our OTTI analysis indicates such write downs are necessary.

Recent Accounting Pronouncements
Fair Value Disclosures
          In January 2010, the Financial Accounting Stabdards Board (“FASB”) issued amended standards requiring additional fair value disclosures. The amended standards require disclosures of transfers in and out of Levels 1 and 2 of the fair value hierarchy, as well as requiring gross basis disclosures for purchases, sales, issuances and settlements within the Level 3 reconciliation. Additionally, the update clarifies the requirement to determine the level of disaggregation for fair value measurement disclosures and to disclose valuation techniques and inputs used for both recurring and nonrecurring fair value measurements in either Level 2 or Level 3. Navios Holdings adopted the new guidance in the first quarter of fiscal 2010, except for the disclosures related to purchases, sales, issuance and settlements, which will be effective for Navios Holdings beginning in the first quarter of fiscal 2012. The adoption of the new standards has not had and is not expected to have a significant impact on Navios Holdings’ consolidated financial statements.
Measuring Liabilities at Fair Value
          In August 2009, the FASB released new guidance concerning measuring liabilities at fair value. The new guidance provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using certain valuation techniques. Additionally, it clarifies that a reporting entity is not required to adjust the fair value of a liability for the existence of a restriction that prevents the transfer of the liability. This new guidance is effective for the first reporting period after its issuance, however earlier application is permitted. The application of this new guidance did not have a significant impact on Navios Holdings’ consolidated financial statements.
Determining the Primary Beneficiary of a Variable Interest Entity
          In June 2009, the FASB issued new guidance concerning the determination of the primary beneficiary of a variable interest entity (“VIE”). This new guidance amends current US GAAP by: requiring ongoing reassessments of whether an enterprise is the primary beneficiary of a VIE; amending the quantitative approach previously required for determining the primary beneficiary of the VIE; modifying the guidance used to determine whether an equity is a VIE; adding an additional reconsideration event (e.g. troubled debt restructurings) for determining whether an entity is a VIE; and requiring enhanced disclosures regarding an entity’s involvement with a VIE.
          This new guidance was effective for Navios Holdings beginning in its first quarter of fiscal 2010 and its adoption did not have any significant effect on its financial position, results of operations, or cash flows. Navios Holdings will continue to consider the impacts of this new guidance on an on-going basis.
Transfers of Financial Assets
          In June 2009, the FASB issued new guidance concerning the transfer of financial assets. This guidance amends the criteria for a transfer of a financial asset to be accounted for as a sale, creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, changes the initial measurement of a transferor’s interest in transferred financial assets, eliminates the qualifying special-purpose entity concept and provides for new disclosures. This new guidance was effective for Navios Holdings for transfers of financial assets beginning in its first quarter of fiscal 2010 and its adoption did not have any significant effect on its financial position, results of operations, or cash flows.
Subsequent Events
          In February 2010, the FASB issued amended guidance on subsequent events. SEC filers are no longer required to disclose the date through which subsequent events have been evaluated in originally issued and revised financial statements. This guidance was effective immediately and Navios Holdings adopted these new requirements in the first quarter of fiscal 2010.

NAVIOS MARITIME HOLDINGS INC.

NAVIOS MARITIME HOLDINGS INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of U.S. dollars)

		March 31,	December 31,
	Note	2010	2009
		(unaudited)
ASSETS
Current assets
Cash and cash equivalents	3	$210,920	$173,933
Restricted cash		134,582	107,158
Accounts receivable, net		77,037	78,504
Short-term derivative asset	7	26,206	38,382
Due from affiliate companies		8,488	1,973
Prepaid expenses and other current assets		30,209	27,730

Total current assets		487,442	427,680

Deposits for vessel acquisitions	4	305,766	344,515
Vessels, port terminal and other fixed assets, net	4	1,564,116	1,577,741
Long-term derivative assets	7	8,192	8,181
Other long-term assets		68,850	69,222
Investments in affiliates		14,137	13,042
Investments in available for sale securities		75,607	46,314
Intangible assets other than goodwill	5	287,936	300,571
Goodwill		147,916	147,916

Total non-current assets		2,472,520	2,507,502

Total assets		$2,959,962	$2,935,182

LIABILITIES AND EQUITY
Current liabilities
Accounts payable		$49,322	$61,990
Dividends payable		6,053	6,052
Accrued expenses		59,385	48,030
Deferred income and cash received in advance	10	12,365	9,529
Short-term derivative liability	7	6,964	10,675
Current portion of long-term debt	6	58,016	59,804

Total current liabilities		192,105	196,080

Senior and ship mortgage notes, net of discount	6	693,226	693,049
Long-term debt, net of current portion	6	835,164	869,853
Unfavorable lease terms	5	57,218	59,203
Long-term derivative liability	7	4	—
Long-term liabilities and deferred income	10	54,722	33,470
Deferred tax liability		21,655	22,777

Total non-current liabilities		1,661,989	1,678,352

Total liabilities		1,854,094	1,874,432

Commitments and contingencies	9	—	—
Stockholders’ equity
Preferred stock — $0.0001 par value, authorized 1,000,000 shares, 10,281 and 8,201 issued and outstanding as of March 31, 2010 and December 31, 2009, respectively		—	—
Common stock — $0.0001 par value, authorized 250,000,000 shares, issued and outstanding 100,889,651and 100,874,199 as of March 31, 2010 and December 31, 2009, respectively	8	10	10
Additional paid-in capital	8	546,540	533,729
Accumulated other comprehensive income		24,124	15,156
Retained earnings		401,389	376,585

Total Navios Holdings’ stockholders’ equity		972,063	925,480
Noncontrolling interest		133,805	135,270

Total equity		1,105,868	1,060,750

Total liabilities and equity		$2,959,962	$2,935,182

See condensed notes to consolidated financial statements

NAVIOS MARITIME HOLDINGS INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Expressed in thousands of U.S. dollars — except per share data)

		Three Month	Three Month
		Period ended	Period ended
	Note	March 31, 2010	March 31, 2009
		(unaudited)	(unaudited)
Revenue	11	$154,369	$147,168
Time charter, voyage and logistics business expenses		(87,237)	(91,799)
Direct vessel expenses		(9,308)	(7,170)
General and administrative expenses		(12,193)	(10,431)
Depreciation and amortization	4, 5	(24,941)	(15,540)
Interest income/expense and finance cost, net		(21,409)	(14,364)
Loss from derivatives	7	(1,838)	(26)
Gain on sale of assets		24,383	—
Other expense, net		(3,799)	(1,209)

Income before equity in net earnings of affiliate companies		18,027	6,629
Equity in net earnings of affiliated companies	13	11,584	5,100

Income before taxes		$29,611	$11,729
Income taxes		768	632

Net income		30,379	12,361
Less: Net loss/(income) attributable to the noncontrolling interest		922	(368)

Net income attributable to Navios Holdings common stockholders		$31,301	$11,993

Basic net income per share attributable to Navios Holdings common stockholders		$0.31	$0.12

Weighted average number of shares, basic	12	100,425,549	100,056,191

Diluted net income per share attributable to Navios Holdings common stockholders		$0.27	$0.12

Weighted average number of shares, diluted	12	114,076,034	100,457,699

See condensed notes to consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of U.S. dollars)

		Three Month	Three Month
		Period ended	Period ended
		March 31,	March 31,
	Note	2010	2009
		(unaudited)	(unaudited)
OPERATING ACTIVITIES:
Net income		$30,379	$11,993
Adjustments to reconcile net income to net cash provided by operating activities:
Non cash adjustments		11,073	21,031
(Increase)/decrease in operating assets		(10,819)	23,636
Decrease in operating liabilities		(4,938)	(5,086)
Payments for drydock and special survey costs		(1,663)	(1,587)

Net cash provided by operating activities		24,032	49,987

INVESTING ACTIVITIES:
Acquisition of vessels	4	—	(25,648)
Proceeds from sale of assets		153,000	—
Restricted cash for investing activities		(26,641)	—
Deposits for vessel acquisitions	4	(64,736)	(42,870)
Receipts from finance lease		142	130
Purchase of property and equipment	4	(3,029)	(1,310)

Net cash provided by/(used in) investing activities		58,736	(69,698)

FINANCING ACTIVITIES:
Proceeds from long-term loan, net of deferred finance fees		41,428	125,369
Repayment of long-term debt	6	(78,581)	(2,927)
Dividends paid		(7,034)	(9,096)
Contributions to noncontrolling shareholders		(469)	—
Acquisition of treasury stock	8	—	(717)
Increase in restricted cash		(1,125)	(6,125)

Net cash (used in)/provided by financing activities		(45,781)	106,504

Increase in cash and cash equivalents		36,987	86,793

Cash and cash equivalents, beginning of period		173,933	133,624

Cash and cash equivalents, end of period		$210,920	$220,417

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest		$8,453	$7,936
Cash paid for income taxes		$359	$139

Non-cash investing and financing activities
For issuance of convertible debt in connection with the acquisition of vessels see Note 4.		$—	$31,741
Equity in net earnings of affiliated companies		$11,584	$5,100
Non-cash investing and financing activities
•	See Notes 4 and 8 for issuance of Preferred Stock and Common Stock in connection with the acquisition of vessels.

•	See Note 6 for debt assumed in connection with acquisitions of businesses

•	See Note 13 for investments in available for sale securities.
See condensed notes to consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Expressed in thousands of U.S. dollars — except per share data)

							Accumulated
	Number of		Number of		Additional		Other	Total
	Preferred	Preferred	Common	Common	Paid-in	Retained	Comprehensive	Navios Holdings’	Noncontrolling
	Shares	Stock	Shares	Stock	Capital	Earnings	Income/(Loss)	Stockholders’ Equity	Interest	Total Equity
Balance December 31, 2008	—	$—	100,488,784	$10	494,719	$333,669	$(22,578)	$805,820	$128,959	934,779
Net income	—	—	—	—	—	11,993	—	11,993	368	12,361
Other comprehensive income/(loss):
- Unrealized holding gains on investments in available-for-sale securities	—	—	—	—	—	—	3,946	3,946	—	3,946

Total comprehensive income								15,939	368	16,307
Acquisition of treasury shares (Note 8)	—	—	(331,900)	—	(717)	—	—	(717)	—	(717)
Stock based compensation expenses (Note 8)	—	—	68,333	—	560	—	—	560	—	560
Dividends declared/paid	—	—	—	—	—	(6,033)	—	(6,033)	—	(6,033)

Balance March 31, 2009 (unaudited)	—	$—	100,225,217	$10	$494,562	$339,629	$(18,632)	$815,569	$129,327	$944,896

Balance December 31, 2009	8,201	$—	100,874,199	$10	$533,729	$376,585	$15,156	$925,480	$135,270	$1,060,750
Net income/(loss)						31,301		31,301	(922)	30,379
Other comprehensive income/(loss):
- Unrealized holding gains on investments in available-for-sale securities	—	—		—	—	—	8,968	8,968	—	8,968

Total comprehensive income/(loss)	—	—		—	—	—	—	40,269	(922)	39,347
Contribution to noncontrolling shareholders	—	—		—	—	—	—	—	(543)	(543)
Issuance of Preferred Stock (Note 8)	2,080	—		—	12,201	—	—	12,201	—	12,201
Stock-based compensation expenses (Note 8)	—	—	15,452	—	610	—	—	610	—	610
Dividends declared/ paid	—	—		—	—	(6,497)	—	(6,497)	—	(6,497)

Balance March 31, 2010 (unaudited)	10,281	$—	100,889,651	$10	$546,540	$401,389	$24,124	$972,063	$133,805	$1,105,868

See condensed notes to consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
NOTE 1 — DESCRIPTION OF BUSINESS
          On August 25, 2005, pursuant to a Stock Purchase Agreement dated February 28, 2005, as amended, by and among International Shipping Enterprises, Inc. (“ISE”), Navios Maritime Holdings Inc. (“Navios Holdings” or the “Company”) and all the shareholders of Navios Holdings, ISE acquired Navios Holdings through the purchase of all of the outstanding shares of common stock of Navios Holdings. As a result of this acquisition, Navios Holdings became a wholly owned subsidiary of ISE. In addition, on August 25, 2005, simultaneously with the acquisition of Navios Holdings, ISE effected a reincorporation from the State of Delaware to the Republic of the Marshall Islands through a downstream merger with and into its newly acquired wholly owned subsidiary, whose name was and continues to be Navios Maritime Holdings Inc.
          On January 1, 2008, pursuant to a share purchase agreement, Navios Holdings contributed (i) $112,200 in cash and (ii) the authorized capital stock of its wholly owned subsidiary Corporacion Navios Sociedad Anonima (“CNSA”) in exchange for the issuance and delivery of 12,765 shares of Navios South American Logistics Inc. (“Navios Logistics”), representing 63.8% (67.2% excluding contingent consideration) of its outstanding stock. Navios Logistics acquired all ownership interests in the Horamar Group (“Horamar”) in exchange for (i) $112,200 in cash, of which $5,000 was kept in escrow ($2,500 as of March 31, 2010 ) payable upon the attainment of certain EBITDA targets during specified periods through December 2008 (the “EBITDA Adjustment”) and (ii) the issuance of 7,235 shares of Navios Logistics representing 36.2% (32.8% excluding contingent consideration) of Navios Logistics outstanding stock, of which 1,007 shares were kept in escrow (504 shares as of March 31, 2010) pending the EBITDA Adjustment. In accordance with the amended share purchase agreement, the date for determining whether the final EBITDA target was achieved, was postponed until June 30, 2010.
          On July 1, 2008, the Company completed the initial public offering, or an IPO, of units in its subsidiary, Navios Maritime Acquisition Corporation (“Navios Acquisition”), a blank check company. In the offering, Navios Acquisition sold 25,300,000 units for an aggregate purchase price of $253,000. Simultaneously with the completion of the IPO, the Company purchased private placement warrants of Navios Acquisition for an aggregate purchase price of $7,600 (“Private Placement Warrants”). Prior to the IPO, Navios Holdings had purchased 8,625,000 units (“Sponsor Units”) for a total consideration of $25, of which an aggregate of 290,000 units were transferred to the Company’s officers and directors and an aggregate of 2,300,000 Sponsor Units were returned to Navios Acquisition and cancelled upon receipt. Each unit consists of one share of Navios Acquisition’s common stock and one warrant (“Sponsor Warrants,” together with the “Private Placement Warrants,” the “Navios Acquisition Warrants”). Navios Acquisition is not a controlled subsidiary of the Company but is accounted for under the equity method due to the Company’s significant influence over Navios Acquisition (See also Note 15).
NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
(a)	Basis of presentation: The accompanying interim condensed consolidated financial statements are unaudited, but, in the opinion of management, reflect all adjustments for a fair presentation of Navios Holdings’ consolidated financial position, and cash flows for the periods presented. Adjustments consist of normal, recurring entries. The results of operations for the interim periods are not necessarily indicative of results for the full year. The footnotes are condensed as permitted by the requirements for interim financial statements and accordingly, do not include information and disclosures required under United States generally accepted accounting principles (GAAP) for complete financial statements. These interim financial statements should be read in conjunction with the Company’s consolidated financial statements and notes included in Navios Holdings’ 2009 annual report filed on Form 20-F with the Securities and Exchange Commission. Where necessary, comparative figures have been reclassified to conform to changes in presentation in the current year.

(b)	Principles of consolidation: The accompanying interim consolidated financial statements include the accounts of Navios Holdings, a Marshall Islands corporation, and its majority owned subsidiaries. All significant intercompany balances and transactions have been eliminated in the consolidated statements.

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
          Subsidiaries: Subsidiaries are those entities in which the Company has an interest of more than one half of the voting rights and/or otherwise has power to govern the financial and operating policies. The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition. The excess of the cost of acquisition over the fair value of the net tangible and intangible assets acquired and liabilities assumed is recorded as goodwill.
          Investments in Affiliates and Joint Ventures: Affiliates are entities over which the Company generally has between 20% and 50% of the voting rights, or over which the Company has significant influence, but which it does not exercise control. Joint ventures are entities over which the Company exercises joint control. Investments in these entities are accounted for by the equity method of accounting. Under this method the Company records an investment in the stock of an affiliate or joint venture at cost, and adjusts the carrying amount for its share of the earnings or losses of the affiliate or joint venture subsequent to the date of investment and reports the recognized earnings or losses in income. Dividends received from an affiliate or joint venture; reduce the carrying amount of the investment. When the Company’s share of losses in an affiliate or joint venture equals or exceeds its interest in the affiliate, the Company does not recognize further losses, unless the Company has incurred obligations or made payments on behalf of the affiliate or the joint venture.
Subsidiaries included in the consolidation:

		Effective
	Nature /	Ownership	Country of	Statement of operations
Company Name	Vessel Name	Interest	Incorporation	2010	2009
Navios Maritime Holdings Inc.	Holding Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31

Navios Corporation	Sub-Holding Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31

Navios International Inc.	Operating Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31

Navimax Corporation	Operating Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31

Navios Handybulk Inc.	Operating Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31

Hestia Shipping Ltd.	Operating Company	100%	Malta	1/1 — 3/31	1/1 — 3/31

Anemos Maritime Holdings Inc.	Sub-Holding Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31

Navios ShipManagement Inc.	Management Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31

NAV Holdings Limited	Sub-Holding Company	100%	Malta	1/1 — 3/31	1/1 — 3/31

Kleimar N.V.	Operating company/Vessel Owning Company	100%	Belgium	1/1 — 3/31	1/1 — 3/31

Kleimar Ltd.	Operating company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31

Bulkinvest S.A.	Operating company	100%	Luxembourg	1/1 — 3/31	1/1 — 3/31

Primavera Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31

Ginger Services Co.	Operating Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)

		Effective
	Nature /	Ownership	Country of	Statement of operations
Company Name	Vessel Name	Interest	Incorporation	2010	2009
Astra Maritime Corporation	Operating Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31

Achilles Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31

Apollon Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31

Herakles Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31

Hios Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31

Ionian Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31

Kypros Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31

Meridian Shipping Enterprises Inc.	Vessel Owning	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31

Mercator Shipping Corporation	Vessel Owning	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31

Arc Shipping Corporation	Vessel Owning	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31

Horizon Shipping Enterprises Corporation	Vessel Owning	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31

Magellan Shipping Corporation	Vessel Owning	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31

Aegean Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31

Star Maritime Enterprises Corporation	Vessel Owning	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31

Corsair Shipping Ltd.	Vessel Owning	100%	Marshall Is	1/1 — 3/31	1/1 — 3/31

Rowboat Marine Inc.	Vessel Owning	100%	Marshall Is	1/1 — 3/31	1/1 — 3/31

Hyperion Enterprises Inc.	Vessel Owning	100%	Marshall Is.	1/1 — 1/7	1/1 — 3/31

Beaufiks Shipping Corporation	Vessel Owning Company	100%	Marshall Is	1/1 — 3/31	1/1 — 3/31

Sagittarius Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	—	1/1 — 3/31

Nostos Shipmanagement Corp.	Vessel Owning	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31

Aegean Sea Maritime Holdings Inc.	Sub-Holding Company	100%	Marshall Is.	3/18 — 3/31	—

Amorgos Shipping Corporation (1)	Vessel Owning Company	100%	Marshall Is.	3/18 — 3/31	—

		Effective
	Nature /	Ownership	Country of	Statement of operations
Company Name	Vessel Name	Interest	Incorporation	2010	2009
Andros Shipping Corporation (1)	Vessel Owning Company	100%	Marshall Is.	3/18 — 3/31	—

Antiparos Shipping Corporation (1)	Vessel Owning Company	100%	Marshall Is.	3/18 — 3/31	—

Ikaria Shipping Corporation (1)	Vessel Owning Company	100%	Marshall Is.	3/18 — 3/31	—

Kos Shipping Corporation (1)	Vessel Owning Company	100%	Marshall Is.	3/18 — 3/31	—

Mytilene Shipping Corporation (1)	Vessel Owning Company	100%	Marshall Is.	3/18 — 3/31	—

Skiathos Shipping Corporation (1)	Vessel Owning Company	100%	Marshall Is.	3/18 — 3/31	—

Syros Shipping Corporation (1)	Vessel Owning Company	100%	Marshall Is.	3/18 — 3/31	—

Skopelos Shipping Corporation (1)	Vessel Owning Company	100%	Cayman Is.	3/18 — 3/31	—

Sifnos Shipping Corporation (1)	Vessel Owning Company	100%	Marshall Is.	3/18 — 3/31	—

Ios Shipping Corporation (1)	Vessel Owning Company	100%	Cayman Is.	3/18 — 3/31	—

Serifos Shipping Corporation (1)	Vessel Owning Company	100%	Marshall Is.	3/30 — 3/31	—

Thera Shipping Corporation (1)	Vessel Owning Company	100%	Marshall Is.	3/18 — 3/31	—

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)

		Effective
	Nature /	Ownership	Country of	Statement of operations
Company Name	Vessel Name	Interest	Incorporation	2010	2009
Portorosa Marine Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31

Shikhar Ventures S.A	Vessel Owning Company	100%	Liberia	1/1 — 3/31	1/1 — 3/31

Sizzling Ventures Inc.	Operating company	100%	Liberia	1/1 — 3/31	1/1 — 3/31

Rheia Associates Co.	Operating company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31

Taharqa Spirit Corp.	Operating company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31

Rumer Holding Ltd.	Vessel Owning Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31

Chilali Corp.	Vessel Owning Company	100%	Marshall Is.	1/1 — 3/17	1/1 — 3/31

Pharos Navigation S.A.	Vessel Owning Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31

Pueblo Holdings Ltd.	Vessel Owning Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31

Surf Maritime Co.	Vessel Owning Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31

Quena Shipmanagement Inc.	Operating Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31

Orbiter Shipping Corp.	Vessel Owning Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31

Aramis Navigation (1)	Vessel Owning Company	100%	Marshall Is.	1/1 — 3/31	—

White Narcissus Marine S.A.	Vessel Owning Company	100%	Panama	1/1 — 3/31	1/1 — 3/31

Navios G.P. L.L.C.	Operating Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31

Pandora Marine Inc. (1)	Vessel Owning Company	100%	Marshall Is.	1/1 — 3/31	—

Floral Marine Ltd. (1)	Vessel Owning Company	100%	Marshall Is.	1/1 — 3/31	—

Red Rose Shipping Corp. (1)	Vessel Owning Company	100%	Marshall Is.	1/1 — 3/31	—

Customized Development S.A. (1)	Vessel Owning Company	100%	Liberia	1/1 — 3/31	—

Highbird Management Inc.	Vessel Owning Company	100%	Marshall Is.	1/1 — 3/31	—

Ducale Marine Inc. (1)	Vessel Owning Company	100%	Marshall Is.	1/1 — 3/31	—

Kohylia Shipmanagement S.A. (1)	Vessel Owning Company	100%	Marshall Is.	1/1 — 3/31	—

Navios Maritime Finance (US) Inc.	Operating Company	100%	Delaware	1/1 — 3/31	—

Vector Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	2/16 — 3/31	—

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)

		Effective
	Nature /	Ownership	Country of	Statement of operations
Company Name	Vessel Name	Interest	Incorporation	2010	2009
Navios South American Logistics and Subsidiaries:

Navios South American Logistics Inc.	Sub-Holding Company	65.48%	Marshal Is.	1/1 — 3/31	1/1 — 3/31

Corporacion Navios SA	Operating Company	65.48%	Uruguay	1/1 — 3/31	1/1 — 3/31

Nauticler SA	Sub-Holding Company	65.48%	Uruguay	1/1 — 3/31	1/1 — 3/31

Compania Naviera Horamar SA	Operating Company	65.48%	Argentina	1/1 — 3/31	1/1 — 3/31

Compania de Transporte Fluvial Int SA	Operating Company	65.48%	Uruguay	1/1 — 3/31	1/1 — 3/31

Ponte Rio SA	Operating Company	65.48%	Uruguay	1/1 — 3/31	1/1 — 3/31

Thalassa Energy SA	Barge-Owning Company	40.93%	Argentina	1/1 — 3/31	1/1 — 3/31

HS Tankers Inc.	Vessel Owning Company	33.39%	Panama	1/1 — 3/31	1/1 — 3/31

HS Navegation Inc.	Vessel Owning Company	33.39%	Panama	1/1 — 3/31	1/1 — 3/31

HS Shipping Ltd Inc.	Vessel Owning Company	40.93%	Panama	1/1 — 3/31	1/1 — 3/31

HS South Inc.	Vessel Owning Company	40.93%	Panama	1/1 — 3/31	1/1 — 3/31

Mercopar Internacional S.A. (2)	Sub-Holding Company	65.48%	Uruguay	—	1/1 — 3/31

Nagusa Internacional S.A. (2)	Sub-Holding Company	65.48%	Uruguay	—	1/1 — 3/31

Hidrovia OSR Internacional S.A. (2)	Sub-Holding Company	65.48%	Uruguay	—	1/1 — 3/31

Petrovia Internacional S.A.	Sub-Holding Company	65.48%	Uruguay	1/1 — 3/31	1/1 — 3/31

Mercopar S.A.	Shipping Company	65.48%	Paraguay	1/1 — 3/31	1/1 — 3/31

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)

		Effective
	Nature /	Ownership	Country of	Statement of operations
Company Name	Vessel Name	Interest	Incorporation	2010	2009
Navegation Guarani S.A.	Shipping Company	65.48%	Paraguay	1/1 — 3/31	1/1 — 3/31

Hidrovia OSR S.A.	Oil Spill Response & Salvage Services	65.48%	Paraguay	1/1 — 3/31	1/1 — 3/31

Petrovia S.A. (3)	Shipping Company	65.48%	Paraguay	—	1/1 — 1/20

Mercofluvial S.A.	Shipping Company	65.48%	Paraguay	1/1 — 3/31	1/1 — 3/31

Petrolera San Antonio S.A. (PETROSAN)	Oil Storage Plant and Dock Facilities	65.48%	Paraguay	1/1 — 3/31	1/1 — 3/31

Flota Mercante Paraguaya S.A. (3)	Shipping Company	65.48%	Paraguay	—	1/1 — 2/13

Compania de Transporte Fluvial S.A. (3)	Shipping Company	65.48%	Paraguay	—	1/1 — 2/13

Hidrogas S.A. (3)	Shipping Company	65.48%	Paraguay	—	1/1 — 1/20

Stability Oceanways S.A.	Barge and Pushboat-Owning Shipping Company	65.48%	Panama	1/1 — 3/31	1/1 — 3/31

Hidronave S.A.	Pushboat-Owning Company	33.39%	Brazil	1/1 — 3/31	—

(1)	Each company has the rights over a shipbuilding contract of a dry cargo vessel. (Note 4)

(2)	These companies were sold on December 10, 2009 to independent third parties.

(3)	During 2009, these companies were merged into other Paraguayan shipping companies within the Navios Logistics group.

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
Affiliates included in the financial statements accounted for under the equity method:

	Nature /	Ownership	Country of	Statement of operations
Company Name	Vessel Name	Interest (*)	Incorporation	2010	2009
Navios Maritime Partners L.P.	Sub-Holding Company	24.2%	Marshall Is.	1/1 — 3/31	1/1 — 3/31

Navios Maritime Operating L.L.C.	Operating Company	24.2%	Marshall Is.	1/1 — 3/31	1/1 — 3/31

Libra Shipping Enterprises Corporation	Vessel Owning Company	24.2%	Marshall Is.	1/1 — 3/31	1/1 — 3/31

Alegria Shipping Corporation	Vessel Owning Company	24.2%	Marshall Is.	1/1 — 3/31	1/1 — 3/31

Felicity Shipping Corporation	Vessel Owning Company	24.2%	Marshall Is.	1/1 — 3/31	1/1 — 3/31

Gemini Shipping Corporation	Vessel Owning Company	24.2%	Marshal Is.	1/1 — 3/31	1/1 — 3/31

Galaxy Shipping Corporation	Vessel Owning Company	24.2%	Marshall Is.	1/1 — 3/31	1/1 — 3/31

Prosperity Shipping Corporation	Vessel Owning Company	24.2%	Marshall Is.	1/1 — 3/31	1/1 — 3/31

Fantastiks Shipping Corporation	Vessel Owning Company	24.2%	Marshall Is.	1/1 — 3/31	1/1 — 3/31

Aldebaran Shipping Corporation	Vessel Owning Company	24.2%	Marshall Is.	1/1 — 3/31	1/1 — 3/31

Aurora Shipping Enterprises Ltd.	Vessel Owning Company	24.2%	Marshall Is.	1/1 — 3/31	1/1 — 3/31

Sagittarius Shipping Corporation	Vessel Owning Company	24.2%	Marshall Is.	1/1 — 3/31	—

Palermo Shipping S.A.	Vessel Owning Company	24.2%	Marshall Is.	1/1 — 3/31	—

Hyperion Enterprises Inc.	Vessel Owning Company	24.2%	Marshall Is.	1/8 — 3/31	—

Chilali Corp.	Vessel Owning Company	24.2%	Marshall Is.	3/18 — 3/31	—

JTC Shipping Trading Ltd.	Operating Company	24.2%	Malta	3/18 — 3/31	—

Acropolis Chartering & Shipping Inc.	Brokerage Company	50%	Liberia	1/1 — 3/31	1/1 — 3/31

Navios Maritime Acquisition Corporation	Sub-Holding Company	19%	Marshall Is.	1/1 — 3/31	1/1 — 3/31

(*)	percentage does not include the ownership of 3,131,415 and 1,174,219 common units relating to the sale of the Navios Hope and the Navios Aurora II, respectively, to Navios Maritime Partners L.P.(“Navios Partners”).

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
(c)	Use of estimates: The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an on-going basis, management evaluates the estimates and judgments, including those related to uncompleted voyages, future drydock dates, the carrying value of investments in affiliates, the selection of useful lives for tangible assets, expected future cash flows from long-lived assets to support impairment tests, provisions necessary for accounts receivables, provisions for legal disputes, pension benefits, and contingencies. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates under different assumptions and/or conditions.

(d)	Recent Accounting Pronouncements:
Fair Value Disclosures
          In January 2010, the Financial Accounting Standards Board (“FASB”) issued amended standards requiring additional fair value disclosures. The amended standards require disclosures of transfers in and out of Levels 1 and 2 of the fair value hierarchy, as well as requiring gross basis disclosures for purchases, sales, issuances and settlements within the Level 3 reconciliation. Additionally, the update clarifies the requirement to determine the level of disaggregation for fair value measurement disclosures and to disclose valuation techniques and inputs used for both recurring and nonrecurring fair value measurements in either Level 2 or Level 3. Navios Holdings adopted the new guidance in the first quarter of fiscal 2010, except for the disclosures related to purchases, sales, issuance and settlements, which will be effective for Navios Holdings beginning in the first quarter of fiscal 2012. The adoption of the new standards did not have and is not expected to have a significant impact on Navios Holdings’ consolidated financial statements.
Measuring Liabilities at Fair Value
          In August 2009, the FASB released new guidance concerning measuring liabilities at fair value. The new guidance provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using certain valuation techniques. Additionally, it clarifies that a reporting entity is not required to adjust the fair value of a liability for the existence of a restriction that prevents the transfer of the liability. This new guidance is effective for the first reporting period after its issuance, however earlier application is permitted. The application of this new guidance did not have a significant impact on Navios Holdings’ consolidated financial statements.
Determining the Primary Beneficiary of a Variable Interest Entity
          In June 2009, the FASB issued new guidance concerning the determination of the primary beneficiary of a variable interest entity (“VIE”). This new guidance amends current U.S. GAAP by: requiring ongoing reassessments of whether an enterprise is the primary beneficiary of a VIE; amending the quantitative approach previously required for determining the primary beneficiary of the VIE; modifying the guidance used to determine whether an equity is a VIE; adding an additional reconsideration event (e.g. troubled debt restructurings) for determining whether an entity is a VIE; and requiring enhanced disclosures regarding an entity’s involvement with a VIE.
          This new guidance was effective for Navios Holdings beginning in its first quarter of fiscal 2010 and its adoption did not have any significant effect on its financial position, results of operations, or cash flows. Navios Holdings will continue to consider the impacts of this new guidance on an on-going basis.
Transfers of Financial Assets
          In June 2009, the FASB issued new guidance concerning the transfer of financial assets. This guidance amends the criteria for a transfer of a financial asset to be accounted for as a sale, creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, changes the initial measurement of a transferor’s interest in transferred financial assets, eliminates the qualifying special-purpose entity concept and provides for new disclosures. This new guidance was effective for Navios Holdings for transfers of financial assets beginning in its first quarter of fiscal 2010 and its adoption did not have any significant effect on its financial position, results of operations, or cash flows.

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
Subsequent Events
          In February 2010, the FASB issued amended guidance on subsequent events. SEC filers are no longer required to disclose the date through which subsequent events have been evaluated in originally issued and revised financial statements. This guidance was effective immediately and Navios Holdings adopted these new requirements in the first quarter of fiscal 2010.
NOTE 3: CASH AND CASH EQUIVALENTS
          Cash and cash equivalents consist of the following:

	March 31,	December 31,
	2010	2009
Cash on hand and at banks	$96,922	$60,316
Short-term deposits and highly liquid funds	113,998	113,617

Total cash and cash equivalents	$210,920	$173,933

          Short-term deposits and highly liquid funds are comprised of deposits with banks with original maturities of less than 90 days.
NOTE 4: VESSELS, PORT TERMINAL AND OTHER FIXED ASSETS

		Accumulated	Net Book
Vessels	Cost	Depreciation	Value
Balance December 31, 2009	$1,390,720	$(80,976)	$1,309,744
Additions	115,747	(13,983)	101,764
Disposals	(139,214)	4,538	(134,676)

Balance March 31, 2010	$1,367,253	$(90,421)	$1,276,832

		Accumulated	Net Book
Port Terminals	Cost	Depreciation	Value
Balance December 31, 2009	$60,129	$(6,560)	$53,569
Additions	1,025	(614)	411

Balance March 31, 2010	$61,154	$(7,174)	$53,980

		Accumulated	Net Book
Tanker vessels, barges and push boats	Cost	Depreciation	Value
Balance December 31, 2009	$238,451	$(28,798)	$209,653
Additions	22,677	(3,900)	18,777

Balance March 31, 2010	$261,128	$(32,698)	$228,430

		Accumulated	Net Book
Other fixed assets	Cost	Depreciation	Value
Balance December 31, 2009	$6,540	$(1,765)	$4,775
Additions	302	(194)	108
Disposals	(43)	34	(9)

Balance March 31, 2010	$6,799	$(1,925)	$4,874

		Accumulated	Net Book
Total	Cost	Depreciation	Value
Balance December 31, 2009	$1,695,840	$(118,099)	$1,577,741
Additions	139,751	(18,691)	121,060
Disposals	(139,257)	4,572	(134,685)

Balance March 31, 2010	$1,696,334	$(132,218)	$1,564,116

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
Sale of Vessels
          On October 29, 2009, Navios Holdings sold the Navios Apollon to Navios Partners. The sale price of the Navios Apollon of $32,000 was received entirely in cash. On June 10, 2009, Navios Holdings sold to Navios Partners the rights to the Navios Sagittarius, a 2006 Japanese-built Panamax vessel for a cash consideration of $34,600.
          On January 8, 2010, Navios Holdings sold the Navios Hyperion, a 2004-built Panamax vessel to Navios Partners for $63,000 in cash.
          On March 18, 2010, Navios Holdings sold the Navios Aurora II, a 2009 South Korean-built Capesize vessel to Navios Partners for $110,000. Out of $110,000 purchase price, $90,000 was paid in cash and the balance of $20,000 through the receipt of 1,174,219 common units of Navios Partners.
Vessel Acquisitions
          Since January 2009, Navios Holdings took delivery of the Navios Bonavis, with a capacity of 180,022 dwt, on June 29, 2009 for an acquisition price of $120,746, the Navios Happiness, with a capacity of 180,022 dwt, on July 23, 2009 for an acquisition price of $120,843,the Navios Pollux, with a capacity of 180,727 dwt, on July 24, 2009 for an acquisition price of $110,781,the Navios Aurora II with a capacity of 169,031 dwt, on November 25, 2009 for an acquisition price of $110,716 (of which $92,179 was paid in cash, $10,000 in shares (698,812 common shares at $14.31 per share based on the price on the acquisition date) and the remaining amount was funded through the issuance of 1,702 shares of Preferred Stock, see also Note 8),the Navios Lumen with a capacity of 180,661 dwt, on December 10, 2009 for an acquisition price of $112,375,the Navios Phoenix with a capacity of 180,242 dwt, on December 21, 2009 for an acquisition price of $105,895 and the Navios Stellar with a capacity of 169,001 dwt, on December 23, 2009 for an acquisition price of $94,854 (of which $85,692 was paid in cash and the remaining amount was funded through the issuance of 1,800 shares of Preferred Stock, see also Note 8).
          Finally, the Navios Vega, a 58,792 dwt, 2009-built Ultra Handymax vessel built in Japan was delivered on February 18, 2009 for an acquisition cost of approximately $72,140, of which $40,000 was paid in cash and the remaining was paid through the issuance of a 2% convertible debt having a three-year maturity.
          On September 18, 2009, the Navios Celestial, a 2009-built, 58,084 dwt, Ultra Handymax was delivered to Navios Holdings. The vessel’s acquisition price was approximately $34,132 of which $31,629 was paid in cash. The remaining amount was funded through the issuance of 500 Preferred Stock which have a nominal value of $5,000 and a fair value of $2,503. See also Note 8.
          The Navios Antares, with a capacity of 169,059 dwt, was delivered on January 20, 2010 for an acquisition price of $115,747 (of which $30,847 was paid in cash, $10,000 in shares (698,812 common shares at $14.31 per share based on the price on the acquisition date), $64,350 was financed through loan and the remaining amount was funded through the issuance of 1,780 shares of Preferred Stock (see also Note 8).
Deposits for Vessel Acquisitions
          In June 2009, Navios Holdings entered into agreements to acquire four additional Capesize vessels for its wholly owned fleet. Their delivery is expected in various dates during the second half of 2010. Total consideration for the vessels is $324,450. Part of the consideration amounting to $93,700, can be paid with Preferred Stock at the Company’s option prior or upon delivery of the vessels. All Preferred Stock have similar characteristics with those described in Note 8. As of March 31, 2010, Navios Holdings paid an amount of $182,650 in cash and issued 1,870 Preferred Stock which have a nominal value of $18,700 and a fair value of $7,177. See also Note 8. The total amount of $189,827 has been included in “Deposit for vessels acquisitions”.
          In August 2009, Navios Holdings agreed to acquire two additional Capesize vessels for its wholly owned fleet. Their delivery is expected in the fourth quarter of 2010. Total consideration of the vessels is approximately $141,458 of which $47,890 can be paid with Preferred Stock with similar characteristics to those described in Note 8. As of March 31, 2010, Navios Holdings paid an amount of $74,668 in cash and issued 2,829 Preferred Stock which have a nominal value of $28,290 and a fair value of $12,905. See Note 8.
          On January 27, 2010, Navios Holdings agreed to acquire a new build 180,000 dwt Capesize vessel for a nominal price of $55,500, of which $52,500 payable in cash and $3,000 in the form of mandatorily convertible preferred stock (“Preferred Stock”). The vessel is under construction with a South Korean shipyard and scheduled for delivery in the first quarter of 2011. As of March 31, 2010, Navios Holdings paid an amount of $19,500 in cash and issued 300 shares of Preferred Stock, which have a nominal value of $3,000 and a fair value of $1,651. See also Note 8. The total amount of $21,151 has been included in “Deposit for vessels acquisitions”.

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
          On March 8, 2010, pursuant to a memorandum of agreement, Navios Holdings purchased the Navios Vector, a 50,296 dwt, 2002-built Ultra Handymax, which was previously a long-term chartered-in vessel, for an acquisition cost of approximately $30,000. On March 12, 2010, Navios Holdings paid a 10% deposit of $3,000 for the acquisition of this vessel, which was delivered on April 28, 2010 and its acquisition cost was financed through the $17,991 release of restricted cash kept for investing activities and the balance through existing cash.
Navios Logistics
          In September 2008, Navios Logistics began construction of a new silo at its port facility in Uruguay. The silo was operational as of the beginning of the third quarter of 2009 and has added an additional 80,000 metric tons of storage capacity. As of December 31, 2009, Navios Logistics completed the construction of the new silo and had paid an amount of $7,537 in total (out of which $4,770 was paid during 2008).
          On June 2, 2009, Navios Logistics took delivery of the Makenita H, a tanker vessel. The purchase price of the vessel amounted to approximately $25,207.
          On October 29, 2009, Navios Logistics acquired 51% of the outstanding share capital of Hidronave S.A. for cash consideration of $500 and took delivery of the Nazira, a push-boat. The fair value of the asset at the acquisition date was $1,700 and the goodwill arising from the acquisition amounted to $284 which has all been allocated to the Company’s Logistics Business segment.
          On February 3, 2010, Navios Logistics took delivery of the Sara H, a 9,000 deadweight ton, double-hull product oil tanker vessel, which is chartered-out for three years, beginning March 2010. The purchase price of the vessel (including direct costs) amounted to approximately $18,032. The vessel will be financed through a long-term loan with terms similar to those relating to the Makenita H and the Estefania H.
NOTE 5: INTANGIBLE ASSETS OTHER THAN GOODWILL
     Intangible assets as of March 31, 2010 and December 31, 2009 consist of the following:

				Net Book
				Value
	Acquisition	Accumulated	Transfer to	March 31,
March 31, 2010	Cost	Amortization	vessel cost	2010
Trade name	$100,420	$(15,273)	$—	$85,147
Port terminal operating rights	34,060	(3,907)	—	30,153
Customer relationships	35,490	(3,993)	—	31,497
Favorable construction contracts	4,400	—	(4,400)	—
Favorable lease terms	250,674	(109,535)	—	141,139

Total Intangible assets	425,044	(132,708)	(4,400)	287,936

Unfavorable lease terms	(127,513)	70,295	—	(57,218)

Total	$297,531	$(62,413)	$(4,400)	$230,718

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)

		Accumulated	Disposal/Transfer to	Net Book Value
December 31, 2009	Acquisition Cost	Amortization	vessel cost	December 31, 2009
Trade name	$100,420	$(14,320)	$—	$86,100
Port terminal operating rights	34,060	(3,678)	—	30,382
Customer relationships	35,490	(3,549)	—	31,941
Favorable construction contracts	7,600	—	(3,200)	4,400
Favorable lease terms	255,816	(103,760)	(4,308)	147,748

Total Intangible assets	433,386	(125,307)	(7,508)	300,571

Unfavorable lease terms	(130,523)	71,320	—	(59,203)
Backlog assets	14,830	(14,830)	—	—

Total	$317,693	$(68,817)	$(7,508)	$241,368

          For the sale of the rights of Navios Sagittarius see Note 10.
NOTE 6: BORROWINGS
     Borrowings consist of the following:

March 31,
2010
Loan Facility HSH Nordbank and Commerzbank A.G.	$145,193
Revolver Facility HSH Nordbank and Commerzbank A.G.	23,893
Commerzbank A.G.	190,653
Dekabank Deutsche Girozentrale	112,000
Loan Facility Emporiki Bank ($154,000)	64,350
Loan Facility Emporiki Bank ($75,000)	61,671
Loan DVB Bank	15,960
Loan DNB NOR Bank	66,500
Loan Marfin Egnatia Bank	70,000
Loan facility Marfin Egnatia Bank	43,375
Other long-term loans	47,235
Convertible debt	33,500
Unsecured bond	20,000
Ship mortgage notes	400,000
Senior notes	300,000

Total borrowing	1,594,330
Less: unamortized discount	(7,924)
Less: current portion	(58,016)

Total long-term borrowings	$1,528,390

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
          Senior Notes: In December 2006, the Company issued $300,000 senior notes at 9.5% fixed rate due on December 15, 2014. The senior notes are fully and unconditionally guaranteed, jointly and severally and on an unsecured senior basis, by all of Company’s subsidiaries, other than a subsidiary of Kleimar, Navios Logistics and its subsidiaries and the general partner of Navios Partners. In addition, the Company has the option to redeem the notes in whole or in part, at any time (1) before December 15, 2010, at a redemption price equal to 100% of the principal amount plus a make whole price which is based on a formula calculated using a discount rate of treasury bonds plus 50 bps, and (2) on or after December 15, 2010, at a fixed price of 104.75%, which price declines ratably until it reaches par in 2012. Furthermore, upon occurrence of certain change of control events, the holders of the notes may require the Company to repurchase some or all of the notes at 101% of their face amount. Under a registration rights agreement the Company and the guarantors filed a registration statement no later than June 25, 2007 which became effective on July 5, 2007, enabling the holders of notes to exchange the privately placed notes with publicly registered notes with identical terms. The senior notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering in transactions with affiliates, merging or consolidating or selling all or substantially all of Company’s properties and assets and creation or designation of restricted subsidiaries. Pursuant to the covenant regarding asset sales, the Company has to repay the senior notes at par plus interest with the proceeds of certain asset sales if the proceeds from such asset sales are not reinvested in the business within a specified period or used to pay secured debt.
          Ship Mortgage Notes: In November 2009, the Company issued $400,000 first priority ship mortgage notes due on November 1, 2017 at 8.875% fixed rate. The ship mortgage notes are senior obligations of Navios Holdings and are secured by first priority ship mortgages on 15 vessels owned by certain subsidiary guarantors and other related collateral securities. The ship mortgage notes are fully and unconditionally guaranteed, jointly and severally by all of our direct and indirect subsidiaries that guarantee the 9.5% senior notes. The guarantees of our subsidiaries that own mortgage vessels are senior secured guarantees and the guarantees of our subsidiaries that do not own mortgage vessels are senior unsecured guarantees. Concurrently with the issuance of the ship mortgage notes, Navios Holdings has deposited $105,000 from the proceeds of the issuance into an escrow account. In December 2009, this amount was released to partially finance the acquisition of two designated Capesize vessels. At any time before November 1, 2012, Navios Holdings may redeem up to 35% of the aggregate principal amount of the ship mortgage notes with the net proceeds of a public equity offering at 108.875% of the principal amount of the ship mortgage notes, plus accrued and unpaid interest, if any, so long as at least 65% of the originally issued aggregate principal amount of the ship mortgage notes remains outstanding after such redemption. In addition, the Company has the option to redeem the ship mortgage notes in whole or in part, at any time (1) before November 1, 2013, at a redemption price equal to 100% of the principal amount plus a make whole price which is based on a formula calculated using a discount rate of treasury bonds plus 50 bps, and (2) on or after November 1, 2013, at a fixed price of 104.438%, which price declines ratably until it reaches par in 2015. Furthermore, upon occurrence of certain change of control events, the holders of the ship mortgage notes may require the Company to repurchase some or all of the notes at 101% of their face amount. Under a registration rights agreement, the Company and the guarantors have agreed to file a registration statement no later than five business days following the first year anniversary of the issuance of the ship mortgage notes enabling the holders of ship mortgage notes to exchange the privately placed notes with publicly registered notes with identical terms. The ship mortgage notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering into certain transactions with affiliates, merging or consolidating or selling all or substantially all of Company’s properties and assets and creation or designation of restricted subsidiaries.
Loan Facilities:
          The majority of our senior secured credit facilities include maintenance covenants, including loan-to-value ratio covenants, based on either charter-adjusted valuations, or charter-free valuations. As of March 31, 2010, we were in compliance with all of the covenants under each of our senior secured credit facilities.

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
          HSH/Commerzbank Facility: In February 2007, Navios Holdings entered into a secured loan facility with HSH Nordbank and Commerzbank AG maturing on October 31, 2014. The facility composed of a $280,000 term loan facility and a $120,000 reducing revolving facility. In April 2008, the Company entered into an agreement for the amendment of the facility due to a prepayment of $10,000. After such amendment the term loan facility was repayable in 19 quarterly payments of $2,647, seven quarterly payments of $5,654 and a balloon payment of $166,382. In March 2009, Navios Holdings further amended its facility agreement, effective as of November 15, 2008, as follows: (a) to reduce the Security Value Maintenance ratio (“SVM”) (ratio of the charter-free valuations of the mortgaged vessels over the outstanding loan amount) from 125% to 100%; (b) to obligate Navios Holdings to accumulate cash reserves into a pledged account with the agent bank of $14,000 ($5,000 in March 2009 and $1,125 on each loan repayment date during 2009 and 2010, starting from January 2009); and (c) to set the margin at 200 bps. The amendment was effective until January 31, 2010. The loan facility requires compliance with the covenants contained in the senior notes. The loan facility also requires compliance with financial covenants including, specified Security Value Maintenance to total debt percentage and minimum liquidity.
          It is an event of default under the credit facility if such covenants are not complied with or if Angeliki Frangou, the Company’s Chairman and Chief Executive Officer, beneficially owns less than 20% of the issued stock.
          The revolving credit facility is available for future acquisitions and general corporate and working capital purposes.
          Following the sale of Navios Apollon on October 29, 2009, Navios Holdings prepaid $13,501 of the loan facility and permanently reduced its revolving credit facility by $4,778.
          Following the issuance of the Ship Mortgage Notes in November 2009, the mortgages and security interests on 10 vessels previously secured by the loan and the revolving facility were fully released in connection with the partial prepayment of the facility with approximately $197,599, of which $195,000 was funded from the issuance of the Ship Mortgage Notes and the remaining $2,599 from the Company’s cash. The Company permanently reduced the revolving facility by an amount of $26,662 and the term loan facility by $80,059. Following the loan amendment in April 2010, an amount of $117,519 was kept in a pledged account and may be released to the Company to finance substitute vessels agreed by the bank.
          As of March 31, 2010, the amount available under the revolving facility was $21,551 and the amount drawn was $23,893.
          In April 2010, Navios Holdings further amended its facility agreement with HSH/Commerzbank as follows: (a) the bank to release certain pledge deposits amounting to $117,519 and accept additional securities of substitute vessels; and (b) to set a margin ranging from 115 bps to 175 bps depending on the specified security value.
          Emporiki Facility: In December 2007, Navios Holdings entered into a facility agreement with Emporiki Bank of Greece of up to $154,000 in order to partially finance the construction of two Capesize bulk carriers. In July 2009, following an amendment of the above mentioned agreement, the amount of the facility has been changed to up to $130,000. The principal amount is available for partial drawdown according to terms of the payment of the shipbuilding contracts.
          On March 18, 2010, following the sale of Navios Aurora II to Navios Partners, Navios Holdings repaid $64,350. Following the delivery of Navios Antares on January 2010, an additional amount of $14,830 was drawn and the outstanding amount of the facility $64,350. The amended facility is repayable in 10 semi-annual installments of $2,970 and 10 semi-annual installments of $1,980 with a final balloon payment of $14,850 on the last payment date. The interest rate of the amended facility is based on a margin of 175 bps. The loan facility requires compliance with the covenants contained in the senior notes.
          DNB Facility: In June 2008, Navios Holdings entered into a facility agreement with DNB NOR BANK ASA of up to $133,000 in order to partially finance the construction of two Capesize bulk carriers. In June 2009, following an amendment of the above-mentioned agreement, one of the two tranches amounting to $66,500 has been cancelled following the cancellation of construction of one of the two Capesize bulk carriers. As of March 31, 2010, the total available amount of $66,500 was drawn. The amended facility is repayable six months following the delivery of the Capesize vessel in 11 semi-annual installments of $2,900, with a final payment of $34,600 on the last payment date. The interest rate of the amended facility is based on a margin of 225 bps as defined in the new agreement.
          Marfin Revolving Facility: In December 2008, Navios Holdings entered into a $90,000 revolving credit facility with Marfin Egnatia Bank for general corporate purposes. The loan was repayable in one installment in December 2010 and bear interest based on a margin of 275 bps. The facility contained customary covenants and required compliance with certain of the covenants contained in the indenture governing the existing senior notes. Following the issuance of the ship mortgage notes in November 2009, the ship mortgage previously secured by this revolving facility was fully released in connection with the partial repayment of the facility with approximately $83,412 and the remaining balance amount of $6,588 was fully repaid in December 2009.

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
          Dekabank Facility: In February 2009 (amended and restated in May 2009), Navios Holdings entered into a facility of up to $120,000 with Dekabank Deutsche Girozentrale to finance the acquisition of two Capesize vessels. The loan is repayable upon delivery of the Capesize vessels in 20 semi-annual installments and bears an interest rate based on a margin of 190 bps. The loan facility requires compliance with the covenants contained in the senior notes. The loan also requires compliance with certain financial covenants. As of December 31, 2009, the full amount was drawn. As of March 31, 2010, $112,000 was outstanding under this facility. Following an amendment to this facility in connection with the sale of Navios Pollux to Navios Partners in May 2010, an amount of $58,600 was kept in a pledged account pending the delivery of a substitute vessel as collateral to this facility.
          Convertible Debt: In February 2009, Navios Holdings issued a $33,500 convertible debt at a fixed rate of 2% exercisable at a price of $11.00 per share, exercisable until February 2012, in order to partially finance the acquisition of the Navios Vega. Interest is payable semi-annually. Unless previously converted, the amount is payable in February 2012. The Company has the option to redeem the debt in whole or in part in multiples of a thousand dollars, at any time after February 2010 at a redemption price equal to 100% of the principal amount to be redeemed. The convertible debt was recorded at fair market value on issuance at a discounted face value of 94.5%. The fair market value was determined using a binomial stock price tree model that considered both the debt and conversion features. The model used takes into account the credit spread of the Company, the volatility of its stock, as well as the price of its stock at the issuance date.
          Marfin Facility: In March 2009, Navios Holdings entered into a loan facility with Marfin Egnatia Bank of up to $110,000 to be used to finance the pre-delivery installments for the construction of two Capesize vessels and for general corporate purposes. Originally, $57,200 of the facility was repayable upon delivery of two Capesize vessels during 2009 and the remaining amounts due in one installment in February 2011. Following the refinancing of this facility in October 2009, as a result of which one subsidiary that is a guarantor of the ship mortgage notes issued in November 2009 was replaced as borrower with another, the facility was extended to October 2011. It bears interest at a rate based on a margin of 275 bps. As of March 31, 2010, an additional amount of $9,350 was drawn and $43,375 was outstanding under this facility.
          Commerzbank Facility: In June 2009, Navios Holdings entered into a new facility agreement of up to $240,000 (divided into four tranches of $60,000) with Commerzbank AG in order to partially finance the acquisition of a Capesize vessel and the construction of three Capesize vessels. The principal amount for the three Capesize vessels under construction is available for partial drawdown according to the terms of the payment of the shipbuilding contracts. Each tranche of the facility is repayable starting three months after the delivery of each Capesize vessel in 40 quarterly installments of $882 with a final payment of $24,706 on the last payment date. It bears interest at a rate based on a margin of 225 bps. As of March 31, 2010, the outstanding amount was $190,653. The loan facility requires compliance with the covenants contained in the senior notes. The loan also requires compliance with certain financial covenants.
          Unsecured Bond: In July 2009, Navios Holdings issued a $20,000 unsecured bond due in July 2012 as a partial payment for the acquisition price of a Capesize vessel. Interest will accrue on the principal amount of the unsecured bond at the rate of 6% per annum. All accrued interest (which will not be compounded) will be first due and payable in July 2012, which is the maturity date. The unsecured bond may be prepaid by Navios Holdings at any time without prepayment penalty.
          Emporiki Facility: In August 2009, Navios Holdings entered into a loan agreement with Emporiki Bank of Greece of up to $75,000 (divided into two tranches of $37,500) to partially finance the acquisition costs of two Capesize vessels. Each tranche of the facility is repayable in 20 semi-annual installments of $1,375 with a final payment of $10,000 on the last payment date. The repayment of each tranche starts six months after the delivery date of the respective Capesize vessel. It bears interest at a rate of LIBOR plus 175 bps. As of March 31, 2010, $61,671 was drawn under this facility. The loan facility requires compliance with certain covenants contained in the senior notes. After the delivery of the vessels the loan also requires compliance with certain financial covenants.
          DVB Facility: On August 4, 2005, Kleimar entered into a $21,000 loan facility with DVB Bank for the purchase of a vessel. The loan was assumed upon acquisition of Kleimar and is repayable in 20 quarterly installments of $280 each with a final balloon payment of $15,400 in August 2010. The loan is secured by a mortgage on a vessel together with assignment of earnings and insurances. As of March 31, 2010, $15,960 was outstanding under this facility.
          Navios Logistics loans:
          On March 31, 2008, Nauticler S.A. entered into a $70,000 loan facility for the purpose of providing Nauticler S.A. with investment capital to be used in connection with one or more investment projects. The loan was initially repayable in one installment by March 2011 and was bearing interest at LIBOR plus a margin of 175 bps. In March 2009, Navios Logistics transferred its loan facility of $70,000 to Marfin Popular Bank Public Co. Ltd. The loan provided for an additional one year extension and an increase in margin to 275 bps. On March 23, 2010, the loan was extended for one additional year, providing an increase in margin to 300 bps. The loan is repayable in one payment in March 2012. As of March 31, 2010, the amount outstanding under this facility was $70,000.

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
          In connection with the acquisition of Horamar, the Company assumed a $9,500 loan facility that was entered into by HS Shipping Ltd. Inc. in 2006, in order to finance the building of a 8,974 dwt double hull tanker (Malva H). Since the vessel’s delivery, the interest rate has been LIBOR plus 150 bps. The loan is repaid in installments that shall not be less than 90% of the amount of the last hire payment due to be paid to HS Shipping Ltd. Inc. The repayment date shall not extend beyond December 31, 2011. The loan can be pre-paid before such date, with two days written notice. Borrowings under the loan are subject to certain financial covenants and restrictions on dividend payments and other related items. As of March 31, 2010, the amount outstanding under this facility was $6,828.
          In connection with the acquisition of Horamar, the Company assumed a $2,286 loan facility that was entered into by Thalassa Energy S.A. in October 2007, in order to finance the purchase of two self-propelled barges (Formosa and San Lorenzo). The loan bears interest at LIBOR plus 150 bps. The loan will be repaid by five equal installments of $457, two of which were made in November 2008 and June 2009, a third was made in January 2010 and the remaining two will be repaid in August 2010 and March 2011. Borrowings under the loan are subject to certain financial covenants and restrictions on dividend payments and other related items. The loan is secured by a first priority mortgage over the two self-propelled barges (Formosa and San Lorenzo). As of March 31, 2010, the amount outstanding under this facility was $914.
          On September 4, 2009, HS Navigation Inc. entered into a loan facility for an amount of up to $18,710 that bears interest at LIBOR plus 225 bps in order to finance the acquisition cost of Estefania H. The loan will be repaid by installments that shall not be less than 90% of the amount of the last hire payment due to be paid to HS Navigation Inc. The repayment date shall not extend beyond May 15, 2016. As of March 31, 2010, the amount outstanding under this facility was $16,057. Borrowings under the loan are subject to certain financial covenants and restrictions on dividend payments and other related items.
          On December 15, 2009, HS Tankers Inc. entered into a loan facility in order to finance the acquisition cost of Makenita H for an amount of $24,000 which bears interest at LIBOR plus 225 bps. The loan will be repaid by installments. The amount of each installment (a) shall not be less than 90% of the amount of the last hire payment due to be paid to HS Tankers Inc prior to the repayment date and (b) $250, inclusive of any interest accrued in relation to the loan at that time. The repayment date shall not extend beyond March 24, 2016. As of March 31, 2010, the amount outstanding under this facility was $22,650. Borrowings under the loan are subject to certain financial covenants and restrictions on dividend payments and other related items.
          In connection with the acquisition of Hidronave S.A. in October 29, 2009, the Company assumed an $817 loan facility that was entered into by Hidronave S.A. in 2001, in order to finance the building of a pushboat (Nazira). As of March 31, 2010, the outstanding loan balance was $786. The loan facility bears interest at a fixed rate of 600 bps. The loan is repaid by installments of $6 each and the final repayment date can not extend beyond August 10, 2021. Borrowings under the loan are subject to certain financial covenants and restrictions on dividend payments and other related items.
NOTE 7: DERIVATIVES AND FAIR VALUE OF FINANCIAL INSTRUMENTS
     Warrants
          The Company accounts for the Navios Acquisition Warrants (see Note 1), which were obtained in connection with its investment in Navios Acquisition, under guidance for accounting for derivative instruments and hedging activities. This accounting guidance establishes accounting and reporting standards for derivative instruments and other hedging activities. In accordance with the relative accounting guidance, the Company records the Navios Acquisition Warrants in the consolidated balance sheets under “Long-term derivative assets” at fair value, with changes in fair value recorded in “Other expense” in the consolidated statements of income.
          During the period ended March 31, 2010, the changes in net unrealized holding gains on warrants amounted to $0 ($409 for the period ended March 31, 2009).

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
Interest rate risk
          The Company entered into interest rate swap contracts as economic hedges to its exposure to variability in its floating rate long-term debt. Under the terms of the interest rate swaps, the Company and the bank agreed to exchange at specified intervals, the difference between paying fixed rate and floating rate interest amount calculated by reference to the agreed principal amounts and maturities. Interest rate swaps allow the Company to convert long-term borrowings issued at floating rates into equivalent fixed rates. Even though the interest rate swaps were entered into for economic hedging purposes, the derivatives described below do not qualify for accounting purposes as cash flow hedges, under the relative accounting guidance, as the Company does not have currently written contemporaneous documentation, identifying the risk being hedged, and both on a prospective and retrospective basis, performed an effective test supporting that the hedging relationship is highly effective. Consequently, the Company recognizes the change in fair value of these derivatives in the statement of income.
          For the periods ended March 31, 2010, and 2009, the realized loss on interest rate swaps was $265 and $474, respectively. As of March 31, 2010 and December 31, 2009, the outstanding net liability was $895 and $1,133, respectively. The unrealized gain/(loss) as of March 31, 2010 and 2009, was $238 and $(1,098), respectively.
          The swap agreements have been entered into by subsidiaries. The Royal Bank of Scotland swap agreements have been collateralized by a cash deposit of $1,200. The Alpha Bank swap agreement has been guaranteed by the Company. The HSH Nordbank swap agreements were bound by the same securities as the secured credit facility.
Forward Freight Agreements (FFAs)
          The Company actively trades in the FFAs market with both an objective to utilize them as economic hedging instruments that are highly effective in reducing the risk on specific vessel(s), freight commitments, or the overall fleet or operations, and to take advantage of short-term fluctuations in the market prices. FFAs trading generally have not qualified as hedges for accounting purposes, except as discussed below, and as such, the trading of FFAs could lead to material fluctuations in the Company’s reported results from operations on a period to period basis.
          Dry bulk shipping FFAs generally have the following characteristics: they cover periods from one month to one year; they can be based on time charter rates or freight rates on specific quoted routes; they are executed between two parties and give rise to a certain degree of credit risk depending on the counterparties involved and they are settled monthly based on publicly quoted indices.
          For FFAs that qualify for hedge accounting the changes in fair values of the effective portion representing unrealized gain or losses are recorded under “Accumulated Other Comprehensive Income/(Loss)” in the stockholders’ equity while the unrealized gains or losses of the FFAs not qualifying for hedge accounting together with the ineffective portion of those qualifying for hedge accounting, are recorded in the statement of operations under “Gain/(Loss) on derivatives”. The gains/(losses) included in “Accumulated Other Comprehensive Income/(Loss)” are being reclassified to earnings under “Revenue” in the statement of operations in the same period or periods during which the hedged forecasted transaction affects earnings. The reclassification to earnings commenced in the third quarter of 2006 and extended until December 31, 2008, depending on the period or periods during which the hedged forecasted transactions will affect earnings. There were no amounts during the periods ended March 31, 2010 and 2009, which have been included in “Accumulated Other Comprehensive Income” and reclassified to earnings.
          At March 31, 2010 and December 31, 2009, none of the “mark to market” positions of the open dry bulk FFA contract, qualified for hedge accounting treatment. Dry bulk FFAs traded by the Company that do not qualify for hedge accounting are shown at fair value through the statement of operations.
          The net losses from FFAs recorded in the statement of income amounted to ($1,866) and $(550), for the periods ended March 31, 2010 and 2009, respectively.
     During each of the period ended March 31, 2010 and 2009, the changes in net unrealized losses on FFAs amounted to $(5,768) and $(2,515), respectively.
          The open dry bulk shipping FFAs at net contracted (strike) rate after consideration of the fair value settlement rates is summarized as follows:

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)

	March 31,	December 31,
Forward Freight Agreements (FFAs)	2010	2009
Short-term FFA derivative asset	$19,193	$28,194
Long-term FFA derivative asset	11	—
Short-term FFA derivative liability	(6,063)	(9,542)
Long-term FFA derivative liability	(4)	—

Net fair value on FFA contracts	$13,137	$18,652

NOS FFAs portion of fair value transferred to NOS derivative account (*)	$92	$(77)

LCH FFAs portion of fair value transferred to LCH derivative account (**)	$6,903	$10,265

The open interest rate swaps, after consideration of their fair value, are summarized as follows:

	March 31,	December 31,
Interest Rate Swaps	2010	2009
Short-term interest rate swap liability	(895)	(1,133)
Long-term interest rate swap liability	—	—

Net fair value of interest rate swap contracts	$(895)	$(1,133)

Reconciliation of balances
     Total of balances related to derivatives and financial instruments:

	March 31,	December 31,
	2010	2009
FFAs	$13,137	$18,652
NOS FFAs portion of fair value transferred to NOS derivative account (*)	92	(77)
LCH FFAs portion of fair value transferred to LCH derivative account (**)	6,903	10,265
Navios Acquisition Warrants	8,181	8,181
Options	12	—
Interest rate swaps	(895)	(1,133)

Total	$27,430	$35,888

Balance Sheet Values

	March 31,	December 31,
	2010	2009
Total short-term derivative asset	$26,206	$38,382
Total long-term derivative asset	8,192	8,181
Total short-term derivative liability	(6,964)	(10,675)
Total long-term derivative liability	(4)	—

Total	$27,430	$35,888

(*)	NOS: The Norwegian Futures and Options Clearing House (NOS Clearing ASA).

(**)	LCH: The London Clearing House.

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
Fair Value of Financial Instruments
     The following methods and assumptions were used to estimate the fair value of each class of financial instrument:
     Cash and cash equivalents: The carrying amounts reported in the consolidated balance sheets for interest bearing deposits approximate their fair value because of the short maturity of these investments.
     Forward Contracts: The estimated fair value of forward contracts and other assets was determined based on quoted market prices.
     Borrowings: The carrying amount of the floating rate loans approximates its fair value. Only the senior notes have a fixed rate and their fair value, which was determined based on quoted market prices, is indicated in the table below.
     Interest rate swaps: The fair value of the interest rate swaps is the estimated amount that the Company would receive or pay to terminate the swaps at the reporting date and are valued using pricing models.
     Forward freight agreements: The fair value of forward freight agreements is the estimated amount that the Company would receive or pay to terminate the agreement at the reporting date by obtaining quotes from brokers or exchanges.
     The estimated fair values of the Company’s financial instruments are as follows:

	March 31, 2010
	Book Value	Fair Value
Cash and cash equivalent	210,920	210,920
Restricted cash	134,582	134,582
Accounts receivable, net	77,037	77,037
Accounts payable	49,322	49,322
Senior and ship mortgage notes, net of discount	693,226	721,250
Long-term debt	893,180	893,180
Investments in available for sale securities	75,607	75,607
Interest rate swaps	895	895
Navios Acquisition Warrants	8,181	8,181
Forward Freight Agreements, net	13,137	13,137
     The following tables set forth by level our assets and liabilities that are measured at fair value on a recurring basis. As required by the fair value guidance, assets and liabilities and are categorized in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair Value Measurements as of March 31, 2010
		Quoted Prices in	Significant Other	Significant
		Active Markets for	Observable	Unobservable
		Identical Assets	Inputs	Inputs
Assets	Total	(Level 1)	(Level 2)	(Level 3)
FFAs	$19,204	$19,204	$—	$—
Navios Acquisition Warrants	8,181	—	8,181	—
Investments in available for sale securities	75,607	75,607	—	—

Total	$102,992	$94,811	$8,181	$—

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)

	Fair Value Measurements as of March 31, 2010
		Quoted Prices in	Significant Other	Significant
		Active Markets for	Observable	Unobservable
		Identical Assets	Inputs	Inputs
Liabilities	Total	(Level 1)	(Level 2)	(Level 3)
FFAs	$6,067	$6,067	$—	$—
Interest rate swap contracts	895	—	895	—

Total	$6,962	$6,067	$895	$—

	Fair Value Measurements as of December 31, 2009
		Quoted Prices in	Significant Other	Significant
		Active Markets for	Observable	Unobservable
		Identical Assets	Inputs	Inputs
Assets	Total	(Level 1)	(Level 2)	(Level 3)
FFAs	$28,194	$28,194	$—	$—
Navios Acquisition Warrants	8,181	—	8,181	—
Investments in available for sale securities	46,314	46,314	—	—

Total	$82,689	$74,508	$8,181	$—

	Fair Value Measurements as of December 31, 2009
		Quoted Prices in	Significant Other	Significant
		Active Markets for	Observable	Unobservable
		Identical Assets	Inputs	Inputs
Liabilities	Total	(Level 1)	(Level 2)	(Level 3)
FFAs	$9,542	$9,542	$—	$—
Interest rate swap contracts	1,133	—	1,133	—

Total	$10,675	$9,542	$1,133	$—

          The Company’s FFAs are valued based on published quoted market prices. Navios Acquisition Warrants are valued based on quoted market indices taking into consideration their restricted nature. Investments in available for sale securities are valued based on published quoted market prices. Interest rate swaps are valued using pricing models and the Company generally uses similar models to value similar instruments. Where possible, the Company verifies the values produced by its pricing models to market prices. Valuation models require a variety of inputs, including contractual terms, market prices, yield curves, credit spreads, measures of volatility, and correlations of such inputs. The Company’s derivatives trade in liquid markets, and as such, model inputs can generally be verified and do not involve significant management judgment. Such instruments are typically classified within Level 2 of the fair value hierarchy.
NOTE 8: PREFERRED AND COMMON STOCK
          In November 2008, the Board of Directors approved a share repurchase program for up to $25,000 of the Navios Holdings’ common stock. Share repurchases are made pursuant to a program adopted under Rule 10b5-1 under the Securities Exchange Act. The program does not require any minimum purchase or any specific number or amount of shares and may be suspended or reinstated at any time in Navios Holdings’ discretion and without notice. Repurchases are subject to restrictions under the terms of the Company’s credit facilities and indenture. As of March 31, 2010 and December 31, 2009, 0 and 331,900 shares, respectively, were repurchased under this program, for a total consideration of $0 and $717, respectively.
Issuances to Employees
          On January 3, 2009, 12,658 restricted stock units were granted to the Company’s employees under the Company’s stock option plan for its employees, officers and directors.
          On February 5, 2009, pursuant to the stock plan approved by the Board of Directors, Navios Holdings issued 55,675 restricted shares of common stock to its employees.

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
          On December 17, 2009, pursuant to the stock option plan approved by the Board of Directors, Navios Holdings issued 308,174 restricted shares of common stock and 12,250 restricted stock units to its employees.
Issuances for construction or purchase of vessels
          On September 17, 2009 and on June 23, 2009, Navios Holdings issued 2,829 shares of Preferred Stock (fair value $12,905) and 1,870 shares of Preferred Stock (fair value $7,177), respectively, at $10.0 nominal value per share to partially finance the construction of three Capesize vessels.
          On November 25, 2009, Navios Holdings issued 1,702 shares of Preferred Stock (fair value $8,537) at $10.0 nominal value per share to partially finance the acquisition of the Navios Aurora II.
          On December 17, 2009, Navios Holdings issued 357,142 shares of common stock upon conversion of 500 shares of Preferred Stock issued on September 18, 2009 to partially finance the acquisition of the Navios Celestial.
          On December 23, 2009, on January 20, 2010 and on January 27, 2010, Navios Holdings issued 1,800 shares of Preferred Stock (fair value $9,162), issued 1,780 shares of Preferred Stock (fair value $10,550) and 300 shares of Preferred Stock (fair value $1,651) at $10.0 nominal value per share to partially finance the acquisition of the Navios Stellar, Navios Antares and one additional newbuild Capesize vessel, respectively.
Vested, Surrendered and Forfeited
          On November 20 2009, and December 16, 2009, 2,090 and 4,037 restricted shares were surrendered, respectively.
          During 2009, 22,457 restricted shares of common stock were forfeited upon termination of employment.
          On January 3, 2010 and on January 31, 2010, 12,652 restricted shares of common stock and 3,000 restricted shares of common stock, respectively, issued to the Company’s employees during 2009 and 2008, have been vested.
          On February 26, 2010, 200 restricted shares were surrendered.
          Following the issuances and cancellations of the shares, described above, Navios Holdings had, as of March 31, 2010, 100,889,651 shares of common stock and 10,281 shares of Preferred Stock outstanding.
          All above mentioned issued shares of Preferred Stock were recorded at fair market value on issuance. The fair market value was determined using a binomial valuation model. The model used takes into account the credit spread of the Company, the volatility of its stock, as well as the price of its stock at the issuance date. Each preferred share has a par value of $0.0001. Each holder of Preferred Stock is entitled to receive an annual dividend equal to 2% on the nominal value of the Preferred Stock, payable quarterly, until such time as the Preferred Stock converts into common stock. Five years after the issuance date all Preferred Stock shall automatically convert into shares of common stock at a conversion price equal to $10.00 per preferred share. At any time following the third anniversary from their issuance date, if the closing price of the common stock has been at least $20.00 per share, for 10 consecutive business days, the remaining balance of the then-outstanding preferred shares shall automatically convert at a conversion price equal to $14.00 per share of common stock. The holders of Preferred Stock are entitled, at their option, at any time following their issuance date and prior to their final conversion date, to convert all or any such then-outstanding preferred shares into common stock at a conversion price equal to $14.00 per preferred share.
NOTE 9: COMMITMENTS AND CONTINGENCIES
          As of March 31, 2010, the Company was contingently liable for letters of guarantee and letters of credit amounting to $1,402 (2009: $2,167) issued by various banks in favor of various organizations and the total amount is collateralized by cash deposits, which are included as a component of restricted cash ($2009: $2,167).
          The Company is involved in various disputes and arbitration proceedings arising in the ordinary course of business. Provisions have been recognized in the financial statements for all such proceedings where the Company believes that a liability may be probable, and for which the amounts are reasonably estimable, based upon facts known at the date the financial statements were prepared. In the opinion of management, the ultimate disposition of these matters is immaterial and will not adversely affect the Company’s financial position, results of operations or liquidity.

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
          As of March 31, 2010, the Company’s subsidiaries in South America were contingently liable for various claims and penalties towards the local tax authorities amounting to $6,069. The respective provision for such contingencies is included in “Other long-term liabilities”. According to the acquisition agreement, if such cases materialize against the Company, the amounts involved will be reimbursed by the previous shareholders, and, as such, the Company has recognized a respective receivable (included in “Other long-term assets”) against such liability. The contingencies are expected to be resolved in the next five years. In the opinion of management, the ultimate disposition of these matters and will not adversely affect the Company’s financial position, results of operations or liquidity. In August 2009, Navios Logistics issued a performance guarantee of up to $4,000 plus interest and costs in favor of a customer of its subsidiary, Petrolera San Antonio S.A., covering sales of gas oil contracted between the parties.
          The Company, in the normal course of business, entered into contracts to time charter-in vessels for various periods through June 2023.
NOTE 10: TRANSACTIONS WITH RELATED PARTIES
          Office rent: On January 2, 2006, Navios Corporation and Navios ShipManagement Inc., two wholly owned subsidiaries of Navios Holdings, entered into two lease agreements with Goldland Ktimatiki-Ikodomiki-Touristiki and Xenodohiaki Anonimos Eteria, a Greek corporation which is partially owned by relatives of Angeliki Frangou, Navios Holdings’ Chairman and Chief Executive Officer. The lease agreements provide for the leasing of two facilities located in Piraeus, Greece, of approximately 2,034.3 square meters and houses the operations of most of the Company’s subsidiaries. The total annual lease payments are €448 (approximately $605) and the lease agreements expire in 2017. These payments are subject to annual adjustments starting from the third year, which are based on the inflation rate prevailing in Greece as reported by the Greece at the end of each year.
          On October 31, 2007, Navios ShipManagement Inc., a wholly owned subsidiary of Navios Holdings, entered into a lease agreement with Emerald Ktimatiki-Ikodomiki-Touristiki and Xenodohiaki Anonimos Eteria, a Greek corporation that is partially owned by relatives of Angeliki Frangou, Navios Holdings’ Chairman and Chief Executive Officer. The lease agreement provides for the leasing of one facility in Piraeus, Greece, of approximately 1,367.5 square meters and houses part of the operations of the Company. The total annual lease payments are €431 (approximately $580) and the lease agreement expires in 2019. These payments are subject to annual adjustments starting from the third year, which are based on the inflation rate prevailing in Greece as reported by the Greek State at the end of each year.
          Purchase of services: The Company utilizes Acropolis Chartering and Shipping Inc. (“Acropolis”) as a broker. Commissions paid to Acropolis for each of each of the periods ended March 31, 2010 and 2009 were $56 and $79, respectively. The Company owns fifty percent of the common stock of Acropolis. During the period ended March 31, 2010 and the year ended December 31, 2009, the Company received dividends of $616 and $878, respectively. Included in the trade accounts payable at March 31, 2010 and December 31, 2009 is an amount of $130 and $134, respectively, which is due to Acropolis.
          Management fees: Pursuant to a management agreement dated November 16, 2007, Navios Holdings provides commercial and technical management services to Navios Partners’ vessels for a daily fee of $4 per owned Panamax vessel and $5 per owned Capesize vessel. This daily fee covers all of the vessels’ operating expenses, including the cost of drydock and special surveys. The daily rates are fixed for a period of two years whereas the initial term of the agreement is five years commencing from November 16, 2007. Total management fees for the periods ended March 31, 2010 and 2009 amounted to $4,058 and $2,610, respectively. In October 2009, the fixed fee period was extended for two years and the daily fees are $4.5 per owned Ultra Handymax vessel, $4.4 per owned Panamax vessel and $5.5 per owned Capesize vessel.
          General & administrative expenses: Pursuant to the administrative services agreement dated November 16, 2007, Navios Holdings provides administrative services to Navios Partners which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees charged for the periods ended March 31, 2010 and 2009 amounted to $603 and $350, respectively.
          Balance due from affiliate: Due from affiliate as of March 31, 2010 amounts to $8,488 (2009: $1,973) which includes the current amounts of $8,385 due from Navios Partners (2009: $1,952). The balance mainly consists of management fees, administrative fees and other expenses.

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
          Omnibus agreement: Navios Holdings entered into an omnibus agreement with Navios Partners in connection with the closing of Navios Partners’ IPO governing, among other things, when Navios Holdings and Navios Partners may compete against each other as well as rights of first offer on certain dry bulk carriers. Pursuant to the omnibus agreement, Navios Partners generally agreed not to acquire or own Panamax or Capesize dry bulk carriers under time charters of three or more years without the consent of an independent committee of Navios Partners. In addition, Navios Holdings agreed to offer to Navios Partners the opportunity to purchase vessels from Navios Holdings when such vessels are fixed under time charters of three or more years. The omnibus agreement was amended in June 2009 to release Navios Holdings for two years from restrictions on acquiring Capesize and Panamax vessels from third parties.
          Sale of Navios Apollon: On October 29, 2009, Navios Holdings sold the Navios Apollon to Navios Partners. The sale price of $32,000 was received entirely in cash. The book value assigned to the vessel was $25,131, resulting in gain from her sale of $6,869, of which, $3,995 had been recognized at the time of sale in the statements of income under “Gain on sale of assets” and the remaining $2,874 representing profit of Navios Holdings’ 41.8% interest in Navios Partners has been deferred under “Long-term liabilities and deferred income” and is being amortized over the remaining life of the vessel or until it is sold. Following Navios Partners’ public equity offering of 4,000,000 common units in November 2009 and 3,500,000 common units in February 2010 and the completion of the exercise of the overallotment option previously granted to the underwriters, Navios Holdings’ interest in Navios Partners decreased to 37% and 33.2%, respectively, recognizing an additional $318 and $218, respectively, of the deferred gain has been recognized in the statements of income under “Equity in net earnings of affiliated companies”. As of March 31, 2010, the unamortized portion of the gain was $1,703.
          Sale of rights of Navios Sagittarius: On June 10, 2009, Navios Holdings sold to Navios Partners the rights to the Navios Sagittarius, a 2006 Japanese-built Panamax vessel with a capacity of 75,756 dwt, for a cash consideration of $34,600. The book value assigned to the vessel was $4,308, resulting in a gain from her sale of $30,292, of which $16,782 had been recognized at the time of sale in the statements of income under “Gain on sale of assets” and the remaining $13,510 representing profit of Navios Holdings’ 44.6% interest in Navios Partners has been deferred under “Long-term liabilities and deferred income” and is being recognized to income based on the remaining term of the vessel’s contract rights or until the vessel’s rights are sold. Following Navios Partners’ public equity offering of 2,800,000 common units in September 2009, Navios Holdings’ interest in Navios Partners decreased to 42.3% and to 41.8% in October 2009 after the exercise of the overallotment option and $659 of the deferred gain has been recognized in the statements of income of 2009 under “Equity in net earnings of affiliated companies”. In November 2009, following Navios Partners’ public equity offering of 4,000,000 common units, Navios Holdings’ interest in Navios Partners decreased to 37.0% and $1,528 of the deferred gain has been also recognized in the statements of income of 2009 under “Equity in net earnings of affiliated companies”. Following Navios Partners’ public equity offering of 3,500,000 common units in February 2010 and the completion of the exercise of the overallotment option previously granted to the underwriters, Navios Holdings’ interest in Navios Partners decreased to 33.2%, and $1,064 of the deferred gain has been recognized in the statements of income under “Equity in net earnings of affiliated companies”. As of March 31, 2010, the unamortized portion of the gain was $9,108.
     Navios Bonavis: On June 9, 2009, Navios Holdings relieved Navios Partners from its obligation to purchase the Capesize vessel Navios Bonavis for $130,000 and with the delivery of the Navios Bonavis to Navios Holdings, Navios Partners was granted a 12-month option to purchase the vessel for $125,000. In return, Navios Partners issued to Navios Holdings 1,000,000 subordinated Series A units. Navios Holdings recognized in its results a non-cash compensation income amounting to $6,082. The 1,000,000 subordinated Series A units are included in “Investments in affiliates”.
     Sale of Navios Hope: On July 1, 2008, the Navios Hope was sold to Navios Partners in accordance with the terms of the omnibus agreement. The sale price consisted of $35,000 in cash and $44,936 in common units (3,131,415 common units) of Navios Partners. The investment in the 3,131,415 common units is classified as “Investments in available for sale securities”. The gain from the sale of the Navios Hope was $51,508 of which $24,940 was recognized at the time of sale in the statements of income under “Gain on sale of assets”. The remaining $26,568 which represents profit to the extent of Navios Holdings’ ownership interest in Navios Partners had been deferred under “Long-term liabilities and deferred income” and amortized over the remaining life of the vessel or until it is sold. Following Navios Partners’ public equity offerings of (a) 3,500,000 common units in May 2009; (b) 2,800,000 common units in September 2009 and the completion of the exercise of the overallotment option previously granted to the underwriters in connection with this offering in October 2009; and (c) 4,000,000 common units in November 2009, Navios Holdings’ interest in Navios Partners decreased to 44.6% in May 2009, to 42.3% in September 2009, to 41.8% in October 2009 after the exercise of the overallotment option and further to 37.0% in November 2009. As a result of this decrease, $3,464, $1,098 and $2,574, respectively, of the deferred gain has been recognized in the statements of income of 2009 under “Equity in net earnings of affiliated companies”. Following Navios Partners’ public equity offering of 3,500,000 common units in February 2010 and the completion of the exercise of the overallotment option previously granted to the underwriters, Navios Holdings’ interest in Navios Partners decreased to 33.2%, recognizing an additional $1,751 of the deferred gain in the statements of income under “Equity in net earnings of affiliated companies”. As of March 31, 2010, the unamortized portion of the gain was $15,046.
          Sale of Navios Hyperion: On January 8, 2010, Navios Holdings sold the Navios Hyperion, a 2004-built Panamax vessel to

Navios Partners for $63,000 in cash. The book value assigned to the vessel was $25,168, resulting in gain from her sale of $37,832, of which, $23,836 had been recognized at the time of sale in the statements of income under “Gain on sale of assets” and the remaining $13,996 representing profit of Navios Holdings’ 37.0% interest in Navios Partners has been deferred under “Long-term liabilities and deferred income” and is being amortized over its remaining useful life or until it is sold. Following Navios Partners’ public equity offering of 3,500,000 common units in February 2010 and the completion of the exercise of the overallotment option previously granted to the underwriters in connection with this offering, Navios Holdings’ interest in Navios Partners decreased to 33.2% and $1,414 of the deferred gain has been recognized in the statements of income under “Equity in net earnings of affiliated companies”. As of March 31, 2010, the unamortized portion of the gain was $11,898.
          Sale of Navios Aurora II: On March 18, 2010, Navios Holdings sold the Navios Aurora II, a 2009 South Korean-built Capesize vessel with a capacity of 169,031 dwt to Navios Partners for $110,000. Out of $110,000 purchase price, $90,000 is paid in cash and the remaining amount was paid through the receipt of 1,174,219 common units of Navios Partners. The book value assigned to the vessel was $109,508, resulting in gain from her sale of $818, of which $547 had been recognized at the time of sale in the statements of income under “Gain on sale of assets” and the remaining $271 representing profit of Navios Holdings’ 33.2% interest in Navios Partners has been deferred under “Long-term liabilities and deferred income” and is being amortized over its remaining useful life or until it is sold. As of March 31, 2010, the unamortized portion of the gain was $191.
          Navios Acquisition: On July 1, 2008, Navios Holdings purchased 7,600,000 warrants from Navios Acquisition for a total consideration of $7,600 ($1.00 per warrant) in the private placement that occurred simultaneously with the completion of its IPO. Each Sponsor Warrant will entitle the holder to purchase from Navios Acquisition one share of common stock at an exercise price of $7.00. Prior to the IPO, Navios Holdings had purchased 8,625,000 Sponsor Units for a total consideration of $25, of which an aggregate of 290,000 units were transferred to the Company’s officers and directors and an aggregate of 2,300,000 Sponsor Units were returned to Navios Acquisition and cancelled upon receipt. Each unit consists of one share of Navios Acquisition’s common stock and one Sponsor Warrant.
          Navios Acquisition presently occupies office space provided by Navios Holdings. Navios Holdings has agreed that, until the consummation of a business combination, it will make such office space available for use by Navios Acquisition, as well as certain office and secretarial services, as may be required from time to time. Navios Acquisition has agreed to pay Navios Holdings $10 per month for such services and the charge is included in general and administrative expenses. Total general and administrative fees charged for the period ended March 31, 2010 amounted to $30 (2009: $30). As of March 31, 2010 and December 31, 2009, the balance due from Navios Acquisition was $103 and $30, respectively.
NOTE 11: SEGMENT INFORMATION
          The Company has two reportable segments from which it derives its revenues: Vessel Operations and Logistics Business. Starting in 2008, following the acquisition of Horamar and the formation of Navios Logistics, the Company renamed its Port Terminal Segment as its Logistics Business segment to include the activities of Horamar, which provides similar products and services in the region that Navios’ Holdings’ existing port facility currently operates. The reportable segments reflect the internal organization of the Company and are strategic businesses that offer different products and services. The Vessel Operations business consists of transportation and handling of bulk cargoes through ownership, operation, and trading of vessels, freight, and forward freight agreements. The Logistics Business consists of operating ports and transfer station terminals, handling of vessels, barges and push boats as well as upriver transport facilities in the Hidrovia region.
          The Company measures segment performance based on net income. Inter-segment sales and transfers are not significant and have been eliminated and are not included in the following tables. Summarized financial information concerning each of the Company’s reportable segments is as follows:

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)

	Vessel Operations		Logistic Business		Total
	Three Month	Three Month	Three Month	Three Month	Three Month	Three Month
	Period ended	Period ended	Period ended	Period ended	Period ended	Period ended
	March 31,	March 31,	March 31,	March 31,	March 31,	March 31,
	2010	2009	2010	2009	2010	2009
Revenue	$118,164	$117,823	$36,205	$29,345	$154,369	$147,168
Loss from derivatives	(1,838)	(26)	—	—	(1,838)	(26)
Interest income/expense and finance cost, net	(20,501)	(13,614)	(908)	(750)	(21,409)	(14,364)
Depreciation and amortization	(19,233)	(10,109)	(5,708)	(5,431)	(24,941)	(15,540)
Equity in net earnings of affiliated companies	11,584	5,100	—	—	11,584	5,100
Net income attributable to Navios Holdings common stockholders	32,466	11,869	(1,165)	124	31,301	11,993
Total assets	2,440,415	1,885,095	519,547	471,211	2,959,962	2,356,306

Capital expenditures	64,896	68,526	2,869	1,302	67,765	69,828
Goodwill	56,239	56,239	91,677	91,393	147,916	147,632
Investments in affiliates	$14,137	$5,284	$—	$—	$14,137	$5,284
NOTE 12: EARNINGS PER COMMON SHARE
          Earnings per share are calculated by dividing net income by the average number of shares of Navios Holdings outstanding during the period.

	Three Month	Three Month
	Period ended	Period ended
	March 31, 2010	March 31, 2009
Numerator:
Net income attributable to Navios Holdings common stockholders	31,301	11,993
Less:
Dividend on Preferred Stock	(503)	—
Interest on convertible debt and amortization of convertible bond discount	315	—

Income available to common shareholders	31,113	11,993

Denominator:
Denominator for basic net income per share attributable to Navios Holdings common stockholders — weighted average shares	100,425,549	100,056,191
Dilutive potential common shares — weighted average
Restricted stock, restricted stock units and stock options	809,585	401,508
Convertible Preferred Stock and convertible debt	12,840,899	—

Dilutive (anti-dilutive) effect of securities — warrants	13,650,484	401,508

Denominator for diluted net income per share attributable to Navios Holdings stockholders — adjusted weighted shares and assumed conversions	114,076,034	100,457,699

Basic net income per share attributable to Navios Holdings stockholders	0.31	0.12

Diluted net income per share attributable to Navios Holdings stockholders	0.27	0.12

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
          The denominator of diluted earnings per share excludes the weighted average stock options outstanding since the effect is anti-dilutive.
NOTE 13: INVESTMENT IN AFFILIATES
Navios Maritime Partners L.P.
          On August 7, 2007, Navios Holdings formed Navios Partners under the laws of Marshall Islands. Navios GP L.L.C. (the “General Partner”), a wholly owned subsidiary of Navios Holdings, was also formed on that date to act as the general partner of Navios Partners and received a 2% general partner interest.
          In connection with the IPO of Navios Partners on November 16, 2007, Navios Holdings sold the interests of its five wholly owned subsidiaries, each of which owned a Panamax dry bulk carrier, as well as interests of its three wholly owned subsidiaries that operated and had options to purchase three additional vessels in exchange for (a) all of the net proceeds from the sale of an aggregate of 10,500,000 common units in the IPO and to a corporation owned by Navios Partners’ Chairman and CEO for a total amount of $193,300, plus (b) $160,000 of the $165,000 borrowings under Navios Partners’ new revolving credit facility, (c) 7,621,843 subordinated units issued to Navios Holdings and (d) the issuance to the General Partner of the 2% general partner interest and all incentive distribution rights in Navios Partners.
          On June 9, 2009, Navios Holdings relieved Navios Partners from its obligation to purchase the Capesize vessel Navios Bonavis for $130,000 and with the delivery of the Navios Bonavis to Navios Holdings, Navios Partners was granted a 12-month option to purchase the vessel for $125,000. In return, Navios Partners issued to Navios Holdings 1,000,000 subordinated Series A units. Navios Holdings recognized in its results a non-cash compensation income amounting to $6,082. The 1,000,000 subordinated Series A units are included in “Investments in affiliates.” The newly issued units are not eligible to receive distributions until the third anniversary of their issuance, at which point they will automatically convert into common units and receive distributions in accordance with all other common units. In addition, Navios Holdings was released from the omnibus agreement restrictions for two years in connection with acquiring vessels from third parties (but not from the requirement to offer to sell to Navios Partners qualifying vessels in Navios Holdings’ existing fleet).
          Navios Partners is engaged in the seaborne transportation services of a wide range of dry bulk commodities including iron ore, coal, grain and fertilizer, chartering its vessels under medium to long-term charters. The operations of Navios Partners are managed by Navios Shipmanagement Inc. “the Manager”, from its offices in Piraeus, Greece.
          As of March 31, 2010 and December 31, 2009, the carrying amount of the investment in Navios Partners accounted for under the equity method was $7,509 and $6,012, respectively. As part of the consideration from the sale of the Navios Hope to Navios Partners in July 2008, the Company received 3,131,415 common units of Navios Partners. The 3,131,415 common units, from the sale of Navios Hope and the 1,174,219 common units received from the sale of Navios Aurora II, on March 18, 2010, to Navios Partners, are accounted for under investment in available for sale securities. As of March 31, 2010 and December 31, 2009, the carrying amount of the investment in common units was $75,607 and $46,314, respectively.
          Dividends received during the three month periods ended March 31, 2010 and 2009 were $4,761 and $4,475, respectively.
          Summarized financial information of Navios Partners is presented below:

Balance Sheet	March 31, 2010	December 31, 2009
Current assets	29,352	92,579
Non-current assets	532,731	344,177
Current liabilities	20,405	13,351
Non-current liabilities	254,726	215,415

Income Statement	March 31, 2010	March 31, 2009
Revenue	29,413	21,157
Net Income	12,585	8,959

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
NOTE 14: OTHER FINANCIAL INFORMATION
          The Company’s 9.5% Senior Notes are fully and unconditionally guaranteed on a joint and several basis by all of the Company’s subsidiaries with the exception of Navios Logistics (“non- guarantor subsidiary”), and Corporación Navios Sociedad Anonima for the periods prior to the formation of Navios Logistics and designated as unrestricted subsidiaries or those not required by the indenture. Provided below are the condensed income statements and cash flow statements for the periods ended March 31, 2010 and 2008 and balance sheets as of March 31, 2010 and December 31, 2009 of Navios Holdings, the guarantor subsidiaries and the non-guarantor subsidiaries. All subsidiaries, except for the non-guarantor subsidiaries, are 100% owned. These condensed consolidating statements have been prepared in accordance with U.S. GAAP, except that all subsidiaries have been accounted for on an equity basis.

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)

	Navios
	Maritime	Other
Income Statement for the three months ended	Holdings Inc.	Guarantor	Non Guarantor
March 31, 2010 (in 000s US$)	Issuer	Subsidiaries	Subsidiaries	Eliminations	Total
Revenue	—	118,164	36,205	—	154,369
Time charter, voyage and logistics business expenses	—	(59,635)	(27,602)	—	(87,237)
Direct vessel expenses	—	(9,308)	—	—	(9,308)
General and administrative expenses	(4,100)	(4,696)	(3,397)	—	(12,193)
Depreciation and amortization	(693)	(18,540)	(5,708)	—	(24,941)
Interest income/expense and finance cost, net	(18,092)	(2,409)	(908)	—	(21,409)
Loss from derivatives	—	(1,838)	—	—	(1,838)
Gain on sale of assets	—	24,383	—	—	24,383
Other income/expense, net	48	(2,328)	(1,519)	—	(3,799)

Income before equity in net earnings of affiliate companies	(22,837)	43,793	(2,929)	—	18,027
Income from subsidiaries	49,561	(1,165)	—	(48,396)	—
Equity in net earnings of affiliated companies	4,577	7,007	—	—	11,584

Income before taxes	31,301	49,635	(2,929)	(48,396)	29,611
Income taxes	—	(74)	842	—	768

Net income	31,301	49,561	(2,087)	(48,396)	30,379
Less: Net income attributable to the noncontrolling interest	—	—	922	—	922

Net income attributable to Navios Holdings common stockholders	31,301	49,561	(1,165)	(48,396)	31,301

	Navios
	Maritime	Other	Non
Income Statement for the three months ended	Holdings Inc.	Guarantor	Guarantor
March 31, 2009 (in 000s US$)	Issuer	Subsidiaries	Subsidiaries	Eliminations	Total
Revenue	—	117,823	29,345	—	147,168
Time charter, voyage and logistics business expenses	—	(71,084)	(20,715)	—	(91,799)
Direct vessel expenses	—	(7,170)	—	—	(7,170)
General and administrative expenses	(3,951)	(4,335)	(2,145)	—	(10,431)
Depreciation and amortization	(693)	(9,416)	(5,431)	—	(15,540)
Interest income/expense and finance cost, net	(13,712)	98	(750)	—	(14,364)
Loss from derivatives	409	(435)	—	—	(26)
Other income/expense, net	(3)	(716)	(490)		(1,209)

Income before equity in net earnings of affiliate companies	(17,950)	24,765	(186)	—	6,629
Income from subsidiaries	25,345	124	—	(25,469)	—
Equity in net earnings of affiliated companies	4,598	502	—	—	5,100

Income before taxes	11,993	25,391	(186)	(25,469)	11,729
Income taxes	—	(46)	678	—	632

Net income	11,993	25,345	492	(25,469)	12,361
Less: Net income attributable to the noncontrolling interest	—	—	(368)	—	(368)

Net income attributable to Navios Holdings common stockholders	11,993	25,345	124	(25,469)	11,993

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)

	Navios
	Maritime	Other	Non
	Holdings Inc.	Guarantor	Guarantor
Balance Sheet as at March 31, 2010	Issuer	Subsidiaries	Subsidiaries	Eliminations	Total
Cash and cash equivalents	120,074	70,914	19,932	—	210,920
Restricted cash	129,489	4,065	1,028	—	134,582
Accounts receivable, net	62	53,480	23,495	—	77,037
Intercompany receivables	371,806	146	—	(371,952)	—
Short-term derivative assets	—	26,206	—	—	26,206
Due from affiliate companies	—	8,488	—	—	8,488
Prepaid expenses and other current assets	616	15,613	13,980	—	30,209

Total current assets	622,047	178,912	58,435	(371,952)	487,442
Deposit for vessel acquisitions	—	305,766	—	—	305,766
Vessels, port terminal and other fixed assets, net	—	1,279,021	285,095	—	1,564,116
Long-term derivative assets	8,181	11	—	—	8,192
Investments in subsidiaries	1,098,702	188,240	—	(1,286,942)	—
Investments in available for sale securities	75,607	—	—	—	75,607
Investment in affiliates	13,844	293	—	—	14,137
Other long-term assets	18,693	37,482	12,675	—	68,850
Goodwill and other intangibles	102,929	139,199	193,724	—	435,852

Total non-current assets	1,317,956	1,950,012	491,494	(1,286,942)	2,472,520

Total assets	1,940,003	2,128,924	549,929	(1,658,894)	2,959,962

LIABILITIES AND STOCKHOLDERS EQUITY
Account payable	—	25,595	23,727	—	49,322
Accrued expenses and other current liabilities	23,849	40,899	7,002	—	71,750
Dividend payable	6,053	—	—	—	6,053
Intercompany Payables	—	371,806	146	(371,952)	—
Short-term derivative liability	—	6,964	—	—	6,964
Current portion of long-term debt	6,466	47,230	4,320	—	58,016

Total current liabilities	36,368	492,494	35,195	(371,952)	192,105

Long-term debt, net of current portion	931,572	483,904	112,914	—	1,528,390
Long-term liabilities and deferred income	—	31,843	22,879	—	54,722
Long-term derivative liability	—	4	—	—	4
Unfavorable lease terms	—	57,218	—	—	57,218
Deferred tax	—	—	21,655	—	21,655

Total non-current liabilities	931,572	572,969	157,448	—	1,661,989

Total liabilities	967,940	1,065,463	192,643	(371,952)	1,854,094
Noncontrolling interest	—	—	133,805	—	133,805

Total stockholder’s equity	972,063	1,063,461	223,481	(1,286,942)	972,063

Total Liabilities and Equity	1,940,003	2,128,924	549,929	(1,658,894)	2,959,962

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)

	Navios
	Maritime	Other	Non
	Holdings Inc.	Guarantor	Guarantor
Balance Sheet as at December 31, 2009	Issuer	Subsidiaries	Subsidiaries	Eliminations	Total
Cash and cash equivalents	115,535	31,471	26,927	—	173,933
Restricted cash	102,216	3,268	1,674	—	107,158
Accounts receivable, net	82	62,844	15,578	—	78,504
Intercompany receivables	413,067	94	—	(413,161)	—
Short-term derivative assets	—	38,382	—	—	38,382
Due from affiliate companies	—	1,973	—	—	1,973
Prepaid expenses and other current assets	301	13,831	13,598	—	27,730

Total current assets	631,201	151,863	57,777	(413,161)	427,680
Deposit for vessel acquisitions	—	344,515	—	—	344,515
Vessels, port terminal and other fixed assets, net	—	1,311,891	265,850	—	1,577,741
Long-term derivative asset	8,181	—	—	—	8,181
Investments in subsidiaries	1,049,231	189,313	—	(1,238,544)	—
Investment in available for sale securities	46,314	—	—	—	46,314
Investment in affiliates	12,347	695	—	—	13,042
Other long-term assets	19,870	37,369	11,983	—	69,222
Goodwill and other intangibles	103,622	145,622	199,243	—	448,487

Total non-current assets	1,239,565	2,029,405	477,076	(1,238,544)	2,507,502

Total assets	1,870,766	2,181,268	534,853	(1,651,705)	2,935,182

LIABILITIES AND EQUITY
Account payable	—	44,036	17,954	—	61,990
Accrued expenses and other current liabilities	9,257	40,782	7,520	—	57,559
Dividend payable	6,052	—	—	—	6,052
Intercompany Payables	—	413,067	94	(413,161)	—
Short-term derivative liability	—	10,675	—	—	10,675
Current portion of long-term debt	6,466	47,509	5,829	—	59,804

Total current liabilities	21,775	556,069	31,397	(413,161)	196,080
Long-term debt, net of current portion	923,511	524,827	114,564	—	1,562,902
Long-term liabilities and deferred income	—	27,270	6,200	—	33,470
Unfavorable lease terms	—	59,203	—	—	59,203
Deferred tax	—	—	22,777	—	22,777

Total non-current liabilities	923,511	611,300	143,541	—	1,678,352

Total liabilities	945,286	1,167,369	174,938	(413,161)	1,874,432
Noncontrolling interest	—	—	135,270	—	135,270
Total stockholders’ equity	925,480	1,013,899	224,645	(1,238,544)	925,480

Total Liabilities and Equity	1,870,766	2,181,268	534,853	(1,651,705)	2,935,182

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)

	Navios
	Maritime
	Holdings Inc.	Other Guarantor	Non Guarantor
Cash flow statement for the three months ended March 31, 2010	Issuer	Subsidiaries	Subsidiaries	Eliminations	Total
Net cash provided by/(used in) operating activities	31,606	(7,601)	27		24,032

Cash flows from investing activities
Proceeds from sale of assets	—	153,000	—	—	153,000
Restricted cash for investing activities	(26,641)		—	—	(26,641)
Deposits for vessel acquisitions	—	(64,736)	—	—	(64,736)
Receipts from finance lease	—	142	—	—	142
Purchase of property and equipment	—	(160)	(2,869)	—	(3,029)

Net cash provided by/(used in) investing activities	(26,641)	88,246	(2,869)	—	(58,736)

Cash flows from financing activities
Proceeds from long-term loan, net of deferred finance fees	9,350	32,310	(232)	—	41,428
Repayment of long-term debt and payment of principal	(1,617)	(73,512)	(3,452)	—	(78,581)
Dividends paid	(7,034)	—	—	—	(7,034)
Contributions to noncontroling shareholders	—	—	(469)		(469)
Increase in restricted cash	(1,125)	—	—	—	(1,125)

	(426)	(41,202)	(4,153)	—	(45,781)

Net increase (decrease) in cash and cash equivalents	4,539	39,443	(6,995)	—	36,987
Cash and cash equivalents, at beginning of period	115,535	31,471	26,927	—	173,933

Cash and cash equivalents, at end of period	120,074	70,914	19,932	—	210,920

	Navios
	Maritime
	Holdings Inc.	Other Guarantor	Non Guarantor
Cash flow statement for the three months ended March 31, 2009	Issuer	Subsidiaries	Subsidiaries	Eliminations	Total
Net cash provided by/(used in) operating activities	(89,707)	143,300	(3,606)	—	49,987

Cash flows from investing activities
Deposits for vessel acquisitions	—	(42,870)	—	—	(42,870)
Receipts from finance lease	—	130	—	—	130
Acquisition of Vessels	—	(25,648)	—	—	(25,648)
Purchase of property and equipment	—	(7)	(1,303)	—	(1,310)

Net cash used in investing activities	—	(68,395)	(1,303)	—	(69,698)

Cash flows from financing activities
Acquisition of treasury shares	(717)	—	—	—	(717)
Increase in restricted cash	(6,125)	—	—	—	(6,125)
Proceeds from long-term borrowing, net of deferred finance fees	108,605	17,494	(730)	—	125,369
Repayment of long-term debt	(2,647)	(280)	—	—	(2,927)
Dividends paid	(9,096)	—	—	—	(9,096)

	90,020	17,214	(730)	—	106,504

Net increase (decrease) in cash and cash equivalents	313	92,119	(5,639)	—	86,793
Cash and cash equivalents, at beginning of period	9,637	112,471	11,516	—	133,624

Cash and cash equivalents, at end of period	9,950	204,590	5,877	—	220,417

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
NOTE 15: SUBSEQUENT EVENTS
          Navios Holdings has evaluated subsequent events, if any, that have occurred after the balance sheet date but before the issuance of these financial statements and performed, where it was necessary, the appropriate disclosures for those events.
(a)	On April 8, 2010, pursuant to the terms and conditions of the Acquisition Agreement by and between Navios Maritime Acquisition Corporation (“Navios Acquisition”) (NYSE: NNA) and Navios Holdings, Navios Acquisition will acquire 13 vessels (11 product tankers and two chemical tankers) plus options to purchase two additional product tankers, for an aggregate purchase price of $457,659. Each vessel will be commercially and technically managed under a management agreement with a subsidiary of Navios Holdings.

On May 25, 2010, after its special meeting, Navios Acquisition announced the approval of the acquisition of 13 vessels (11 product tankers and two chemical tankers) for an aggregate purchase price of $457,659, of which $123,359 will be from existing cash and the $334,300 balance from debt financing pursuant to the terms and conditions of the Acquisition Agreement by and between Navios Acquisition and Navios Holdings and (b) certain amendments to Navios Acquisition’s amended and restated articles of incorporation.

Following the consummation of the transactions described in the Acquisition Agreement, Navios Holdings will be released from all debt and equity commitments for the above vessels and Navios Acquisition will reimburse Navios Holdings for the $38,763 equity payments made prior to the stockholders meeting under the purchase contracts for the vessels plus all associated payments previously made by Navios Holdings.

Navios Holdings has purchased 6,337,551 shares of Navios Acquisition common stock for $63,230 in open market purchases. As of May 25, 2010, following these purchases, Navios Holdings owns 12,372,551 shares (including 6,035,000 shares) or 57.3% of the outstanding common stock of Navios Acquisition.

(b)	On April 28, 2010, the Navios Vector, a 50,296 dwt Ultra-Handymax vessel and former long-term chartered-in vessel in operation, was delivered to Navios Holdings’ owned fleet. Navios Vector acquisition cost was approximately $30,000 which was financed through the $17,991 release of restricted cash kept for investing activities and the remaining balance through existing cash.

(c)	In April 2010, Navios Holdings further amended its facility agreement with HSH/Commerzbank as follows: (a) the bank to release certain pledge deposits amounting to $117,519 and accept additional securities of substitute vessels; and (b) to set margin ranging from 115 bps to 175 bps depending on the specified security value.

(d)	In April 2010, Navios Holdings agreed to acquire a new build 180,000 dwt Capesize vessel for a price of $54,000. The vessel is under construction with a South Korean Shipyard and scheduled for delivery in January of 2011. The vessel has been chartered out for ten years charter to a quality counter party for $24,674 (net) daily rate.

(e)	On May 5, 2010, Navios Partners completed its public offering of 4,500,000 common units at $17.84 per unit and raised gross proceeds of approximately $80,280 to fund its fleet expansion. The net proceeds of this offering, including discount and excluding estimated offering costs of $320, were approximately $76,667. Pursuant to this offering, Navios Partners issued 91,837 additional general partnership units to the General Partner. The net proceeds from the issuance of the general partnership units were $1,638. On the same date, Navios Partners completed the exercise of the overallotment option, previously granted to the underwriters in connection with the offering, and issued 675,000 additional common units at the public offering price less the underwriting discount. Navios Partners raised gross proceeds of $12,042 and net proceeds of approximately $11,500. Navios Partners issued 13,776 additional general partnership units to the General Partner. The net proceeds from the issuance of these general partnership units were $246. Following this offering Navios Holdings’ interest in Navios Partners decreased to 31.3% in April 2010.

(f)	On May 13, 2010, Navios Holdings received an amount of $5,401 as a dividend distribution from its affiliate, Navios Partners.

(g)	On May 17, 2010, the Board of Directors declared a quarterly cash dividend in respect of the first quarter of 2010 of $0.06 per common share payable on July 7, 2010 to stockholders on record as of June 15, 2010.

(h)	On May 21, 2010, Navios Holdings sold the Navios Pollux, a 2009 South-Korean-built Capesize vessel to Navios Partners for $110,000. In connection with the sale of Navios Pollux, Dekabank facility was amended and an amount of $58,600 was kept in a pledged account pending the delivery of a substitute vessel as collateral to this facility.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME HOLDINGS INC.
By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer Date: June 1, 2010